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09045123

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

PROCESSED
JAN 21 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05022 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 1/12/09

Annual Report **2008**

KUALA LUMPUR KEPONG BERHAD
(15043-V)

corporate
PROFILE

KUALA LUMPUR KEPONG BERHAD ("KLK") a company incorporated in Malaysia, employs under its Group more than 25,000 employees worldwide. It is listed on the Main Board of Bursa Malaysia and has a market capitalisation of approximately RM10.2 billion as at 30 September 2008.

Started as a plantation company more than 100 years ago, plantations, oil palm and rubber, still lead as KLK's core business activity. The Group has a plantation land bank of more than 210,000 hectares in Malaysia (Peninsular and Sabah) and Indonesia (Belitung, Sumatra and Kalimantan). Since the 1990s, the Group has diversified into resource-based manufacturing (oleochemicals, derivatives and specialty chemicals), property development and retailing (personal care products, toiletries, fine foods) with a worldwide operational and retailing presence.

36th Annual General Meeting

Venue : Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

Date : 18 February 2009
Time : 12.00 noon

the corporation

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

30 December 2008

To Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

Errata to Annual Report 2008

Kuala Lumpur Kepong Berhad ("KLK") wishes to inform Shareholders of errors in KLK's 2008 Annual Report. Although due care was given to ensure the accuracy and completeness of the Annual Report, the error was detected subsequent to the printing of the Annual Report. The error was in relation to the hectarage statement of KLK Group's immature oil palms in Indonesia, resulting in consequential errors on several pages of the Annual Report. Hence the circulation of this Errata to Shareholders of KLK.

The affected pages of the Annual Report, the nature of the errors and the corrections are set out herebelow:

A) <u>**Page 24, Paragraph 2, Line 2**</u>

32,833 hectares or **76%**, should read as **21,523** hectares or **67%** .

B) <u>**Page 25 - Pie Chart and Table on Oil Palm Age Profile at 30/9/2008**</u>

The Pie Chart and Table should be as follows:


10.2%
31.5%
Immature
4-9 Yrs
10-18 Yrs
19 Yrs & Above

OIL PALM AGE PROFILE AT 30/9/2008

PALM AGE (YRS)	AGE PROFILE (HA)	PERCENTAGE
Immature	31,905	21.3%
4 - 9	47,379	31.5%
10 - 18	55,642	37.0%
19 & Above	15,336	10.2%
Total	150,262	100.0%

C) <u>**Page 26, Paragraph 3, Line 4**</u>

56.1% of the Group's planted area should read as **52.8%**.

D) <u>**Page 114 – Area Statement**</u>

The Area Statement Table should be as follows:

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Area Statement

	Age in Years	2008 Hectares	2008 % Under Crop	2008 % of Total Planted Area	2007 Hectares	2007 % Under Crop	2007 % of Total Planted Area
OIL PALM	4 to 9	47,379	32		46,824	35	
	10 to 18	55,642	37		45,515	34	
	19 and above	15,336	10		14,843	11	
	Mature	**118,357**	**79**	**70**	107,182	80	69
	Immature	**31,905**	**21**	**19**	27,799	20	18
	Total	**150,262**	**100**	**89**	134,981	100	87
RUBBER	6 to 10	2,382	12		2,578	13	
	11 to 15	2,204	12		2,276	12	
	16 to 20	9,320	48		9,310	47	
	21 and above	2,058	11		1,733	9	
	Mature	**15,964**	**83**	**9**	15,897	81	10
	Immature	**3,381**	**17**	**2**	3,687	19	3
	Total	**19,345**	**100**	**11**	19,584	100	13
TOTAL PLANTED		**169,607**		**100**	154,565		100
Plantable Reserves		38,502			38,391		
Building Sites, etc.		10,896			10,366		
GRAND TOTAL		**219,005**			203,322		

E) **Page 115 – Oil Palm Planted Area**

The bar chart on the oil palm planted area (immature) for year 2008 showing **43,215 hectares** should read as **31,905 hectares.**

F) **Page 117 – Five Year Plantation Statistics**
Planted Area (weighted average hectares)

The weighted average oil palm planted area (immature) for year 2008 of **40,989 hectares** should read as **29,476 hectares.**

The Total Planted Area for year 2008 of **174,248 hectares** should read as **162,735 hectares.**

All other information remains unchanged.

We apologise for any inconvenience caused.

BY ORDER OF THE BOARD

J.C. LIM
YAP MIOW KIEN
Company Secretaries

the business

accountability

the financials

statistics, properties held & shareholdings

other information

Financial Calendar

FINANCIAL YEAR END	30 September 2008

ANNOUNCEMENT OF RESULTS

First Quarter	20 February 2008
Second Quarter	21 May 2008
Third Quarter	18 August 2008
Fourth Quarter	21 November 2008

PUBLISHED ANNUAL REPORT AND FINANCIAL STATEMENTS

Notice of Annual General Meeting	30 December 2008
ANNUAL GENERAL MEETING	18 February 2009

DIVIDENDS

Interim

Announcement	21 May 2008
Entitlement Date	16 July 2008
Payment Date	8 August 2008

Final

Announcement	21 November 2008
Entitlement Date	19 February 2009
Payment Date	17 March 2009

the corporation



Group Highlights

Financial		2008	2007	2006	2005	2004
Revenue	(RM'000)	**7,855,425**	5,067,627	3,916,649	3,789,897	3,883,483
Profit:						
before taxation	(RM'000)	**1,445,481**	886,458	588,554	576,072	558,426
attributable to equity holders of the Company	(RM'000)	**1,040,653**	694,154	436,230	421,315	408,478
Earnings per share	(sen)	**97.72**	65.18	40.96	39.56	38.36
Dividend per share:						
gross	(sen)	**70.0**	50.0	33.3	26.7	20.0
net	(sen)	**54.9**	36.9	24.3	20.3	15.5
Net tangible assets	(RM'000)	**5,243,498**	4,609,566	4,370,513	4,169,809	3,966,409
Net tangible assets per share	(RM)	**4.92**	4.33	4.10	3.92	3.72

Production		2008	2007	2006	2005	2004
Fresh Fruit Bunches	(tonnes)	**2,803,792**	2,360,061	2,422,487	2,250,808	2,019,506
Rubber	('000 kgs)	**21,958**	22,942	24,257	24,870	25,828

Quarterly Financial		Year 2008	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	(RM'000)	**7,855,425**	2,151,296	2,029,069	1,895,549	1,779,511
Operating profit	(RM'000)	**1,467,449**	373,123	369,117	344,140	381,069
Profit before taxation	(RM'000)	**1,445,481**	368,396	364,210	340,259	372,616
Profit attributable to equity holders of the Company	(RM'000)	**1,040,653**	267,502	245,360	236,655	291,136
Earnings per share – basic	(sen)	**97.72**	25.12	23.04	22.22	27.34
Dividend per share – gross	(sen)	**70**	55	–	15	–

Corporate Information

BOARD OF DIRECTORS

R. M. Alias
Chairman
(Appointed on 1/5/2008)

Dato' Seri Lee Oi Hian
Chief Executive Officer
(Resigned as Chairman on 1/5/2008)

YM Tengku Robert Hamzah

Dato' Lee Hau Hian

Tan Sri Dato' Thong Yaw Hong

Datuk Abdul Rahman bin Mohd. Ramli

Yeoh Eng Khoon

Roy Lim Kiam Chye
Executive Director

COMPANY SECRETARIES

J. C. Lim

Yap Miow Kien
(Appointed on 2/9/2008)

Fan Chee Kum
(Resigned on 2/9/2008)

AUDITORS

KPMG

PLACE OF INCORPORATION AND DOMICILE

In Malaysia as a public limited liability company

REGISTERED OFFICE/PRINCIPAL PLACE OF BUSINESS

Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak, Malaysia
Tel : 605-2417844
Fax : 605-2535018
Web : www.klk.com.my

SHARE REGISTRARS

(Appointed on 16/6/2008)

Symphony Share Registrars Sdn Bhd
55 Medan Ipoh 1A
Medan Ipoh Bistari
31400 Ipoh
Perak, Malaysia
Tel : 605-5474833
Fax : 605-5474363

PRINCIPAL BANKERS

Malayan Banking Berhad

HSBC Bank Malaysia Berhad

Public Bank Berhad

CIMB Bank Berhad

STOCK EXCHANGE LISTING

Bursa Malaysia Securities Berhad
Main Board
Listed since 1974

chairman's statement

kenyataan pengerusi



R. M. ALIAS
Chairman
Pengerusi

'Honesty, integrity and respect for our community will continue as core values in our business engagements.'

The year 2008 will be remembered as one of extremes, particularly by those in the commodity industry. The earlier part of the year saw soft commodity prices being driven to unprecedented highs by optimism, increase in adverse weather-related occurrences and excessive speculation in the commodity exchanges. Such high commodity prices could not be sustained, and the decline in prices accelerated in the last quarter of the financial year under review. The sharp fall in edible oil prices together with that of crude petroleum has caught many industry participants off-guard. Many had expected the favourable palm oil prices to be sustainable for a much longer period, underpinned by buoyant crude petroleum prices.

The world is now in the grip of possibly the worst financial crisis it has ever seen. Whilst I am pleased to report that this financial year has been an excellent one for KLK, with net profit reaching a record RM1.04 billion level, the subprime disaster and its fallout on commodity and foreign exchange markets has significantly raised the prospects of a worldwide recession next year. As part of the global family, we at KLK will be affected by this financial crisis; to what extent, only time will tell.

It cannot be denied that the financial year under review has been a historically excellent one for KLK with earnings per share of 97.7 sen. The Board is therefore recommending a final dividend comprising 45 sen per share less 25% Malaysian income tax and 10 sen per share tax exempt, which together with the interim dividend of 15 sen per share less 26% Malaysian income tax, already paid, amounts to a payout of RM584 million equivalent to 56.1% of net profit for the year.

Amidst the gloomy backdrop, there is a silver lining as the Group has to-date managed to capitalise on the higher palm oil prices earlier in the year and made forward sales of a significant portion of its FY2009 palm oil production.

PLANTATIONS

The Group's plantation division remains its backbone and continued to be the key performer of the year under review, registering 94% of our pre-tax profit. The average price achieved for crude palm oil was RM2,913 per tonne ex-mill and RM1,714 per tonne ex-mill for palm kernels. These prices are approximately 51% higher than those of last year.

The acquisition of Ladang Perbadanan-Fima Berhad added another 8,000 hectares of oil palm plantings to our Peninsular land bank. Much progress has also been made in the Group's estates in Kalimantan, where an additional 3,600 hectares has been planted with oil palm despite the challenges faced by our management. With such a sizable area of young and quality plantings, the future augurs well for KLK.

MANUFACTURING

Our oleochemicals group "KLK Oleo" has turned in a pre-tax profit of RM177 million, a near threefold increase over that of last year. This was achieved despite high feedstock prices. All oleochemicals business units, including Oleomas (our fatty alcohol plant) and our China fatty acids operations, performed satisfactorily and were profitable.

CORPORATE DEVELOPMENTS

In the financial year under review, we completed the acquisition of Ladang Perbadanan-Fima Berhad and disposed of a 60% stake in Barry Callebaut Malaysia Sdn Bhd, formerly known as KL-Kepong Cocoa Products Sdn Bhd.

The roles of Chairman and CEO of KLK were separated with effect from 1 May 2008, with Dato' Seri Lee Oi Hian continuing in the position of CEO and with me as the Chairman of KLK. I would like to thank my fellow Board members for their confidence in appointing me as the Chairman. The separation of the roles of Chairman and CEO demonstrates KLK's commitment to good corporate governance and helps to ensure that no one individual has unfettered powers of decision.

CORPORATE RESPONSIBILITY

I am delighted to announce that our strong and serious commitment to provide our employees with a safe and healthy workplace has been duly recognised by the National Council for Occupational Safety and Health with the conferment of the top prize to our Pang Burong Estate in the agriculture sector and Pinang Palm Oil Mill in the industrial category.

KLK continues to place great emphasis on the welfare of its employees whom it values as the Group's major asset. Plantation workers are afforded housing, schools, social and medical facilities which are regularly maintained and which provide them with a reasonable standard of living. At KLK, we truly believe in the motto that "a happy employee is a productive employee".

PROSPECTS

Going forward, it is anticipated that KLK's businesses, like many others in the world, will face extremely tough operating conditions due to the impending global recession. In particular, the difficult trading environment at our retailing arm, Crabtree & Evelyn, looks set to continue into FY2009 due to falling consumer demand worldwide.

APPRECIATION

On behalf of the Board, I take this opportunity to thank our loyal shareholders as well as our management, staff, customers, business partners, bankers and all stakeholders for their support, without which this record-breaking year would not have been possible. We will need continued goodwill and encouragement as we look forward to a challenging year ahead.

'Kejujuran, kewibawaan dan semangat hormat-menghormati untuk masyarakat akan terus menjadi nilai teras dalam penglibatan perniagaan kami.'

Tahun 2008 diingati sebagai tahun yang mencatatkan perkara yang memeranjatkan, khususnya yang berkaitan dengan industri komoditi. Pada awal tahun, harga komoditi yang sebelumnya lemah telah meningkat ke paras lebih tinggi kerana peningkatan keyakinan, pertambahan kejadian berkaitan cuaca buruk dan spekulasi berlebihan khususnya oleh mereka yang terlibat di pasaran komoditi. Harga komoditi yang tinggi tidak mampu bertahan dan kejatuhan harga bertambah serius pada tempoh suku terakhir tahun kewangan. Kejatuhan mendadak harga minyak masak serta petroleum mentah memeranjatkan ramai pihak dalam industri. Ramai yang menjangka harga minyak sawit yang menggalakkan berkekalan dalam tempoh yang lebih panjang kerana paras harga petroleum mentah yang melambung tinggi.

Kini, dunia dibelenggu dengan krisis kewangan yang berkemungkinan merupakan krisis terburuk pernah dilalui. Walaupun saya gembira melaporkan bahawa tahun kewangan ini merupakan tahun cemerlang bagi KLK, dengan keuntungan bersih mencapai paras mencatat rekod sebanyak RM1.04 bilion, namun bencana sub prima dan kemelesetan di pasaran komoditi dan mata wang asing dengan ketara telah meninggikan prospek kemelesetan sedunia pada tahun depan. Sebagai sebahagian daripada keluarga dunia, kita di KLK akan turut terjejas oleh krisis kewangan; namun sejauh mana keparahannya hanya masa akan menentukan.

Tahun kewangan yang ditinjau tidak dinafi merupakan satu tahun cemerlang yang mencatat sejarah bagi KLK kerana berjaya mencatatkan pendapatan sesaham sebanyak 97.7 sen. Justeru, Lembaga Pengarah mengesyorkan dividen akhir terdiri daripada 45 sen sesaham tolak 25% cukai pendapatan Malaysia dan 10 sen sesaham dikecualikan cukai, yang bersama dengan dividen interim sebanyak 15 sen sesaham tolak 26% cukai pendapatan Malaysia yang sudah dibayar, menjadikan jumlah pembayaran dividen sebanyak RM584 juta bersamaan dengan 56.1% daripada keuntungan bersih tahun ini.

Walaupun berada dalam suasana yang suram, namun ada hikmah di sebaliknya kerana sehingga kini Kumpulan mampu memanfaatkan kenaikan harga minyak sawit pada tahun ini serta melaksanakan jualan hadapan sebahagian besar pengeluaran minyak sawit TK2009.

PERLADANGAN

Bahagian perladangan Kumpulan kekal sebagai tulang belakangnya dan terus muncul sebagai penyumbang prestasi utama pada tahun yang ditinjau dengan mencatatkan keuntungan sebelum cukai sebanyak 94%. Harga purata minyak sawit mentah yang dicapai adalah sebanyak RM2,913 setiap tan di kilang dan RM1,714 setiap tan di kilang bagi isirong sawit. Harga ini lebih kurang 51% lebih tinggi berbanding paras harga tahun lepas.

Pengambilalihan Ladang Perbadanan-Fima Berhad menambah 8,000 hektar lagi tanaman kelapa sawit di Semenanjung. Banyak kemajuan juga dicapai di ladang-ladang Kumpulan di Kalimantan, di mana seluas 3,600 hektar ladang tambahan telah ditanam dengan kelapa sawit walaupun pengurusan mengalami pelbagai cabaran. Dengan keluasan tanaman muda dan berkualiti yang besar ia menjamin masa depan yang cerah kepada KLK.

PERKILANGAN

Kumpulan oleokimia "KLK Oleo" menyumbang keuntungan sebelum cukai sebanyak RM177 juta, peningkatan hampir tiga kali ganda berbanding pencapaian pada tahun lepas. Ia dicapai walaupun mengalami masalah kenaikan harga bahan mentah. Semua perniagaan unit oleokimia, termasuk Oleomas (loji alkohol lemak) dan operasi asid lemak di China menghasilkan prestasi yang memuaskan serta mencatatkan keuntungan.

PERKEMBANGAN KORPORAT

Pada tahun kewangan yang ditinjau, kita berjaya menyelesaikan pengambilalihan Ladang Perbadanan-Fima Berhad dan menjual 60% kepentingan dalam Barry Callebaut Malaysia Sdn Bhd yang dahulunya dikenali sebagai KL-Kepong Cocoa Products Sdn Bhd.

Peranan Pengerusi dan Ketua Pegawai Eksekutif KLK diasingkan mulai 1 Mei 2008, di mana Dato' Seri Lee Oi Hian terus memegang jawatan Ketua Pegawai Eksekutif manakala saya bertindak sebagai Pengerusi KLK. Saya ingin mengucapkan terima kasih kepada rakan-rakan saya dalam Lembaga Pengarah atas keyakinan mereka melantik saya sebagai Pengerusi. Pengasingan peranan Pengerusi dan Ketua Pegawai Eksekutif membuktikan komitmen KLK terhadap tadbir urus korporat yang baik serta membantu memastikan bahawa tiada seorang individu pun mempunyai kuasa bebas untuk membuat sesuatu keputusan.

TANGGUNGJAWAB SOSIAL KORPORAT

Saya berasa sukacita untuk mengumumkan bahawa keteguhan dan kesungguhan komitmen kita menyediakan tempat kerja yang selamat dan sihat telah mendapat pengiktirafan daripada Majlis Keselamatan dan Kesihatan Pekerjaan Kebangsaan apabila Ladang Pang Burong kita diberi hadiah pertama dalam sektor pertanian dan Kilang Minyak Sawit Pinang kita dalam kategori perindustrian.

KLK memberi penekanan berterusan terhadap kebajikan anggotanya yang dianggap sebagai aset utama Kumpulan. Para pekerja ladang diberikan kemudahan perumahan, sekolah dan kemudahan sosial serta perubatan yang disenggara secara kerap serta membolehkan mereka menikmati taraf hidup yang berpatutan. Di KLK, kita semua mempercayai sepenuhnya kepada cogankata "seorang pekerja yang gembira adalah seorang pekerja yang produktif".

PROSPEK

Dalam menuju ke hadapan, perniagaan KLK sepertimana kebanyakan perniagaan lain di seluruh dunia, bakal menghadapi keadaan operasi yang amat sukar berikutan kemelesetan ekonomi dunia yang sedang dihadapi. Persekitaran perdagangan sukar yang dialami oleh bahagian peruncitan kita, Crabtree & Evelyn, dijangka akan berterusan hingga ke TK2009 akibat penyusutan permintaan pengguna di seluruh dunia.

PENGHARGAAN

Saya bagi pihak Lembaga Pengarah dengan sukacitanya mengambil kesempatan di sini untuk mengucapkan ribuan terima kasih kepada para pemegang saham setia serta pengurusan dan kakitangan, pelanggan, rakan-rakan dalam perniagaan dan semua pemegang kepentingan atas sokongan yang diberikan kerana tanpanya, pencapaian mencatat rekod pada tahun ini mungkin tidak mampu direalisasikan. Kita sentiasa memerlukan kerjasama erat dan galakan berterusan untuk menuju ke tahun hadapan yang lebih mencabar.

Board of Directors



sitting from left to right

1. YM Tengku Robert Hamzah
2. R. M. Alias [illegible]
3. Dato' Seri Lee Oi Hian

standing from left to right

1. Yeoh Eng Khoon
2. Datuk Abdul Rahman bin Mohd. Ramli
3. Tan Sri Dato' Thong Yaw Hong
4. Dato' Lee Hau Hian
5. Roy Lim Kiam Chye

Profile of Directors

R. M. Alias

Chairman
Independent
Non-Executive Director
Aged 76
Malaysian

Has served on the Board since 1 July 1978. He was appointed as Chairman of KLK with effect from 1 May 2008. He is also the Chairman of the Remuneration Committee and a member of the Nomination Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from the University of Malaya, Singapore, a Certificate in Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Programme at Harvard Business School, US.

His directorships in other listed companies include Batu Kawan Berhad and Cerebos Pacific Limited (Singapore). He is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Dato' Seri Lee Oi Hian

Chief Executive Officer
Executive Director
Aged 57
Malaysian

Joined the Board on 1 February 1985 and is the CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc. In addition to being the current Chairman of the Malaysian Palm Oil Council, he also serves as a trustee of several charitable organisations.

He graduated with a Bachelor of Agricultural Science (Honours) degree from the University of Malaya and obtained his Masters in Business Administration from Harvard Business School, US.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO and held the position until 2008. In line with best practices in corporate governance which call for a separation of the role of Chairman and CEO, he relinquished his role as Chairman on 1 May 2008 but continues to be an Executive Director and CEO of the Group.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. Dato' Seri Lee is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related party transactions with the KLK Group. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

YM Tengku Robert Hamzah

Independent
Non-Executive Director
Aged 69
Malaysian

Joined the Board on 1 May 1976. He serves as Chairman of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, he graduated from the AA School of Architecture and is a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He has been Chairman of T.R. Hamzah & Yeang Sdn Bhd since 1976.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Dato' Lee Hau Hian

Non-Independent
Non-Executive Director
Aged 55
Malaysian

Joined the Board on 20 December 1993. He is a member of the Nomination Committee and the Remuneration Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneur & Skills Development Centre. Besides serving as a director of Yayasan De La Salle and See Sen Chemical Berhad, he is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a Masters in Business Administration degree from Stanford University, US.

He is the brother of Dato' Seri Lee Oi Hian who is the CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related party transactions with the KLK Group. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Tan Sri Dato' Thong Yaw Hong

Independent Non-Executive Director
Aged 78
Malaysian

Joined the Board on 8 March 1995. He is the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Board. He is a Fellow member of the Institute of Bankers Malaysia.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad and Public Mutual Berhad, Chairman of Berjaya Sports Toto Bhd. His directorships in other public companies are Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Public Islamic Bank Berhad, Public Investment Bank Bhd and LPI Capital Berhad. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation, Malaysian Institute of Economic Research and Yayasan Wah Seong. He is also a member of the Working Group of the Executive Committee for the National Implementation Task Force, and a member of the Investment Committee for the Unit Trust Funds managed by Public Mutual Berhad.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Programme from Harvard Business School. Tan Sri was the Pro-Chancellor of Universiti Putra Malaysia till June 2006. In 17 September 2006, he was conferred the Honorary Doctorate of Economics by Universiti Putra Malaysia.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Datuk Abdul Rahman bin Mohd. Ramli

Non-Independent Non-Executive Director
Aged 69
Malaysian

Joined the Board on 11 September 1999. He serves as a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently a Board member of Malayan Banking Berhad and DRB-HICOM Berhad, both public listed companies.

He is a nominee director of Permodalan Nasional Berhad, a shareholder of KLK. Save as disclosed he has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Yeoh Eng Khoon

Independent Non-Executive Director
Aged 61
Malaysian

Was appointed to the Board on 24 February 2005. He serves as a member of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad, as well as a trustee of Yayasan KLK. His past working experience included banking, manufacturing and the retail business.

He obtained his Bachelor of Arts (Honours) degree in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He has no family relationship with any director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Roy Lim Kiam Chye

Executive Director
Aged 58
Malaysian

Was appointed to the Board on 1 June 2007.

Mr. Lim holds a Bachelor of Economics (Honours) degree and a Diploma in Education (Distinction) from the University of Malaya. He has also attended the Senior Management Development Programme from Harvard Business School and Advanced Management Programme from INSEAD.

Mr. Lim is the KLK Group Plantations Director. He has been with the KLK Group for the past 33 years. Prior to his current position, he was the Marketing Director overseeing commodities trading for the plantations division. He is also a council member of the Malaysian Agricultural Producers Association and Malaysian Palm Oil Association.

He has no family relationship with any director/major shareholder of KLK. He has no personal interest in any transactions involving the KLK Group carried out in the ordinary course of business. He has attended all the five (5) Board of Directors' meetings held in the financial year ended 30 September 2008.

Note: *None of the Directors of KLK has been convicted of any offence.*

Corporate Calendar

25 OCTOBER 2007

KLK co-sponsored the Special Commemorative Conference on 50 Years of British-Malaysia Partnership jointly organised by the British Malaysian Society (BMS) and the Asian Strategy & Leadership Institute (ASLI) held in London.



10 NOVEMBER 2007

Commissioning of 800 tonnes/day Mandau Kernel Crushing Plant in Riau, Indonesia.



16 NOVEMBER 2007

Announcement on the proposed acquisition of the entire equity interest of Shanghai Jinshan Jinwei Chemical Company Limited which specialises in the manufacturing of fatty amines, cationic surfactants, and auxiliary materials for cosmetics, detergent, and tobacco industries. This acquisition was completed in June 2008.



18 DECEMBER 2007

PT Steelindo Wahana Perkasa, a KLK subsidiary was awarded the Best Company Award in the province of Bangka, Belitung, Indonesia for caring for the welfare and well-being of women workers.



17 JANUARY 2008

Official opening of Applied Agricultural Resources' Tissue Culture Laboratory, Sungai Buloh by YB Datuk Peter Chin Fah Kui, Minister of Plantation Industries and Commodities of Malaysia.



20 FEBRUARY 2008

KLK's 35th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.



6 MARCH 2008

KLK was awarded "Anugerah Syarikat Perladangan Prihatin Tanggungjawab Korporat" by the Malaysian Palm Oil Board. This award is presented to plantation companies which are mindful of their corporate responsibility to the community.



9-12 MARCH 2008

The Managers' Conference (Plantations) and Awards Presentation.

31 MARCH 2008

Announcement on the proposed disposal of 60% of the equity interest in KL-Kepong Cocoa Products Sdn Bhd ("KLKCP") to Barry Callebaut Group, a Swiss multinational. This transaction was completed in April 2008 and the parties thereafter entered into a joint venture in relation to KLKCP.

4 APRIL 2008

At the Extraordinary General Meeting held at its Corporate Head Office, Wisma Taiko, Ipoh, KLK shareholders approved the proposed issue of up to US$300 million nominal value of 5-year unsecured guaranteed exchangeable bonds by KLK Capital Resources (L) Ltd, a wholly-owned subsidiary of KLK, with an over-allotment option to increase the issue by US$100 million.



19-28 APRIL 2008

KLK participated in the Minggu Saham Amanah Malaysia 2008 Exhibition organised by Permodalan Nasional Berhad held in Ayer Keroh, Melaka.

1 MAY 2008

In line with best practices in corporate governance Dato' Seri Lee Oi Hian, Chairman and CEO relinquished his Chairmanship role to R. M. Alias. He continues as Executive Director and CEO of KLK.

8 MAY 2008

KLK via its subsidiary, Ablington Holdings Sdn Bhd ("AHSB") made an unconditional take-over offer for the remaining voting shares of Ladang Perbadanan-Fima Berhad ("LPF") not already owned by AHSB and persons acting in concert. As more than 90% of the acceptances were received for the take-over, the shares of LPF were subsequently delisted from Bursa Malaysia Securities Berhad on 8 August 2008. LPF became a wholly-owned subsidiary of KLK on 29 August 2008.


KUALA LUMPUR KEPONG BERHAD
EMBASSY OF THE P.R. CHINA - CHINA EARTHQUAKE FUND
THREE HUNDRED THOUSAND ONLY
300,000

30 MAY 2008

In response to the earthquake which struck Sichuan Province on 12 May 2008, KLK made a donation of RM300,000 towards the Sichuan, China Earthquake Fund.


MINGGU
KESELAMATAN
DAN KESIHATAN PEKERJAAN

9 JULY 2008

Ladang Pang Burong and Pinang Palm Oil Mill won the Gold Awards of the Anugerah Cemerlang Keselamatan Dan Kesihatan Pekerjaan Kebangsaan 2007 in their respective categories.



11-14 AUGUST 2008

Inaugural KLK Mill Managers' Conference held in Clearwater Sanctuary Golf Resort for all Managers of palm oil mills and refineries in Malaysia and Indonesia.



20 SEPTEMBER 2008

Commissioning of 60 tonnes/hour Parit Sembada Palm Oil Mill in Belitung, Indonesia, which employs vertical sterilisers.

Group Companies

At 30 September 2008

plantations

Bornion Estate Sdn Bhd
63% (Plantation)

Draw Fields Sdn Bhd
100% (Investment holding)

Fajar Palmkel Sdn Bhd
100% (Trading in palm kernel)

Gocoa Sdn Bhd
100% (Plantation)

Golden Complex Sdn Bhd
100% (Investment holding)

- **P.T. Malindomas Perkebunan**
  92% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Kalumpang Estates Sdn Bhd
100% (Plantation)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

- **Double Jump Ltd**
  100% (Investment holding)
- **Gunong Pertanian Sdn Bhd**
  100% (Plantation)
- **Jasachem Sdn Bhd**
  100% (Investment holding)
  - **P.T. Karya Makmur Abadi**
    90% (Plantation)
- **Parit Perak Plantations Sdn Bhd**
  100% (Plantation)
- **Pinji Horticulture Sdn Bhd**
  100% (Plantation)
- **P.T. ADEI Plantation & Industry**
  95% (Plantation)
- **P.T. Hutan Hijau Mas**
  92% (Plantation)
- **P.T. Jabontara Eka Karsa**
  95% (Plantation)
- **P.T. KLK Agriservindo**
  100% (Management of plantations)
- **P.T. Kreasijaya Adhikarya**
  95% (Bulking Installation)
- **P.T. Menteng Jaya Sawit Perdana**
  80% (Plantation)
- **P.T. Mulia Agro Permai**
  90% (Plantation)
- **P.T. Steelindo Wahana Perkasa**
  95% (Plantation)
  - **P.T. Parit Sembada**
    95% (Plantation)
- **Sy Kho Trading Plantation Sdn Bhd**
  100% (Plantation)
  - **Sunshine Plantation Sdn Bhd**
    100% (Plantation)
- **Tri-Force Element Inc**
  100% (Investment holding)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling of palm products)

KLK (Mauritius) International Ltd
100% (Investment holding)

Kulumpang Development Corporation Sdn Bhd
100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Perbadanan-Fima Berhad
100% (Plantation)

- **LPF Properties Sdn Bhd**
  100% (Dormant)

Ladang Sumundu (Sabah) Sdn Bhd
100% (Plantation)

Leluasa Untung Sdn Bhd
100% (Refining of palm products and kernel crushing)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Rubber Fibreboards Sdn Bhd
100% (Manufacturing of fibre mat)

Sabah Cocoa Sdn Bhd
100% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Susuki Sdn Bhd
100% (Investment holding)

- **Axe Why Zed Sdn Bhd**
  100% (Plantation)
- **Bandar Merchants Sdn Bhd**
  100% (Plantation)
- **Segar Usaha Sdn Bhd**
  100% (Plantation)
- **Syarikat Budibumi Sdn Bhd**
  100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Bhd
100% (Management of plantations)

The Kuala Pertang Syndicate Ltd
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Ltd
100% (Plantation)

- **K.H. Syndicate Ltd**
  100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

Verdant Plantations Ltd
100% (Investment holding)

Voray Holdings Ltd
55% (Investment holding)

- **Hubei Zhong Chang Vegetable Oil Co Ltd***
  60% (Edible oil refining)
- **Tianjin Voray Bulking Installation Co Ltd****
  50.1% (Bulking installation)

* *Group's effective shareholding 33%*

** *Group's effective shareholding 37%*

properties

KL-K Holiday Bungalows Sdn Bhd
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

- **Austerfield Corporation Sdn Bhd**
  100% (Investment holding)
- **Betatechnic Sdn Bhd**
  100% (Property development)
- **Brecon Holdings Sdn Bhd**
  100% (Renting out of storage and office space)
- **Colville Holdings Sdn Bhd**
  100% (Property development)
- **KL-Kepong Complex Sdn Bhd**
  100% (Property development)
- **KL-Kepong Country Homes Sdn Bhd**
  100% (Property development)
- **KL-Kepong Property Development Sdn Bhd**
  100% (Property development)
- **KL-Kepong Property Management Sdn Bhd**
  100% (Property management)
- **Kompleks Tanjong Malim Sdn Bhd**
  80% (Property development)
- **Palermo Corporation Sdn Bhd**
  100% (Property development)

associated companies

Applied Agricultural Resources Sdn Bhd
50% (Agronomic service and research)

Barry Callebaut Malaysia Sdn Bhd [formerly known as KL-Kepong Cocoa Products Sdn Bhd]
40% (Manufacturing of cocoa products)

Beijing King Voray Edible Oil Co Ltd***
25% (Inactive)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Kumpulan Sierramas (M) Sdn Bhd
50% (Property development)

Malaysia Pakistan Venture Sdn Bhd
37.5% (Investment holding)

MAPAK Edible Oils (Private) Ltd
30% (Manufacturing and marketing of palm and other soft oils)

Milljet Sdn Bhd
40% (In creditors' liquidation)

Pearl River Tyre (Holdings) Ltd
31% (Investment holding and manufacturing of tyres)

P.T. Sekarbumi Alamlestari
48% (Plantation)

Phytopharma Co. Ltd
23% (Import, export and distribution of herbal medicine and raw materials thereof, raw materials of pharmaceutical products and cosmetic products)

Rainbow State Ltd
25% (Owning and operating of aircraft)

*** *Group's effective shareholding 14%*

retailing

CE Holdings Ltd
100% (Investment holding)

Crabtree & Evelyn Holdings Ltd
100% (Investment holding)

C&E Canada, Inc
100% (Retailing and distribution of toiletries)

Crabtree & Evelyn Australia Pty Ltd
100% (Distribution of toiletries)

Crabtree & Evelyn Europe BV
100% (Investment holding)

Crabtree & Evelyn Deutschland GmbH
100% (Manufacturing, retailing and distribution of toiletries)

Crabtree & Evelyn Austria GmbH
100% (Retailing of toiletries)

Crabtree & Evelyn Ltd
100% (Retailing and distribution of toiletries)

Crabtree & Evelyn (Overseas) Ltd
100% (Retailing and distribution of toiletries)

Crabtree & Evelyn London S A
100% (Retailing of toiletries)

Crabtree & Evelyn London Ltd
100% (Dormant)

Crabtree & Evelyn (Hong Kong) Ltd
100% (Retailing and distribution of toiletries)

Crabtree & Evelyn (Malaysia) Sdn Bhd
100% (Retailing of toiletries)

Crabtree & Evelyn Philippines, Inc
100% (Retailing and distribution of toiletries)

Crabtree & Evelyn (Singapore) Pte Ltd
100% (Retailing and distribution of toiletries)

Quillspur Ltd
100% (Investment holding)

Premier Procurement Ltd
100% (Investment holding)

Crabtree & Evelyn Trading Ltd
100% (Manufacturing of toiletries)

Crabtree Global Resourcing Sdn Bhd
100% (General trading)

investment holding & others

Kersten Holdings Ltd
100% (Investment holding)

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

Ablington Holdings Sdn Bhd
100% (Investment holding)

KL-Kepong International Ltd
100% (Investment holding)

Quarry Lane Sdn Bhd
100% (Investment holding)

KLK Assurance (Labuan) Ltd
100% (Offshore captive insurance)

KLK Capital Resources (L) Ltd
100% (Raise financing by issuance of bonds)

KLK Farms Pty Ltd
100% (Cereal and sheep farming)

KLKI Holdings Ltd
100% (Investment holding)

Crabtree & Evelyn Shop Ltd
100% (Manufacturing of jams)

Kuala Lumpur-Kepong Investments Ltd
100% (Investment holding)

Ortona Enterprise Sdn Bhd
100% (Money lending)

manufacturing

Capital Glogalaxy Sdn Bhd
100% (Inactive)

Davos Life Science Pte Ltd
51% (Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products)

Biogene Life Science Pte Ltd
51% (Investment holding)

Centros Life Science Pte Ltd
51% (Manufacturing of pharmaceutical and bio-pharmaceutical intermediates)

Davos Life Science Marketing Pte Ltd
51% (Sales and marketing)

Helix Life Science Pte Ltd
51% (Research and experimental development on plant micronutrients)

Dr. W. Kolb Holding AG
100% (Investment holding)

Dr. W. Kolb AG
100% (Manufacturing of non-ionic surfactants and esters)

Dr. W. Kolb Deutschland GmbH
100% (Distribution of non-ionic surfactants and esters)

Dr. W. Kolb Netherlands BV
100% (Manufacturing of non-ionic surfactants and esters)

Kolb Asia Pte Ltd
100% (Dormant)

Kolb Distribution AG
100% (Distribution of non-ionic surfactants and esters)

Kolb Distribution BV
100% (Distribution of non-ionic surfactants and esters)

Kolb France SARL
100% (Distribution of non-ionic surfactants and esters)

Kolb Italia Srl
100% (Distribution of non-ionic surfactants and esters)

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

B.K.B. Hevea Products Sdn Bhd
100% (Manufacturing of parquet flooring products)

B.K.B. Flooring Sdn Bhd
100% (Marketing of parquet flooring products)

KL-Kepong Rubber Products Sdn Bhd
100% (Inactive)

Masif Latex Products Sdn Bhd
100% (Manufacturing of household latex gloves)

KSP Manufacturing Sdn Bhd*****
100% (Manufacturing of soap noodles)

Palmamide Sdn Bhd
88% (Manufacturing of industrial amides)

Palm-Oleo Sdn Bhd
80% (Manufacturing of oleochemicals)

Palm-Oleo (Klang) Sdn Bhd
*[formerly known as Uniqema (Malaysia) Sdn Bhd]*****
100% (Manufacturing of oleochemicals)

KL-Kepong Nutrients Sdn Bhd
100% (Manufacturing of palm oil fatty acid products)

KL-Kepong Oleomas Sdn Bhd*****
100% (Manufacturing of fatty alcohol)

KLK Overseas Investments Ltd
100% (Investment holding)

B.K.B. Europa SARL
100% (Marketing of wood based products)

KLK Oleo Europe GmbH
100% (Trading and distribution of oleochemicals)

Standard Soap Company Ltd
100% (Manufacturing of toiletries)

Premier Soap Company Ltd
100% (Dormant)

KLK Premier Capital Ltd
100% (Investment holding)

Taiko Palm-Oleo (Zhangjiagang) Co Ltd
90% (Manufacturing of fatty acids, glycerine and soap noodles)

Shanghai Jinshan Jinwei Chemical Co Ltd
100% (Manufacturing of fatty amines, cationic surfactants and auxiliary materials for cosmetic, detergent, tobacco industries)

Stolthaven (Westport) Sdn Bhd
51% (Storing and distribution of bulk liquid)

**** *Group's effective shareholding 80%*
***** *Group's effective shareholding 96%*

the business



ceo's review of operations



DATO' SERI LEE OI HIAN
Chief Executive Officer



Roy Lim Kiam Chye
Group Plantations Director



Fan Chee Kum
Group Financial Controller



Olivier Meurzec
CEO of Group Manufacturing

For the financial year under review, the KLK Group achieved an excellent record net profit of RM1.04 billion, due to very fortuitous commodity prices. It is also heartening that KLK Oleo, through steady investments over the years, is emerging as a global force in the oleochemicals arena.

For Plantations, our Indonesian operations produced 28.1% or 788,292 tonnes of the Group's total fresh fruit bunches ("FFB"). 32,833 hectares or 76% of our immature oil palm is on Indonesian soil and this trend will continue with the ongoing planting of our existing landbank there. The key criteria for our expansion in Indonesia is the choice of location, terrain and soil, coupled with quality new plantings and proper execution. There is also much focus in synergising our produce, especially the lauric oils, with our oleochemicals businesses.

Looking ahead, this twin strategy of expanding our plantations base and moving up the value chain towards oleo derivatives should result in a more resilient KLK Group which will be able to withstand the effects of any economic downturn.

KLK has maintained a low gearing ratio through prudent management of our expansion programme. Although the global financial crisis is wreaking havoc in most economies, opportunities may arise in these turbulent times that we should be in a good position to benefit from.



1,176 hectares of 1st year planting at Kebun Hutan Hijau Mas, Kalimantan Timur, Indonesia


34.4%
9.5%
29.3%
26.8%
Immature
4-9 Yrs
10-18 Yrs
19 Yrs & Above

OIL PALM AGE PROFILE AT 30/9/2008

PALM AGE (YRS)	AGE PROFILE (HA)	PERCENTAGE
Immature	43,215	26.8%
4 - 9	47,379	29.3%
10 - 18	55,642	34.4%
19 & Above	15,336	9.5%
Total	161,572	100.0%

Plantations

For the financial year under review, all the commodities under the Group's stable enjoyed record high prices. The exceptionally strong rally in the price of petroleum due mainly to speculative activity and unfounded fears of shortages provided the catalyst for the rise in the prices of most commodities directly or indirectly related to it. Natural rubber prices benefitted from the resultant high prices of synthetic rubber and crude palm oil ("CPO") gained from the perceived support to the bio-diesel industry. At the height of the markets, petroleum was US$145 per barrel, whilst CPO and rubber prices were above RM4,000 per tonne and RM11 per kg respectively. It defied logic to see high CPO prices in the midst of high stocks. Finally, it was the financial crisis in the United States which later spread worldwide that deflated these bubbles and brought fundamentals back into play.



Goh Tee Meng, Regional Director of Pekanbaru (left) visiting Nilo Palm Oil Mill



Wong Tang Kah, Regional Director of Kaltim (left) with Patrick Kee, Regional Director of Jakarta at Kebun Hutan Hijau Mas

Riding on the earlier bullish scenario, operations from plantations produced a record-breaking set of results. Turnover increased sharply to RM3.8 billion, churning out a profit of RM1.36 billion. This splendid performance enabled profit to rise substantially by RM658 million or 94.3% over that of last year. Historically, it was the first time that contribution from the Group's plantations exceeded the RM1 billion mark.

The remarkable results were mainly attributed to the massive gains in the prices of palm products. The palm sector contributed the bulk of the profits accounting for RM1.22 billion, equivalent to 90% of the profit from



Ng Chang Huat, Regional Director of Jakarta (centre) on field visit at Belitung

plantations. The Group achieved an average price of RM2,913 per tonne ex-mill for CPO and RM1,714 per tonne ex-mill for palm kernels. Both these prices were about 51% higher than those of last year and would have been higher if not for the punitive export tax on CPO by the Indonesian authorities. Rubber was generally stable at high prices until its sudden and sharp correction at the end of the financial year due to fears of a worldwide recession. However, the average price of rubber still improved by 13.6% to 893 sen per kg with the sector contributing a return of RM110 million.

The average profit per mature hectare for oil palm was RM10,684, with our prime oil palm complex in Sabah achieving up to RM14,297. In comparison, rubber chalked up a decent profit per mature hectare of RM7,059.

The age profile of our palms was slightly skewed to the immature and young sector due to replanting in Malaysia and new plantings in Indonesia. Together they comprise 56.1% of the Group's planted area which augurs well in the years ahead when the palms come into maturity. Such a situation would continue in the near future as we made good progress in our planting programme in central and east Kalimantan.

The Group's FFB production recovered from the biological stress of last year having gone through a period of generally good and even rainfall. Consequently, production grew by 18.8% to 2.8 million tonnes, whilst the FFB yield per hectare improved by 11% to 24.66 tonnes which, translated at an average oil extraction rate of 20.5%, produced 5.06 tonnes of CPO per hectare. On the contrary, rubber was adversely affected by too many rainy days, secondary leaf fall and poor foliage due to fungus attack leading to depression in yields. Yield per hectare dropped by 3.9% to 1,394 kg per hectare and total output was reduced by 4.3% to 21,958 tonnes.

The cost of production of FFB rose by 11% to RM139 per tonne ex-estate due to inflationary pressures and the high cost associated with low yields in young and newly matured fields. However, cost was partly restrained by the increase in productivity. The ex-estate cost of rubber rose by 19% to 297 sen per kg due primarily to lower production which fortunately was cushioned by the high selling price. In general, forward cover of fertiliser requirements ensured that only a partial impact of sky rocketing fertiliser prices on cost was felt during the second half of the year.

Our quest to increase productivity focused heavily on the implementation of our Group Agriculture Policy supported by programmes to fully use waste products from the palm oil mill in the fields. Mulching of empty fruit bunches in the Bahau Region was complemented



Yap Mun Yew, Regional Director of Sabah at KDC's Merdeka Sports Carnival



Wong Yee Chong, Production Director (right) with Yeoh Eng Khoon, KLK Director discussing on mill operations

by home produced 'Ecomats' to enable a wider coverage for moisture conservation and decanter cake was widely applied in the estates that are near to palm oil mills producing it. Experiments to mix decanter cake with boiler ash as a partial substitute for inorganic fertilisers are in the pipeline. The palm oil mills explored several innovations for better ramp management and trash reduction to improve oil extraction rate.

A crucial factor in yield improvement is in research and development where our associate, Applied Agricultural Resources Sdn Bhd ("AAR") has a high standing in the industry. AAR's state-of-art tissue culture laboratory in our Tuan Mee Estate, Sungai Buloh, was officially launched by the Minister of Plantation Industries and Commodities on 17 January 2008 in the presence of eminent personalities in the plantation industry. The laboratory has the ability to produce in excess of 1 million ramets a year, complementing its successful seed production unit which churned out 8.6 million high quality seeds in 2008. Their new planting material named AA Hybrida is shorter, more uniform with smaller canopy size and is more tolerant to abiotic stress enabling them to be planted in a wider range of environments. Moreover, they have higher oil in the fruit bunches. The Group's planting materials are sourced mainly from AAR. Amongst the important studies conducted by AAR are the use of tomography to identify ganoderma diseased palms in fields, emission of green house gas from oil palm fields and its impact on production and climate change, and eco-services of different components of the plantation ecosystem to determine the relative importance of biodiversity in our plantations. AAR conducted several collaborative researches with reputable local and foreign institutions and research findings and expertise are transferred to the Group through agronomic and advisory services.

The production and engineering division again had a busy year to keep up with the rapid growth in plantations and the need to create value through enhancing processing and synergy within the Group. They doubled the capacity of our kernel crushing plant in Sabah to 700 tonnes per day and commissioned another of the same capacity in Riau, Sumatra in November 2007 followed by a bio-mass power plant in May 2008 to support its operations. These processing facilities would add value to our palm kernels and supply crude palm kernel oil to our oleochemical factories in Port Klang. At around the same time, the bulking installation of 18,000 tonnes capacity in Dumai port became operational to service the expansion in our downstream activities in addition to providing a wider option for marketing our products from Sumatra. The capacity of our Jeram Padang Palm Oil Mill in Negeri Sembilan was raised to 45 tonnes per hour to cater for the increasing FFB from new fields and a new palm oil



Dr. Kee Khan Kiang, AAR's Director of Research (left) with YB Datuk Peter Chin, Minister of Plantation Industries and Commodities viewing our tissue culture materials mill of 60 tonnes per hour employing vertical sterilisers was commissioned on Belitung Island. The construction of another 60 tonnes per hour mill in Kalimantan Timur employing the same technology is in progress and is expected to come onstream in early 2009.

The Group is committed to produce sustainable palm oil in accordance with the principles and criteria set by the Roundtable on Sustainable Palm Oil ("RSPO"). Our KDC Complex in Sabah comprising eight estates totalling 20,875 hectares and two palm oil mills have been audited by Control Union of Holland with favourable feedback and, the official certification by the RSPO Board is awaited. From the experience acquired, efforts have been channelled to other production units to bring them to certification.

Related to the RSPO initiative, environmentally friendly clean development mechanism ("CDM") projects to earn carbon credits by capturing methane from the effluent ponds of palm oil mill have been extended to mills in Sabah and Indonesia. The two bio-mass plants, one in our refinery in Sabah and the other in Sumatra, have also been roped into CDM projects.



Cheong Kam Swee, Regional Director of Kalteng (left) briefing the Chairman and Lim Hong Joon, President Director of Indonesia (right) at Kebun Karya Makmur Abadi


K04A/143

Teh Sar Moh Nee, Regional Director of Peninsular Malaysia (right) visiting an oil palm field

On the social side, our strong and serious commitment to provide our employees with a safe and healthy work place has been duly recognised by the National Council for Occupational Safety and Health with the conferment of the top prizes to our Pang Burong Estate in the agriculture sector and Pinang Palm Oil Mill in the industrial category.

Much has been done and achieved due to the diligence of our employees and going forward, we remain committed to maintaining the Group's performance even as the prospects for growth look bleak in the contracting world economy. However, prudent forward sales of part of our production would put the Group on a sound footing to face the challenges ahead.

Manufacturing

OLEOCHEMICALS DIVISION

The performance of "KLK Oleo" Group was satisfactory with a profit before tax of RM177 million, a near threefold improvement over last year. All plants were running satisfactorily at nearly full capacity. Newer business units such as Oleomas (fatty alcohol plant), and profits from our China operations contributed to this result. In addition, the acquisition of Palm-Oleo Klang (previously Uniqema Malaysia) and the timely



12.5 tonnes per hour Olemas fatty alcohol plant in West Port, Selangor, Malaysia

purchase of raw materials in a rising market benefitted our basic fatty acids business units. KLK Oleo's footprint was further enhanced by the acquisition of Shanghai Jinshan Jinwei Chemical Co Ltd, a smallish fatty amines and esters manufacturer. Although margins in this industry are slim, the Oleochemicals division has been able to turn a profit by realising synergies arising from the integration of our resource-based manufacturing units with our long-established plantation business.

Our European-based subsidiary, KOLB, commissioned its third ethoxylation reactor in Moerdijk, the Netherlands, which will greatly enhance our ability to meet customer demands and on-time deliveries. The methyl esters sulphonate plant being built in Port Klang should be completed by mid-2009, which will again broaden our product range. These new plants and numerous on-going projects to de-bottle capacities and enhance operating efficiencies, means that our demands on management and investments burden will continue to be heavy for the coming year.



A.K. Yeow, Managing Director of Oleochemicals Division (right) at KSP/Palmamide, Rawang for site inspection

OTHERS

During the year, KLK divested 60% of KL-Kepong Cocoa Products to Barry Callebaut. A capital gain of RM86.5 million was recognised. Barry Callebaut, a reputable global leader in the chocolate manufacturing and cocoa products business, brings much expertise to this joint venture, and their participation will enhance the value of our investment.

The other manufacturing operations continue to underperform, in particular, Davos Life Science, the Group's nutraceutical arm. The investment in Davos has been substantially impaired but Management is addressing the issues urgently as tocotrienols have tremendous potential which has yet to be realised.

The Group had provided an allowance for diminution in value of investment of RM100.8 million in Yule Catto & Co. plc given the declining market condition. Going forward, there is a possibility that there may be further write-downs should market conditions worsen.

Retailing and Properties

CRABTREE & EVELYN

For the year under review, good progress was made against our strategic initiative to update the brand positioning and the product assortment. Upgraded e-commerce site design has made it easier for customers to navigate the site and better features the newness in the assortment. The Crabtree & Evelyn team was able to announce the ability to handle fulfilment of customer orders shipping into Canada from the North American site.

Much work remains to be accomplished to regain the growth in the Crabtree & Evelyn brand. The team is energised by the potential of the brand and the various projects that are in the works. We are working to create a healthy, high performance culture with the team with our "At Our Best" culture shaping workshops that we are cascading throughout the company.


INDIA HICKS
ISLAND NIGHT
CREAMY
INDIA HICKS
ISLAND NIGHT
INDIA HICKS
ISLAND NIGHT

Crabtree & Evelyn's latest range at our North American stores

Three major new product launches should help attract new consumers and strengthened our appeal to existing customers. We launched the "Aromatherapy Distillations" collection in August and the new "Island Night Range" from India Hicks in October. A much larger seasonal programme will hit all retail stores for the Christmas season starting beginning of November with seasonal personal care, additions to seasonal home fragrance and a seasonal gifting assortment. These launches will provide our stores with much needed newness, and create a buzz within the industry that Crabtree & Evelyn means business.

Overall turnover decreased by US$7.7 million to US$213.9 million. A difficult trading environment in North America resulted from the sub-prime loan crisis, and has adversely affected the consumer spending in both the retail and wholesale sectors. The year's loss amounted to US$2.7 million.

The company will continue to focus its strategies on improving retail operations, consistent product offering, and attracting new customers and streamline processes. Despite these positive changes, the outlook for the retail environment, particularly in the US, remains extremely challenging.

PROPERTIES

The year under review has been a profitable one with a pre-tax profit of RM14 million, reflective of the continued acceptance of our houses and our tight cost controls.

Desa Coalfields, Sungai Buloh

We started the year with the launch of the 2-storey 20ft x 60ft low-cost townhouses at RM42,000 per unit. Response from the general public was overwhelming and the houses were sold out within two days. KLK remains committed to delivering higher quality homes to the lower income group as part of its corporate responsibility to raise their quality of life.



Adenium and Solandra Homes at Desa Coalfields, Sungai Buloh, Selangor

The Desa Coalfields project will be entering its final phase of development, comprising 22ft x 70ft double-storey terrace houses which are targeted to be launched in the second quarter of 2008/2009.

A new project located next to Desa Coalfields is also in the pipeline. Earthworks are due to commence in mid-2009 once conversion of the status of the land from agriculture to development is approved by the Selangor State Government. The Gross Development Value for this project is estimated to be at RM2.5 billion.

50% Associate Company - Sierramas Resort Homes, Sungai Buloh

The Sierramas Resort Homes project, whilst having made the "Sierramas" brand name synonymous with upmarket quality living, is at its tail-end. For the financial year under review, the sales of bungalows and semi-detached homes in Sierramas West have reached 98%. Laman Sierramas West which consists of 47 units of link houses and 2 units of semi-detached houses was officially launched in 2007. The Gross Development Value for this project is estimated at RM36 million and sales, although slow, have been building up.

Human Resources

KLK Group recognises that people are the ultimate source of competitive advantage in the era of globalisation which is why the Group places great emphasis on human capital development.

For the year under review, the Group embarked on several human resource initiatives to ensure that its talent acquisition, development and retention programmes will enhance productivity levels and improve business agility.

Talent Acquisition

Attracting the best talents in Malaysia and abroad remains the focus of the Group. Hence, the Group is committed to active and continuous participation in university career fairs with the aim of attracting undergraduates to fill the talent pipeline for positions in the Group's various divisions.

In enhancing the university-industry relationship, the Group is able to source for new talent which it then nurtures through a comprehensive industrial attachment programme. Wherever possible, feedback to the universities on their progress is given by the Group in efforts to improve and make effective this programme. Some of these undergraduates have, upon their graduation, been employed by the Group.

Human Capital Development

Human capital development is one of the Group's key human resource initiatives. As training and learning activities are integral to sustainable talent development, the Group's Training Centre conducts year-round programmes to enhance employees' skills and knowledge. For the year under review, the Group's three training centres in Ipoh, Sabah and Indonesia have trained plantation executives in various courses relating to rubber and oil palm crops, in aspects of technical knowledge, management development and skills reinforcement.

The manufacturing division has instituted systematic training programmes which cover induction for new employees, on-job-training for probationers, skill enhancement on an ongoing basis for employees as identified in their Training Needs Analysis and training for key employees to complement succession planning efforts. KLK Management Academy continues to nurture promising employees for future leadership roles. Two batches of employees have since graduated from the Academy and it is envisaged that the Academy will continue to play a key role in the Group's talent development initiatives.

At Crabtree & Evelyn, a culture-shaping programme with the leadership team has been implemented and will be fully rolled out in 2009. The aim is to create an open and productive relationship between management and staff, which ultimately supports the attainment of business goals.

Retaining the Best

Dedicated efforts are placed on retaining talent for the Group. Towards this direction, Performance Management Systems have been enhanced to identify, address, gauge and monitor the progress of employees' core competencies. Rewards are differentiated based on individual employee's competencies, which allow the Group to distinguish performance for business excellence.

Employee Loyalty Recognition and Reward

As part of the Group's efforts to recognise employee loyalty, employees serving for more than 20 years, 25 years and more within the Group are accorded with recognition and celebrated for their long services. Mr. Lim Hong Joon, the President Director of the Group's Indonesian Plantation Operations was honoured for his 50 years of service with the Group during the 2008 KLK Managers' Conference.

Keeping Employees Informed

Information is a vital tool to ensure that employees are kept informed of the various initiatives undertaken by the Group. Such avenues are created through the KLK Newsletter and intranet using the content management system. Employees may access information on the Group's businesses and engage in discussions to stimulate ideas as part of employee commitment to the business development of the Group.

Employee Relations

To foster good employee relation practices, the Group has held various activities such as communication session with employee, "gotong-royong", "kenduri", "buka-puasa" gatherings, recreational retreats, annual dinner, family day and others. Cordial relationships with various national and in-house unions are maintained to ensure uninterrupted business productivity. Disputes, to a great extent, are managed at operational levels without resorting to statutory channels.

Legislative Compliance

The Group complies with all Federal and State employment laws and regulations in countries where it operates under the umbrella of good corporate governance.


CELINE
CELINE

1. *Tan Sri Lee Loy Seng award recipients with their spouses (from left) Mr & Mrs Fan Chee Kum, Mr & Mrs Wong Yee Chong and Mr & Mrs Roy Lim*

2. *Rewarding FFB harvesters at SWP Complex for good performance*

3. *Recognition from the Malaysian Palm Oil Board for good Corporate Responsibility initiatives for our estate community*









4. *Recognising long-serving employees*

5. *Supervisors on field training at Ladang Changkat Asa*

6. *CEO with Ladang Glenealy workers at a function*



Corporate Responsibility















1. *Employees' children at Ladang Changkat Asa Nursery*
2. *Encouraging good students at Nilo Complex, Riau to excel further in their studies*
3. *Promoting computer literacy at SRJK (Tamil) Ladang Selborne*
4. *Dedicated teachers for estate students at SRJK (C) Sungei Kawang, Ladang Sungei Kawang*
5. *'Gotong-royong' at SJK (T) Ladang Katoyang, Katoyang Division, Ladang Changkat Asa*
6. *Students of SK Simpang Tiga, Perak trying out their KLK-sponsored socks*
7. *Learning is fun at SK Kalumpang, Ladang Pinang*

As KLK moves forward, it continues to be committed to the community through various corporate responsibility initiatives. One of KLK's many community initiatives is focused on the area of education which will have a long-term impact on the community at large.

KLK through Yayasan KLK ("Yayasan") supports some 40 scholarships per annum to enable needy and deserving Malaysians to continue their tertiary education locally. Besides the Yayasan scholars, practical training or internship is also provided to non-Yayasan scholars to enable them to gain an insight into the business environment.

Financial support is also granted to schools for various purposes such as upgrading educational support facilities. Recognising the need for students to be computer literate in the knowledge economy, KLK has installed computer facilities in two schools, one in Kelantan and the other in Pahang and continues to give them after-service support. For this financial year, KLK also funded free tuition in two schools in Perak for poor students who cannot afford such facility.

KLK shares the vision of Perak Academy ("PA"), a non-governmental organisation, to promote Perak's rich history and heritage through education and learning, and KLK has been supporting various education projects hosted by PA.

Education in the performing arts is another area in which KLK is involved. In partnership with the Perak Society of Performing Arts ("PSPA") and The Actors Studio, KLK has sponsored various programmes. Initiatives have been taken to encourage students to attend these performances to enable them to appreciate the performing arts. For the financial year under review, KLK sponsored six performances. PSPA's first Junior Associate Performing Arts Encounter consisting of seminars and workshops for youths was sponsored by KLK as one of its community projects. Besides these, KLK has also supported in the annual stage musical performances staged by the students of SMK St. Michael Ipoh and SMK Methodist (ACS), Ipoh.

To assist disabled youths, KLK in partnership with Persatuan Daybreak has distributed more than 5,000 pairs of quality socks produced by the disabled youths of Persatuan Daybreak to various KLK estate schools throughout Peninsular Malaysia.

KLK also takes cognisance of the global community in which it operates. The calamity caused by the massive earthquake in Sichuan, China has caught the world's attention. KLK on its part donated RM300,000 towards the relief work for the victims of this disaster.

KLK's worldwide retailing company, Crabtree & Evelyn continues to support many charities including the American Cancer Society, National Breast Cancer Foundation and McGrath Foundation, for the fight against cancer. Crabtree & Evelyn's "Relay for Life" campaign raised a total of US$135,200 to be used for cancer research by the American Cancer Society.



Yayasan KLK scholars meeting up with Group Plantations Director, Roy Lim

accountability


CORPORATE GOVERNANCE
(Revised 2007)

Statement on Corporate Governance

(Pursuant to Paragraph 15.26 of the Listing Requirements of Bursa Malaysia Securities Berhad)

Corporations increasingly recognise that a key element in improving economic efficiency is corporate governance, which involves a set of relationships between a company's management, its board of directors, shareholders, creditors, employees and other stakeholders.

KLK is committed to ensure that high standards of corporate governance are practised throughout the Group as part of its duties to protect and to enhance all aspects of stakeholders' value.

The Board is pleased to present the following report on the various measures implemented by the Company and Group, as recommended in the Malaysian Code on Corporate Governance ("the Code"), to apply the principles laid out in the Code. Save as specifically identified, the Company has complied with the Best Practices in Corporate Governance as articulated in the Code.

BOARD OF DIRECTORS AND ITS COMMITTEES

BOARD COMPOSITION

The Board is collectively responsible for setting policies which promote the success of the Group. The Board currently has eight members, comprising two Executive Directors and six Non-Executive, four of whom are Independent. This exceeds Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements, to have at least one third of the Board consisting of Independent Directors. There is also a clear separation of the role of Chairman (Independent Non-Executive) and CEO (Executive), as these posts are held by different Directors. This distinction ensures a balance of power and authority, such that no one individual can dominate the Board's deliberations.

The Board composition of Executive Directors and Non-Executive Directors including the Independent Non-Executive Directors, allows for independent judgement on various issues for the Board's decision making. Together, the Directors bring wide and varied technical, financial and commercial experience to Board and Committee deliberations.

The Board continually evaluates its requirements as to the appropriate mix of skills and experience required to ensure that its composition remains optimal for the effective discharge of its responsibilities. A brief profile and status of each Director is presented on pages 12 to 16.

BOARD DUTIES

In addition to statutory and fiduciary duties, the Board is further tasked with reviewing the strategies, performance and resources of the Group and evaluating these against their budgets and targets in light of any changing circumstances. The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group's system of internal control and risk management processes.

In discharging its duties the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. Each Committee operates within its respective defined terms of reference which have been approved by the Board. The Board, through the Audit Committee, addresses and monitors the principal risks affecting or that may affect the Group's operations and the measures that could be taken to mitigate such risks.

TERM OF APPOINTMENT

In accordance with the Articles of Association, one third of the Directors are required to retire by rotation at each Annual General Meeting ("AGM") subject to the retirement of all Directors at least once in every 3 years. The Directors due to retire by rotation at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 3 and 4) on page 131.

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 5 and 6) on page 131.

BOARD MEETINGS

The Board meets on a scheduled basis and has a formal schedule of matters reserved for its meetings. Additional meetings may be convened when necessary should major issues arise that need to be resolved between scheduled meetings. Relevant management personnel are invited to Board meetings to report and apprise the Board on operations and other developments within their respective purview.

For the financial year ended 30 September 2008, the Board held five meetings. Directors' attendance at these meetings can be found in the Profile of Directors on pages 12 to 16.

SUPPLY OF INFORMATION TO BOARD MEMBERS

Board meetings are structured with a pre-set agenda which encompasses all aspects of matters under discussion. This is to enable the Directors to review both qualitative and quantitative factors so that informed decisions are made. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting.

Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965. Minutes of meetings of each Committee are also tabled to the Board for deliberation.

Directors have unrestricted direct access to Senior Management and the services of the Company Secretaries who advise the Board on compliance issues and ensure that the Company's policies and procedures are followed. In the furtherance of its duties, the Board may where necessary, obtain independent professional advice on specific matters, at the Company's expense.

DIRECTORS' CONTINUING DEVELOPMENT

The Board oversees the training needs of its Directors. Directors are regularly updated on the Group's businesses and the competitive and regulatory environment in which they operate. Directors are encouraged to visit the Group's operating centres to have an insight on the Group's various operations which would assist the Board to make effective decisions relating to the Group. For the year under review, Directors visited, amongst others, the Kalimantan Operating Centres and the Parit Sembada Palm Oil Mill in Belitung, all located in Indonesia. Trips were also arranged for Directors to visit the Stolthaven storage tank farm and KL-Kepong Oleomas fatty alcohol plant, both situated in our Westport oleochemicals complex. Directors also attended the official opening of Applied Agricultural Resources' Tissue Culture Laboratory, Sungai Buloh.

All Directors have completed the Mandatory Accreditation Programme prescribed by the Bursa Malaysia.

Although it is no longer mandatory for Directors to accumulate a specified amount of Continuing Education Programme (CEP) points annually, Directors are encouraged to attend various external professional programmes relevant and useful in contributing to the effective discharge of their duties as Directors. For the year under review, all Directors attended various appropriate seminars and courses to keep abreast of changes in legislation and regulations affecting the Group's operations.

DIRECTORS' REMUNERATION

The Company pays its Non-Executive Directors annual fees which were last revised in 2007 and are approved annually by the shareholders. The Non-Executive Directors are paid a meeting allowance for each Board meeting they attend. Similarly, members to Board Committees are also paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives of attracting and retaining Directors of high calibre needed to run the Group successfully. In the case of the Executive Directors, the various components of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. Where applicable, the Board also takes into consideration any relevant information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies for the financial year under review are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Directors	–	1,364	1,578	110	526	3,578
Non-Executive Directors	932	–	–	–	64	996

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

Range of remuneration	Number of Directors Executive	Non-Executive
RM100,001 to RM150,000	–	4
RM150,001 to RM200,000	–	1
RM250,001 to RM300,000	–	1
RM1,050,001 to RM1,100,000	1	–
RM2,450,001 to RM2,500,000	1	–

Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with Bursa Malaysia Listing Requirements. Whilst the Code has prescribed for individual disclosure of directors' remuneration packages, the Board is of the view that transparency and accountability aspects of Corporate Governance in respect of the Directors' remuneration are appropriately and adequately addressed by the band disclosure method adopted by the Board.

Currently there are no contracts of service between any Director and the Company or its subsidiaries, except for the CEO, Dato' Seri Lee Oi Hian and the Executive Director, Roy Lim Kiam Chye.

BOARD COMMITTEES

- **Audit Committee** (established in 1993)
  The composition and terms of reference of this Committee together with its report are presented on pages 44 to 46 of the Annual Report.

- **Nomination Committee** (established in 2001)
  The Committee's responsibility, among others, is to recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board and Board Committees. The Board as a whole makes the final decision on new appointments.

  Re-appointment or re-election of Directors at the AGM is recommended by this Committee to the Board for its approval.

  The Board's Nomination Committee comprises three Non-Executive Directors, majority of whom are Independent. The members are:

  Tan Sri Dato' Thong Yaw Hong (Chairman)
  – Independent Non-Executive Director

  Dato' Lee Hau Hian
  – Non-Independent Non-Executive Director

  R. M. Alias
  – Independent Non-Executive Director

  The Committee meets when necessary. For the financial year ended 30 September 2008, the Committee held two meetings.

- **Remuneration Committee** (established in 1994)
  This Committee's primary responsibility is to structure and review the remuneration policy for the plantations sector and the manufacturing sector of the Group. The Committee's remuneration package for Senior Management and that for the CEO are subject to the approval of the Board, and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, majority of whom are Independent Non-Executive Directors, are as follows:

  R. M. Alias (Chairman)
  – Independent Non-Executive Director

  Tan Sri Dato' Thong Yaw Hong
  – Independent Non-Executive Director

  Dato' Lee Hau Hian
  – Non-Independent Non-Executive Director

  The Committee meets when necessary. For the financial year ended 30 September 2008, the Committee held one meeting.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

KLK values good communications with shareholders and investors. Its commitment, both in principle and practice, is to maximise transparency consistent with good governance and commercial confidentiality.

ANNUAL GENERAL MEETINGS

The AGM is the principal avenue for dialogue and interaction with the shareholders of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board Members, Senior Management and the Group's External Auditors are in attendance to respond to shareholders' enquiries. Notices of AGM and Proxy Forms thereto carry sufficient information and guidance on the appointment of proxies and completion of such forms. At the AGM, the Board presents the progress and performance of the Group and shareholders present are given the opportunity to present their views or to seek more information. Resolutions tabled and passed at the Meeting are released to the Bursa Malaysia on the same day to enable the public to know the outcome.

CORPORATE DISCLOSURE POLICY

The Company is committed to a policy which provides accurate, balanced, clear, timely and complete disclosure of corporate information to enable informed and orderly market decisions by investors. In this respect, the Company follows the disclosure guidelines and regulations of Bursa Malaysia.

Material information will in all cases be disseminated broadly and publicly via Bursa Malaysia, and other means. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to shareholders and members of the public upon request. Interested parties may also obtain the full financial results and the Company's announcements from the Company's website at *www.klk.com.my* and also the Bursa Malaysia's website.

INVESTOR RELATIONS

The Board recognises the importance of keeping shareholders and investors informed of the Group's businesses and corporate developments. The Board's primary contact with major shareholders is via the CEO and the Group Financial Controller, who have regular dialogue with institutional investors and deliver presentations to analysts periodically.

For the financial year ended 30 September 2008, the Company also participated in "Invest Malaysia", "Minggu Saham Amanah Malaysia" and various exhibitions where potential investors and members of the public can obtain information on the Group's businesses and performance. Management has held and/or attended 46 meetings including tele-conferencing and 7 roadshows with both local and foreign investors and analysts.

The Company's website, *www.klk.com.my* is also used as a forum to communicate with the shareholders and investors and to provide information on the Group's business activities.

As there may be instances where investors and shareholders may prefer to express their concerns to an independent director, the Board has appointed YM Tengku Robert Hamzah, as the Senior Independent Non-Executive Director to whom concerns may be directed. At all times, investors and shareholders may contact the Company Secretaries for information on the Company.

ACCOUNTABILITY AND AUDIT

FINANCIAL REPORTING

The Board takes due care and responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders and the general public. The Audit Committee plays a crucial role in reviewing information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

INTERNAL CONTROLS

The Statement on Internal Control is set out on pages 42 to 43.

RELATIONSHIP WITH THE AUDITORS

The role of the Audit Committee in relation to both the external and internal auditors is elaborated on pages 44 to 46.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September 2008, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent; and
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have an overall responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

Statement on Internal Control

INTRODUCTION

The Board of Directors of Kuala Lumpur Kepong Berhad ("the Board") is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Malaysia Listing Requirements"). The Board is committed to fulfilling its responsibility of maintaining a sound system of internal control in the Group in accordance with the Malaysian Code on Corporate Governance.

Set out below is the Board's Statement on Internal Control which outlines the nature and state of internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board affirms its overall responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

The Board also recognises that a sound system of internal control can only reduce but not eliminate the possibility of poor judgement in decision making, human error, control process being deliberately circumvented by employees, management overriding controls and the occurrence of unforeseeable circumstances. Accordingly, the system could therefore provide only reasonable but not absolute assurance against failing to achieve business objectives or all material misstatement, operational failures, fraud, losses or breaches of law or regulations.

KEY COMPONENTS OF INTERNAL CONTROL ENVIRONMENT

RISK MANAGEMENT FRAMEWORK

The Board recognises that having a formal risk management framework in place is essential to ensure proper management of the risks that may impede the achievement of the Group's goals and objectives. A formal risk management framework has been in place since 2002 to ensure that structured and consistent approaches and methods are practised in the on-going process of identifying, assessing, managing and monitoring the principal risks that affect the attainment of the Group's business objectives and goals across its local and overseas operating units. The Board is supported by the Group Risk Management Committee ("GRMC"), headed by the CEO in overseeing the risk management efforts within the Group.

The risk management process includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and periodic reporting to the GRMC.

- **Board meetings**
  The Board meets at least quarterly and has a formal agenda on matters for discussion. The CEO leads the presentation of board papers and provides comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a regular basis.

- **Organisational structure with formally defined responsibility lines and delegation of authority**
  There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment, effective supervision of day-to-day business conduct and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

- **Performance management framework**
  Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board and the Group's Management in performing financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

  The Group has in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

- **Operational policies and procedures**
  The documented policies and procedures form an integral part of the internal control system to safeguard shareholders' investment and Group's assets against material losses and ensure complete and accurate financial information. The documents consist of approved memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

- **Group Internal Audit**
  The Internal Audit Division, who reports directly to the Audit Committee, conducts reviews on the systems of internal control and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

STRENGTH IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. Given the effective monitoring on a consistently strong internal control systems of the Group, there was no material misstatements and losses incurred during the year under review.

Audit Committee Report

Members

YM Tengku Robert Hamzah – Chairman
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA member)

Yeoh Eng Khoon
(Independent Non-Executive Director)

TERMS OF REFERENCE

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. In performing their duties and discharging their responsibilities, the Committee are guided by the terms of reference set out below.

COMPOSITION OF THE AUDIT COMMITTEE

- The Committee must be composed of no fewer than 3 members.
- All the Committee members must be non-executive directors, with a majority of the members being independent directors.
- At least one member of the Committee:
  - (i) must be a member of the Malaysian Institute of Accountants; or
  - (ii) if not a member of the Malaysian Institute of Accountants, the member shall have at least three years' working experience and:
    - (a) shall have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or
    - (b) shall be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967; or
  - (iii) fulfils such other requirements as prescribed or approved by the Exchange.
- No alternate director shall be appointed as a member of the Committee.
- The Chairman, who shall be elected by the members of the Committee, shall be an independent non-executive director.

REVIEW OF THE AUDIT COMMITTEE

The term of office and performance of each member of the Committee shall be reviewed by the Board at least once every 3 years.

DUTIES AND RESPONSIBILITIES

The duties of the Committee shall include the following:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").
- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External Auditors and Internal Auditors.
- Propose, monitor and ensure an adequate system of risk management for Management to safeguard the Group's assets and operations.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.
- To report promptly to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Listing Requirements.

AUTHORITY

- The Committee is authorised by the Board to investigate any matter within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.
- The Committee shall have full and unrestricted access to all information and documents pertaining to the Group as well as direct communication to the internal and external auditors and senior management of the Group.
- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

FINANCIAL PROCEDURES AND FINANCIAL REPORTING

Review of the quarterly results and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

RELATED PARTY TRANSACTIONS

To monitor any related party transaction that may arise within the Company or the Group.

EXTERNAL AUDIT

- Review the audit plan of the external auditors;
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;
- Consider the nomination, appointment and the re-appointment of external auditors, their fees and any questions on resignation and dismissal.

INTERNAL AUDIT

- Review and approve the annual internal audit plan;
- Review the adequacy of the scope, functions, competency and resources of the internal audit function and that it has the necessary authority to carry out its works;
- Review the internal audit programme and results of the internal audit process and, where necessary, ensure that appropriate actions are taken on the recommendations of the internal audit function;
- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties;
- Approve any appointment or termination of senior staff members of the internal audit function;
- Take cognisance of resignations of internal audit staff members and provide the resigning staff member an opportunity to submit his reasons for resigning.

MEETINGS

The Committee shall meet at least four times annually and additional meetings may be called at any time at the Chairman's discretion. An agenda shall be sent to all members of the Committee and any persons that may be invited to attend. The External and Internal Auditors and other members of senior management will be invited to attend these meetings upon invitation by the Chairman of the Committee. The Company Secretary shall be the Secretary of the Committee.

However, the Committee shall meet with the external auditors without executive board members present at least twice a year.

During the financial year, the Committee convened five meetings. A record of the attendance at these meetings is as follows:

	No. of Meetings Attended
YM Tengku Robert Hamzah	5/5
Datuk Abdul Rahman bin Mohd. Ramli	5/5
Yeoh Eng Khoon	5/5

The Committee also met with external auditors without executive board members present, twice in the financial year under review.

INTERNAL AUDIT FUNCTION

The Committee is assisted by the IAD in discharging its duties and responsibilities.

The Group has an adequately resourced IAD which reports directly to the Committee and is independent of the activities. There is also in place an audit charter that defines the organisation status, functions and responsibilities of the IAD.

The IAD conducts regular and systematic reviews of the key controls and processes in the operating units and assess compliance with the established policies and procedures. This provides reasonable assurance that such systems would continue to operate satisfactorily and effectively in the Company and the Group. In addition, the IAD also conducts investigations and special reviews at the request of Management.

On a quarterly basis, the IAD submits the audit reports on their audit activities to the Committee for its review and deliberation. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2007/2008, a total of 156 audits and reviews were carried out spanning the Group's operations.

SUMMARY OF ACTIVITIES FOR THE FINANCIAL YEAR

In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the financial year ended 30 September 2008 in the discharge of its functions and duties:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:
  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group and the disclosure of such transactions in the annual report.
- Reviewed with the External Auditors their audit plan and scope of work prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the External Auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.
- Reviewed and discussed with the external auditors their evaluation of the system on internal control of the Group including meeting the external auditors without the presence of the Management.
- Considered the appointment of external auditors and their request for increase in audit fees.
- Reviewed and deliberated on reports of audits conducted by the IAD.
- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.
- Reviewed the Audit Committee Report, Statement on Internal Control and Statement on Corporate Governance prior to their inclusion in the Company's Annual Report.

Additional Compliance Information

At 30 September 2008

SHARE BUY-BACK

There were no shares buy-back transactions or resale of treasury shares during the financial year under review.

OPTION WARRANTS AND CONVERTIBLE SECURITIES

The Company did not issue any warrants and convertible securities during the financial year under review.

AMERICAN DEPOSITORY RECEIPT ("ADR")

KLK has an ADR Programme (Level 1) in the US, sponsored by JPMorgan Chase Bank ("JPM"). JPM has appointed Malayan Banking Berhad as the sole custodian of KLK shares for the ADR Programme. There were no ADRs outstanding as at the year ended 30 September 2008.

SANCTIONS AND/OR PENALTIES

There were no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year under review.

NON-AUDIT FEES

The amount of non-audit fees paid to the External Auditors during the financial year under review is RM611,000.

VARIATION IN RESULTS

There is no material variance between the results for the financial year ended 30 September 2008 and the unaudited results previously announced by the Company.

MATERIAL CONTRACTS

Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 35 to the financial statements under "Related Party Transactions" on pages 95 to 96.



the financials



Report of the Directors

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries, and of the Company for the year ended 30 September 2008.

PRINCIPAL ACTIVITIES
The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiaries and associates are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2008.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	1,445,481	369,646
Tax expense	(355,976)	(62,445)
Profit for the year	1,089,505	307,201
Attributable to:		
Equity holders of the Company	1,040,653	307,201
Minority interests	48,852	-
	1,089,505	307,201

DIVIDENDS
The amounts paid or declared by way of dividends by the Company since the end of the previous financial year were:

(i) a final dividend of 40 sen gross per share, less 26% income tax, amounting to RM315,230,000 in respect of the year ended 30 September 2007 was paid on 17 March 2008, as proposed in last year's report; and

(ii) an interim dividend of 15 sen gross per share, less 26% income tax, amounting to RM118,211,000 in respect of the year ended 30 September 2008 was paid on 8 August 2008.

The Directors recommend the payment of a final dividend comprising 45 sen gross per share, less 25% income tax amounting to RM359,426,000 and 10 sen per share tax exempt amounting to RM106,496,000 for the year ended 30 September 2008 which, subject to approval at the forthcoming Annual General Meeting ("AGM") of the Company, will be paid on 17 March 2009 to shareholders on the Company's register of members at the close of business on 19 February 2009.

RESERVES AND PROVISIONS
All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL
During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the AGM held on 20 February 2008. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share: Highest Price Paid RM	Per Share: Lowest Price Paid RM	Per Share: Average Price Paid RM	Total Consideration RM'000
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming AGM and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

There were no changes in the authorised, issued and paid-up capital of the Company during the financial year.

DIRECTORS OF THE COMPANY
Directors who served since the date of the last report are shown on page 5.

In accordance with the Company's Articles of Association, YM Tengku Robert Hamzah and Yeoh Eng Khoon retire by rotation from the Board at the forthcoming AGM, and being eligible, offer themselves for re-election.

Tan Sri Dato' Thong Yaw Hong and R. M. Alias retire from the Board at the forthcoming AGM pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following AGM of the Company.

DIRECTORS' SHAREHOLDINGS
Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares of RM1 each				% of
Name	**Balance at 1.10.2007**	**Bought**	**Sold**	**Balance at 30.9.2008**	**Issued Share Capital#**
R. M. Alias					
- held directly	337,500	-	-	337,500	0.03
- deemed interested[1]	4,500	-	-	4,500	- *
Dato' Seri Lee Oi Hian					
- held directly	72,000	-	-	72,000	0.01
- deemed interested[2]	499,426,527	-	3,076,500	496,350,027	46.61
YM Tengku Robert Hamzah					
- held directly	109,500	-	-	109,500	0.01
- deemed interested[3]	255,000	-	-	255,000	0.02
Dato' Lee Hau Hian					
- held directly	83,250	-	-	83,250	0.01
- deemed interested[2]	499,426,527	-	3,076,500	496,350,027	46.61
Tan Sri Dato' Thong Yaw Hong					
- held directly	105,000	-	-	105,000	0.01
- deemed interested[4]	75,000	-	-	75,000	0.01
Yeoh Eng Khoon					
- held directly	355,000	5,000	25,000	335,000	0.03
- deemed interested[5]	3,216,250	2,000	41,400	3,176,850	0.30
Roy Lim Kiam Chye					
- held directly	4,750	-	-	4,750	- *
- deemed interested	-	-	-	-	-

Notes:
1 Deemed interested through his child's shareholdings.
2 Deemed interested through Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.
3 Deemed interested through KTH Holdings Sdn Bhd.
4 Deemed interested through his spouse's shareholdings.
5 Deemed interested through Yeoh Chin Hin Investments Sdn Bhd, and shareholdings of his spouse and children.

* Less than 0.01%.
# Based on 1,064,965,692 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office during the year held any shares in the Company.

Except for Dato' Lee Hau Hian who held 538,002 shares in the Company as a bare trustee, none of the other Directors had any non-beneficial interest in the shares of the Company during the financial year.

The 538,002 shares in the Company held by Dato' Lee Hau Hian as a bare trustee were disposed of during the year.

There were no changes notified by the Directors in any of their direct or deemed interests in the share capital of the Company between 30 September 2008 and 1 December 2008.

By virtue of their deemed interests in the shares of the Company, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 39 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group's financial statements), by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 35 on the financial statements.

There were no arrangements during and at the end of the financial year which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES

No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, except for the impairment of goodwill and investments as disclosed under Note 6 on the financial statements, the results of the operations of the Group and of the Company for the financial year ended 30 September 2008 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

EVENT SUBSEQUENT TO BALANCE SHEET DATE
KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH"), a wholly-owned subsidiary, has on 21 October 2008 entered into an Agreement for the Sale and Purchase of Shares with a Mauritian company known as Forever Green Venture Ltd ("FGVL") whereby KLKPH will acquire from FGVL 17% of the issued and paid-up share capital of P.T. Sekarbumi Alamlestari ("PT SA") consisting of 9,860 shares of Rupiah one million each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD12.9 million.

The Group has an existing 48% interest in the issued and paid-up share capital of PT SA. Upon completion of the proposed acquisition, PT SA will become a subsidiary of the Group.

The proposed acquisition is subject to the approvals from the relevant authorities.

AUDITORS
The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

Signed on behalf of the Board of Directors in accordance with a resolution of the Directors:

R. M. ALIAS
(Chairman)

DATO' SERI LEE OI HIAN
(Chief Executive Officer)

12 December 2008

Income Statements
for the year ended 30 September 2008

		Group		Company	
	Note	**2008 RM'000**	2007 RM'000	**2008 RM'000**	2007 RM'000
Revenue	5	**7,855,425**	5,067,627	**1,043,501**	1,313,886
Cost of sales		**(5,467,529)**	(3,427,570)	**(564,762)**	(406,776)
Gross profit		**2,387,896**	1,640,057	**478,739**	907,110
Other operating income		**184,521**	112,152	**59,076**	27,816
Distribution costs		**(370,860)**	(308,302)	**(7,925)**	(6,436)
Administration expenses		**(484,219)**	(444,988)	**(46,177)**	(37,887)
Other operating expenses		**(249,889)**	(108,221)	**(83,993)**	(39,004)
Operating profit	6	**1,467,449**	890,698	**399,720**	851,599
Finance costs	7	**(64,200)**	(36,139)	**(30,074)**	(12,115)
Share of results of associates		**42,232**	31,899	**-**	-
Profit before taxation		**1,445,481**	886,458	**369,646**	839,484
Tax expense	10	**(355,976)**	(172,009)	**(62,445)**	(197,566)
Profit for the year		**1,089,505**	714,449	**307,201**	641,918
Attributable to:					
Equity holders of the Company		**1,040,653**	694,154	**307,201**	641,918
Minority interests		**48,852**	20,295	**-**	-
		1,089,505	714,449	**307,201**	641,918
		Sen	Sen	**Sen**	Sen
Earnings per share	11	**97.7**	65.2	**28.8**	60.3
Net dividends per share - 15 sen gross less 26% income tax, 45 sen gross less 25% income tax and 10 sen tax exempt (2007: 10 sen gross less 27% income tax and 40 sen gross less 26% income tax)	12	**54.9**	36.9	**54.9**	36.9

The accompanying notes form an integral part of the financial statements.

Balance Sheets
at 30 September 2008

	Note	Group 2008 RM'000	Group 2007 RM'000	Company 2008 RM'000	Company 2007 RM'000
Assets					
Property, plant and equipment	13	**2,372,018**	2,093,208	**245,465**	241,367
Investment properties	14	**5,137**	5,188	**-**	-
Prepaid lease payments	15	**347,725**	242,809	**24,810**	25,198
Biological assets	16	**1,426,545**	1,189,512	**433,913**	434,246
Land held for property development	17	**195,378**	194,735	**-**	-
Goodwill on consolidation	18	**255,940**	264,698	**-**	-
Intangible assets	19	**37,656**	44,789	**-**	-
Investment in subsidiaries	20	**-**	-	**1,706,527**	1,572,585
Investment in associates	21	**258,495**	172,455	**19,176**	19,797
Other investments	22	**288,770**	438,705	**79,089**	79,089
Deferred tax assets	23	**6,888**	11,634	**158**	-
Total non-current assets		**5,194,552**	4,657,733	**2,509,138**	2,372,282
Inventories	24	**1,219,972**	982,655	**76,088**	26,810
Biological assets	16	**3,647**	3,227	**-**	-
Trade receivables	25	**623,721**	540,315	**23,036**	43,231
Other receivables, deposits and prepayments	26	**278,740**	296,727	**47,269**	50,029
Tax recoverable		**7,462**	15,032	**-**	7,767
Property development costs	27	**22,445**	11,969	**-**	-
Amount owing by subsidiaries	20	**-**	-	**1,741,832**	1,904,983
Cash and cash equivalents	28	**1,159,705**	495,634	**605,029**	107,098
Total current assets		**3,315,692**	2,345,559	**2,493,254**	2,139,918
Total assets		**8,510,244**	7,003,292	**5,002,392**	4,512,200
Equity					
Share capital	29	**1,067,505**	1,067,505	**1,067,505**	1,067,505
Reserves	30	**4,483,036**	3,864,995	**2,441,921**	2,568,057
		5,550,541	4,932,500	**3,509,426**	3,635,562
Less: Cost of treasury shares		**(13,447)**	(13,447)	**(13,447)**	(13,447)
Total equity attributable to equity holders of the Company		**5,537,094**	4,919,053	**3,495,979**	3,622,115
Minority interests		**202,913**	176,159	**-**	-
Total equity		**5,740,007**	5,095,212	**3,495,979**	3,622,115
Liabilities					
Deferred tax liabilities	23	**220,278**	195,218	**-**	1,860
Provision for retirement benefits	31	**27,136**	32,951	**12,271**	11,107
Borrowings	32	**920,844**	566,893	**672,660**	470,335
Total non-current liabilities		**1,168,258**	795,062	**684,931**	483,302
Trade payables	33	**274,028**	254,283	**8,759**	9,289
Other payables	34	**383,251**	309,494	**66,803**	60,825
Amount owing to subsidiaries	20	**-**	-	**498,233**	336,669
Borrowings	32	**858,991**	493,919	**235,900**	-
Tax payable		**85,709**	55,322	**11,787**	-
Total current liabilities		**1,601,979**	1,113,018	**821,482**	406,783
Total liabilities		**2,770,237**	1,908,080	**1,506,413**	890,085
Total equity and liabilities		**8,510,244**	7,003,292	**5,002,392**	4,512,200

The accompanying notes form an integral part of the financial statements.

Consolidated Statement of Changes in Equity

for the year ended 30 September 2008

	← Attributable to the equity holders of the Company							→		
	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 October 2006	712,516	1,231,792	47,772	26,517	185,116	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Acquisitions through business combinations	-	-	-	-	-	-	-	-	2,159	2,159
Arising from redemption of redeemable preference shares	-	-	-	3,200	-	(3,200)	-	-	-	-
Issue of shares to minority shareholders	-	-	-	-	-	-	-	-	1,752	1,752
Currency translation differences	-	(659)	-	(3)	(43,807)	(1,173)	-	(45,642)	(2,478)	(48,120)
Effect of changes in tax rates	-	-	2,200	-	-	-	-	2,200	-	2,200
Net (loss)/gain not recognised in the income statement	-	(659)	2,200	3,197	(43,807)	(4,373)	-	(43,442)	1,433	(42,009)
Profit for the year	-	-	-	-	-	694,154	-	694,154	20,295	714,449
Dividends paid										
- 2006 final	-	-	-	-	-	(51,828)	-	(51,828)	-	(51,828)
- 2006 special	-	-	-	-	-	(155,485)	-	(155,485)	-	(155,485)
- 2007 interim	-	-	-	-	-	(77,742)	-	(77,742)	-	(77,742)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(14,364)	(14,364)
Bonus issue	354,989	(354,989)	-	-	-	-	-	-	-	-
Realisation of revaluation reserve on disposal of land	-	-	(317)	-	-	317	-	-	-	-
At 30 September 2007	**1,067,505**	**876,144**	**49,655**	**29,714**	**141,309**	**2,768,173**	**(13,447)**	**4,919,053**	**176,159**	**5,095,212**
Acquisitions through business combinations	-	-	-	-	-	-	-	-	**225,502**	**225,502**
Arising from redemption of redeemable preference shares	-	-	-	**1,000**	-	**(1,000)**	-	-	-	-
Issue of shares to minority shareholders	-	-	-	-	-	-	-	-	**3,747**	**3,747**
Return of capital to minority shareholders	-	-	-	-	-	-	-	-	**(6,721)**	**(6,721)**
Acquisition of shares from minority shareholders	-	-	-	-	-	-	-	-	**(223,141)**	**(223,141)**
Arising from liquidation of a subsidiary	-	**(223)**	-	-	-	**223**	-	-	-	-
Currency translation differences	-	**31**	-	-	**10,319**	**375**	-	**10,725**	**2,347**	**13,072**
Effect of changes in tax rates	-	-	**104**	-	-	-	-	**104**	-	**104**
Net (loss)/gain not recognised in the income statement	-	**(192)**	**104**	**1,000**	**10,319**	**(402)**	-	**10,829**	**1,734**	**12,563**
Profit for the year	-	-	-	-	-	**1,040,653**	-	**1,040,653**	**48,852**	**1,089,505**
Dividends paid										
- 2007 final	-	-	-	-	-	**(315,230)**	-	**(315,230)**	-	**(315,230)**
- 2008 interim	-	-	-	-	-	**(118,211)**	-	**(118,211)**	-	**(118,211)**
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	**(23,832)**	**(23,832)**
Transfer to retained earnings on disposal of a subsidiary	-	-	-	**(3,000)**	-	**3,000**	-	-	-	-
At 30 September 2008	**1,067,505**	**875,952**	**49,759**	**27,714**	**151,628**	**3,377,983**	**(13,447)**	**5,537,094**	**202,913**	**5,740,007**
	Note 29	←		Note 30		→				

The accompanying notes form an integral part of the financial statements.

Statement of Changes in Equity of the Company

for the year ended 30 September 2008

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2006	712,516	1,442,285	34,277	285	1,087,136	(13,447)	3,263,052
Net gain not recognised in the income statement							
- Effect of changes in tax rates	-	-	2,200	-	-	-	2,200
Profit for the year	-	-	-	-	641,918	-	641,918
Dividends paid							
- 2006 final	-	-	-	-	(51,828)	-	(51,828)
- 2006 special	-	-	-	-	(155,485)	-	(155,485)
- 2007 interim	-	-	-	-	(77,742)	-	(77,742)
Bonus issue	354,989	(354,989)	-	-	-	-	-
Realisation of revaluation reserve on disposal of land	-	-	(316)	-	316	-	-
At 30 September 2007	**1,067,505**	**1,087,296**	**36,161**	**285**	**1,444,315**	**(13,447)**	**3,622,115**
Net gain not recognised in the income statement							
- Effect of changes in tax rates	-	-	**104**	-	-	-	**104**
Profit for the year	-	-	-	-	**307,201**	-	**307,201**
Dividends paid							
- 2007 final	-	-	-	-	**(315,230)**	-	**(315,230)**
- 2008 interim	-	-	-	-	**(118,211)**	-	**(118,211)**
At 30 September 2008	**1,067,505**	**1,087,296**	**36,265**	**285**	**1,318,075**	**(13,447)**	**3,495,979**
	Note 29	←	Note 30		→		

The accompanying notes form an integral part of the financial statements.

Consolidated Cash Flow Statement

for the year ended 30 September 2008

	2008 RM'000	2007 RM'000
Cash flows from operating activities		
Profit before taxation	**1,445,481**	886,458
Adjustments for:		
Depreciation of property, plant and equipment	**181,861**	144,858
Amortisation of prepaid lease payments	**5,903**	4,096
Amortisation of intangible assets	**4,271**	2,889
Depreciation of investment properties	**51**	51
Amortisation of biological assets	**12,481**	12,989
Impairment of property, plant and equipment	**40,764**	7,992
Impairment of prepaid lease payments	**-**	872
Impairment of intangible assets	**3,169**	-
Impairment of goodwill	**32,876**	-
Property, plant and equipment written off	**3,734**	92
Gain on disposal of property, plant and equipment	**(7,797)**	(1,992)
Surplus arising from government acquisition of land	**(2,423)**	(22,885)
Surplus on sale of investments	**(34,093)**	(26,392)
Surplus on sale of shares in an associate	**(3,904)**	-
Surplus on sale of shares in subsidiaries	**(86,539)**	-
Reserve on consolidation on purchase of a subsidiary derecognised	**-**	(24,491)
Impairment in value of investment	**100,800**	15
Impairment in value of investment in an associate	**13,390**	-
Write back of impairment in value of an associate	**-**	(15,500)
Distribution by a liquidated investee company	**(54)**	-
Retirement benefits written back	**(1,309)**	(5,550)
Finance costs	**64,200**	36,139
Dividend income	**(33,321)**	(30,627)
Interest income	**(32,370)**	(12,558)
Exchange gain	**(3,442)**	(2,252)
Share of results of associates	**(42,232)**	(31,899)
Operating profit before working capital changes	**1,661,497**	922,305
Working capital changes:		
Property development costs	**(10,476)**	13,991
Inventories	**(375,538)**	(188,621)
Biological assets	**(420)**	187
Trade and other receivables	**(131,749)**	(99,991)
Trade and other payables	**239**	(10,544)
Cash generated from operations	**1,143,553**	637,327
Interest paid	**(57,831)**	(30,202)
Tax paid	**(298,523)**	(153,315)
Retirement benefits paid	**(5,279)**	(2,212)
Net cash generated from operating activities	**781,920**	451,598

59 Consolidated Cash Flow Statement

	2008 RM'000	2007 RM'000
Cash flows from investing activities		
Purchase of property, plant and equipment	**(324,047)**	(393,661)
Purchase of prepaid lease	**(5,093)**	(3,742)
Plantation development expenditure	**(85,112)**	(41,000)
Property development expenditure	**(643)**	(808)
Purchase of subsidiaries, net of cash acquired (Note B)	**(127,211)**	(445,894)
Sale of shares in subsidiaries, net of cash disposed (Note C)	**160,815**	-
Purchase of additional shares in an associate	**(3,558)**	-
Purchase of shares from minority interest	**(236,381)**	-
Subscription of shares in an associate	**-**	(1,261)
Purchase of investments	**(24,033)**	(26,851)
Purchase of intangible assets	**-**	(77)
Proceeds from sale of property, plant and equipment	**16,116**	5,488
Compensation from government on land acquired	**2,916**	-
Proceeds from sale of shares in an associate	**6,000**	-
Proceeds from distribution by a liquidated investee company	**54**	-
Proceeds from sale of investments	**57,007**	60,890
Loan to an associate	**(2,814)**	-
Dividends received from associates	**1,938**	12,875
Dividends received from investments	**30,729**	25,755
Interest received	**31,494**	11,308
Net cash used in investing activities	**(501,823)**	(796,978)
Cash flows from financing activities		
Term loans received	**447,966**	369,922
Issue of Islamic medium term notes	**200,000**	300,000
Repayment of term loans	**(284,939)**	(140,347)
Payment of finance leases	**-**	(56)
Drawdown of short term borrowings	**475,729**	144,360
Dividends paid to shareholders of the Company	**(433,441)**	(285,055)
Dividends paid to minority shareholders	**(23,832)**	(14,364)
Issue of shares to minority shareholders	**3,747**	1,752
Return of capital to minority shareholders	**(6,721)**	-
Net cash generated from financing activities	**378,509**	376,212
Net increase in cash and cash equivalents	**658,606**	30,832
Cash and cash equivalents at beginning of year	**474,356**	441,491
Cash and cash equivalents at end of year (Note A)	**1,132,962**	472,323

Notes on the consolidated cash flow statement

A. Cash and cash equivalents

	2008 RM'000	2007 RM'000
Cash and cash equivalents consist of:		
Cash and bank balances	**197,194**	189,564
Deposits with licensed banks	**316,394**	240,335
Fixed income trust funds	**646,117**	65,735
Bank overdrafts	**(26,743)**	(23,311)
Cash and cash equivalents	**1,132,962**	472,323
Currency translation differences on opening balances	**-**	2,033
Cash and cash equivalents as restated	**1,132,962**	474,356

	2008 RM'000	2007 RM'000
B. Analysis of acquisition of subsidiaries		
The fair values of assets and liabilities of subsidiaries acquired were as follows:		
Property, plant and equipment	**246,827**	285,649
Prepaid lease payments	**110,279**	40,214
Biological assets	**171,030**	32,122
Intangible assets	**5**	23,604
Other investments	**356**	-
Goodwill on consolidation	**11,636**	-
Net current (liabilities)/assets	**(23,746)**	77,167
Borrowings	**-**	(26,381)
Deferred tax liabilities	**(50,205)**	(28,352)
Provision for retirement benefits	**(1,766)**	-
Minority interests	**(3,068)**	(2,159)
Group's share of net assets acquired	**461,348**	401,864
Goodwill on acquisition	**631**	102,545
Reserve on consolidation	**(5,508)**	(24,491)
Total purchase price	**456,471**	479,918
Purchase price unpaid	**-**	(20,250)
Purchase price paid in previous year	**(51,115)**	-
Minority interest	**(222,434)**	-
Purchase price satisfied by cash	**182,922**	459,668
Less: Cash and cash equivalents of subsidiaries acquired	**(55,711)**	(13,774)
Cash outflow on acquisition of subsidiaries	**127,211**	445,894
C. Analysis of disposal of subsidiaries		
The assets and liabilities of subsidiaries disposed were as follows:		
Property, plant and equipment	**77,776**	-
Prepaid lease payments	**6,061**	-
Net current assets	**178,357**	-
Goodwill on consolidation	**3,442**	-
Borrowings	**(127,900)**	-
Deferred tax liabilities	**(6,743)**	-
Investment in associates	**(52,397)**	-
	78,596	-
Surplus on sale of shares in subsidiaries	**86,539**	-
Total sale consideration	**165,135**	-
Less: Cash and cash equivalents of subsidiaries disposed	**(4,320)**	-
Cash inflow on disposal of subsidiaries	**160,815**	-

The accompanying notes form an integral part of the financial statements.

Cash Flow Statement of the Company

for the year ended 30 September 2008

	2008 RM'000	2007 RM'000
Cash flows from operating activities		
Profit before taxation	369,646	839,484
Adjustments for:		
Depreciation of property, plant and equipment	16,306	15,349
Amortisation of prepaid lease payments	388	388
Property, plant and equipment written off	26	2
Gain on disposal of property, plant and equipment	(309)	(757)
Surplus arising from government acquisition of land	(2,313)	(23,263)
Surplus on sale of shares in an associate	(5,379)	-
Gain on capital reduction by a subsidiary	(8,415)	-
Impairment in value of investment in a subsidiary	54,300	-
Distribution by a liquidated investee company	(54)	-
Distribution by a liquidated subsidiary	(43,053)	-
Retirement benefits provision	3,451	2,552
Realised foreign exchange loss/(gain)	4,720	(229)
Unrealised foreign exchange translation loss	1,713	15,733
Finance costs	30,074	12,115
Dividend income	(71,912)	(679,312)
Interest income	(10,899)	(7,366)
Operating profit before working capital changes	338,290	174,696
Working capital changes:		
Inventories	(49,278)	6,453
Trade and other receivables	27,044	(12,802)
Trade and other payables	689	16,960
Cash generated from operations	316,745	185,307
Interest paid	(25,315)	(6,984)
Tax paid	(38,513)	(25,921)
Retirement benefits paid	(2,287)	(1,866)
Net cash generated from operating activities	250,630	150,536
Cash flows from investing activities		
Purchase of property, plant and equipment	(20,886)	(14,908)
Property, plant and equipment transferred to subsidiaries	19	5
Purchase of shares in subsidiaries	(40,127)	(377,141)
Subscription of shares in subsidiaries	(207,664)	(60,625)
Subscription of shares in an associate	-	(1,261)
Capital repayment by a subsidiary	11,439	-
Proceeds from sales of property, plant and equipment	593	824
Compensation from government on land acquired	2,799	-
Proceeds from sale of shares in an associate	6,000	-
Proceeds from distribution by a liquidated investee company	54	-
Redemption of redeemable preference shares by a subsidiary	39,768	-
Loan repayment from/(to) subsidiaries	380,331	(442,663)
Dividend received from subsidiaries	35,346	478,650
Dividend received from associates	1,938	2,875
Dividend received from investments	24,415	18,871
Interest received	10,817	5,906
Net cash generated from/(used in) investing activities	244,842	(389,467)

Cash Flow Statement of the Company

	2008 RM'000	2007 RM'000
Cash flows from financing activities		
Term loan received	-	175,909
Issue of Islamic medium term notes	**200,000**	300,000
Drawdown of short term borrowings	**340,900**	-
Repayment of short term borrowings	**(105,000)**	-
Dividends paid to shareholders of the Company	**(433,441)**	(285,055)
Net cash generated from financing activities	**2,459**	190,854
Net increase/(decrease) in cash and cash equivalents	**497,931**	(48,077)
Cash and cash equivalents at beginning of year	**107,098**	155,175
Cash and cash equivalents at end of year (Note A)	**605,029**	107,098

Note on the cash flow statement

A. Cash and cash equivalents

Cash and cash equivalents consist of:

	2008 RM'000	2007 RM'000
Cash and bank balances	**4,830**	4,018
Deposits with licensed banks	**31,540**	65,750
Fixed income trust funds	**568,659**	37,330
	605,029	107,098

The accompanying notes form an integral part of the financial statements.

Notes on the Financial Statements

1. CORPORATE INFORMATION

The Company is a public limited liability company, incorporated and domiciled in Malaysia and is listed on the Main Board of the Bursa Malaysia Securities Berhad. The registered office and principal place of business is located at Wisma Taiko, 1, Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan.

The consolidated financial statements as at and for the year ended 30 September 2008 comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates. The financial statements of the Company as at and for the year ended 30 September 2008 do not include other entities.

The Company is principally engaged in the business of producing and processing palm products and natural rubber on its plantations while the principal activities of the other Group entities are shown in Note 39.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The financial statements of the Group and of the Company have been prepared in accordance with Financial Reporting Standards ("FRSs") issued by the Malaysian Accounting Standards Board ("MASB"), accounting principles generally accepted in Malaysia and the provisions of the Companies Act, 1965. These financial statements also comply with the applicable disclosure provisions of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The MASB announced that FRS 139 *Financial Instruments: Recognition and Measurement* will be effective for annual periods beginning on or after 1 January 2010. The Group and the Company plan to adopt FRS 139 with effect from financial year ending 30 September 2011 onwards. The impact of applying FRS 139 on the financial statements upon first adoption as required by paragraph 30(b) of FRS 108 *Accounting Policies, Changes in Accounting Estimates and Errors* is not disclosed by virtue of the exemption given in paragraph 103AB of FRS 139.

2.2 Basis of measurement

The financial statements have been prepared under the historical cost convention except as disclosed in the notes on financial statements.

2.3 Functional and presentation currency

These financial statements are presented in Ringgit Malaysia, which is the Group's and Company's functional currency. All financial information presented in Ringgit Malaysia has been rounded to the nearest thousand, unless otherwise stated.

2.4 Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than those disclosed in the following notes:

- Note 14 - Valuation of investment properties
- Note 13 and Note 18 to 22 - Measurement of the recoverable amounts of cash-generating units
- Note 23 - Recognition of unutilised tax losses and capital allowances
- Note 31 and 38 - Provision for retirement benefits and contingencies

3. SIGNIFICANT ACCOUNTING POLICIES

Summarised below are the significant accounting policies of the Group and of the Company. The accounting policies adopted are consistent with those adopted in previous years, except for the adoption of new and revised FRSs and Amendment which are effective for annual periods beginning after 1 July 2007 as disclosed in Note 4.

3.1 Basis of consolidation

(a) Subsidiaries

Subsidiaries are entities, including unincorporated entities, controlled by the Group. Control exists when the Group has the ability to exercise its power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

Subsidiaries are consolidated using the purchase method of accounting. Under the purchase method of accounting, the results of subsidiaries acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

Intragroup transactions and balances and the resulting unrealised profits are eliminated in full on consolidation. Unrealised losses resulting from intragroup transactions are also eliminated unless cost cannot be recovered.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses, unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

Minority interests at the balance sheet date, being the portion of the net identifiable assets/net assets (excluding goodwill) of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority shareholders exceed the minority interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority shareholders, are charged against the Group's interest except to the extent that the minority shareholders have a binding obligation to, and are able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority shareholders' share of losses previously absorbed by the Group has been recovered.

Where a subsidiary issues new equity shares to minority interests for cash consideration and the issue price has been established at fair value, the reduction in the Group's interests in the subsidiary is accounted for as a disposal of equity interest with the corresponding gain or loss recognised in the income statements.

When the Group purchases a subsidiary's equity shares from minority interests for cash consideration and the purchase price has been established at fair value, the accretion of the Group's interests in the subsidiary is accounted for as a purchase of equity interest for which the purchase method of accounting is applied.

The Group treats all other changes in group composition as equity transactions between the Group and its minority shareholders. Any difference between the Group's share of net assets before and after the change, and any consideration received or paid, is adjusted to or against Group reserves.

(b) Goodwill

Goodwill arises on business combinations and is measured at cost less any accumulated impairment losses.

For acquisitions prior to the adoption of FRS 3, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair values of the net identifiable assets and liabilities.

With the adoption of FRS 3, goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilites and contingent liabilities over the cost of acquisition is recognised immediately in income statements.

Goodwill is tested for impairment at least annually or more frequently when there is objective evidence of impairment.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment. The entire carrying amount of the investment is tested for impairment when there is objective evidence of impairment.

(c) Associates

Associates are entities, including unincorporated entities, in which the Group has significant influence, but not control, over the financial and operating policies.

Associates are accounted for in the consolidated financial statements using the equity method unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The consolidated financial statements include the Group's share of the profit or loss of the equity accounted associates, after adjustments, if any, to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group's share of post-acquisition results and reserves of associates is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies. Uniform accounting policies are adopted for like transactions and events in similar circumstances.

When the Group's share of losses exceeds its interest in an equity accounted associate, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

In the Company's separate financial statements, investments in associates are stated at cost less impairment losses, if any.

Unrealised profits arising on transactions between the Group and its associates which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associates. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

3.2 Foreign currency

(a) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company and the subsidiaries at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the exchange rates at balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to the functional currency at exchange rates ruling on the transaction dates. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign currency differences arising on translation are recognised in the income statement.

(b) Operations denominated in functional currencies other than Ringgit Malaysia

The assets and liabilities of operations in functional currencies other than Ringgit Malaysia, including goodwill and fair value adjustments arising on acquisition, are translated into Ringgit Malaysia at the exchange rates at balance sheet date except for goodwill and fair value adjustments arising from business combinations before 1 January 2006 which are reported using the exchange rates at the dates of acquisitions. The income and expenses of the foreign operations are translated to Ringgit Malaysia at the average exchange rates for the year. All resulting exchange differences are recognised in the Exchange Fluctuation Reserve. On disposal of a foreign operation, the cumulative amount of the exchange differences in the Exchange Fluctuation Reserve are recognised in the consolidated income statement as part of the gain or loss on disposal.

(c) Net investment in a foreign operation

Exchange differences arising from a monetary item that in substance forms part of the Company's net investment in a foreign operation are recognised in the income statement of the Company or the individual financial statements of the foreign operation, as appropriate.

Such exchange differences are reclassified to Exchange Fluctuation Reserve in the consolidated financial statements. On disposal of the foreign operation, the cumulative amount of the exchange differences relating to the foreign operation is recognised in the consolidated income statement when the gain or loss on disposal is recognised.

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

			2008	2007
Pound Sterling	GBP	1 to	**RM6.2760**	RM6.9757
United States Dollar	USD	1 to	**RM3.4532**	RM3.4067
Australian Dollar	AUD	1 to	**RM2.8353**	RM3.0264
Hong Kong Dollar	HKD	1 to	**RM0.4445**	RM0.4383
Chinese Renminbi	Rmb	1 to	**RM0.5052**	RM0.4544
Indonesian Rupiah	Rp	100 to	**RM0.0364**	RM0.0374
Philippines Peso	PHP	1 to	**RM0.0739**	RM0.0758
Singapore Dollar	SGD	1 to	**RM2.4146**	RM2.2944
Euro	Euro	1 to	**RM4.9894**	RM4.8619
Swiss Franc	CHF	1 to	**RM3.1486**	RM2.9283
Canadian Dollar	CAD	1 to	**RM3.3275**	RM3.4344

3.3 Property, plant and equipment

Items of property, plant and equipment are stated at cost/valuation less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of those parts that are replaced is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement as incurred.

When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of property, plant and equipment recognised as a result of a business combination is based on fair value at acquisition date. The fair value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The fair value of other items of plant and equipment is based on the quoted market prices for similar items.

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. Property, plant and equipment under construction are not depreciated until the assets are ready for their intended use.

The principal depreciation rates are as follows:

Palm oil mill machinery	- 10% per annum
Plant and machinery	- 5 to 33⅓% per annum
Motor vehicles	- 20 to 33% per annum
Furniture, fittings and equipment	- 10 to 33⅓% per annum
Buildings, factories and mills	- 2 to 10% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5 to 10% per annum

The depreciable amount is determined after deducting the residual value.

Depreciation methods, useful lives and residual values are reassessed at the balance sheet date.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "other income" or "other operating expenses" respectively in the income statements. When revalued assets are sold, the amounts included in the revaluation surplus reserve are transferred to retained earnings.

3.4 Leases

(a) Operating lease

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

(b) Prepaid lease payments

Leasehold land that normally has an indefinite economic life and title is not expected to pass to the lessee by the end of the lease term is treated as an operating lease. The payments made on entering into or acquiring a leasehold land, except for leasehold land classified as investment property, are accounted as prepaid lease payments that are amortised over the lease term in accordance with the pattern of benefits provided.

3.5 Investment properties

Investment properties are properties which are owned to earn rental income or for capital appreciation or for both. These include land held for currently undetermined future use. Properties that are occupied by the companies in the Group are accounted for as owner-occupied rather than as investment properties. Investment properties are stated at cost less accumulated depreciation and impairment losses, consistent with the accounting policy for property, plant and equipment as stated in accounting policy Note 3.3.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of 40 to 50 years for buildings. Freehold land is not depreciated.

Investment properties are derecognised when either they have been disposed of or when they are permanently withdrawn from use and no future economic benefits are expected from the disposals. Any gains or losses on the retirement or disposal of an investment property are recognised in income statement in the period in which they arise.

The Directors estimate the fair values of the Group's investment properties without involvement of independent valuers. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction wherein the parties had each acted knowledgeably, prudently and without compulsion.

3.6 Biological assets

(a) Plantation development expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised as plantation development expenditure under biological assets and is not amortised other than those short land leases held in Indonesia where the biological assets are amortised over the life of the lease.

(b) Growing crops and livestock

Growing crops are measured at the lower of cost and net realisable value. Cost includes cost of seed, fertiliser and sprays.

Livestock (sheep) is measured at net realisable value.

3.7 Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

3.8 Capitalisation of borrowing costs

Borrowing costs, net of any investment income on the temporary investment of the specific borrowings, incurred on capital work-in-progress are capitalised. Exchange differences arising from foreign currency borrowings, to the extent they are regarded as an adjustment to interest costs, are also capitalised. Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use.

3.9 Property development

(a) Land held for property development

Land held for property development consists of land or such portions thereof on which no development activities have been carried out or where development activities are not expected to be completed within the Group's normal operating cycle of 2 to 3 years. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Land held for property development is reclassified as property development costs at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the Group's normal operating cycle of 2 to 3 years.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by FRS 201 *Property Development Activities.*

(b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs not recognised as expenses are recognised as assets and are stated at the lower of cost and net realisable value.

The excess of revenue recognised in the income statement over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in the income statement is shown as progress billings under trade payables.

3.10 Investments in equity securities

Other investments are recognised initially at purchase price plus attributable transaction cost.

Subsequent to initial recognition, other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value. Cost is determined on the weighted average basis while market value is determined based on quoted market values.

Where in the opinion of the Directors, there is a decline other than temporary in value of non-current equity securities other than investment in subsidiaries and associates, the impairment in value is recognised as an expense in the financial year in which the decline is identified.

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

3.11 Intangible assets

These assets relate to patent and trade marks which are stated at cost less accumulated amortisation and accumulated impairment losses, if any. These are amortised over the expected useful lives of the assets. The Directors consider a period of 5 years for the patent and 20 years for the trade marks to be their expected economic useful lives.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

3.12 Inventories

Inventories of produce are measured at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

Inventories of completed development properties are stated at the lower of cost and net realisable value. Cost is determined on a specific identification basis and includes land, all direct building costs and other related development costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3.13 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions and fixed income trust funds which have an insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

3.14 Receivables

Receivables are initially recognised at their cost when the contractual right to receive cash or another financial asset from another entity is established.

Subsequent to initial recognition, receivables are stated at cost less allowance for doubtful debts.

Receivables are not held for the purpose of trading.

3.15 Impairment of assets

The carrying amount of assets, other than inventories, biological assets, deferred tax assets and financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less cost to sell. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit"). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount unless the asset is carried at a revalued amount, in which case the impairment loss is recognised directly against any revaluation surplus for the asset to the extent that the impairment loss does not exceed the amount in the revaluation surplus for that same asset. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (groups of units) on a *pro rata* basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised unless it reverses an impairment loss on a revalued asset, in which case it is credited directly to revaluation surplus. Where an impairment loss on the same revalued asset was previously recognised in the income statement, a reversal of that impairment loss is also recognised in the income statement.

3.16 Payables

Borrowings, trade and other payables are stated at cost. These are recognised when there is contractual obligation to deliver cash or another financial asset to another entity.

3.17 Tax expense

Tax expense comprises current and deferred tax. Tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit (tax loss). Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences.

Deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

3.18 Employee benefits

(a) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. Once the contributions have been paid, the Group has no further payment obligations.

(b) Unfunded defined benefit plan

The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service to-date and the rates set out in the said agreements. The present value of the unfunded defined benefit obligations as required by FRS 119 *Employee Benefits* has not been used in arriving at the provision, as the amount involved is insignificant to the Group and the Company. Accordingly, no further disclosure as required by the standard is made.

(c) Funded defined benefit plan

A foreign subsidiary in England operates a defined benefit pension scheme for employees. The assets of the scheme are held separately from those of the subsidiary.

The interest cost and the expected return on assets are shown as a net amount in the income statement as other finance costs or income. Actuarial gains and losses are recognised immediately in the statement of changes in equity.

Pension scheme assets are valued at fair value at the balance sheet date. Fair value is based on market price information and in the case of quoted securities is the published bid price. Pension scheme liabilities are measured on an actuarial basis using the projected unit method and are discounted to their present value using a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. Pension scheme deficits are recognised in full on the balance sheet, net of related deferred tax.

(d) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the income statement in the period in which the associated services are rendered by the employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

3.19 Repurchase of share capital

When share capital is repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity.

3.20 Derivative financial instruments

The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities. These instruments are not recognised in the financial statements.

Derivative financial instruments used for hedging purposes are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

3.21 Contingent liabilities

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contracts as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

3.22 Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3.23 Revenue recognition

Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of discounts and returns. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, it is probable that the economic benefits associated with the transaction will flow to the Group, and there is no continuing management involvement with the goods.

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of performance of services at the balance sheet date.

Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to-date that reflect work performed bear to the estimated total property development costs. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

Dividend income from subsidiaries, associates and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

In the case of the Group, revenue comprises sales to third parties only.

3.24 Research and development expenditure

All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

3.25 Finance costs

All interest and other costs incurred in connection with borrowings, other than that capitalised in accordance with Note 3.8, are expensed as incurred.

3.26 Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

4. NEW AND REVISED FRSs AND AMENDMENT TO FRS

On 1 October 2007, the Group and the Company adopted the following new and revised FRSs and Amendment to FRS issued by the MASB which are relevant to the Group and became effective for financial periods beginning on or after 1 July 2007:

Amendment to FRS 121	*The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation*
FRS 107	*Cash Flow Statements*
FRS 112	*Income Taxes*
FRS 118	*Revenue*
FRS 120	*Accounting for Government Grants and Disclosure of Government Assistance*
FRS 134	*Interim Financial Reporting*
FRS 137	*Provisions, Contingent Liabilities and Contingent Assets*

The adoption of the above FRSs and Amendment to FRS does not have any significant financial impact on the Group and the Company.

5. REVENUE

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Sale of goods				
Palm products	**3,564,120**	1,956,142	**777,180**	465,032
Rubber	**236,150**	208,725	**181,461**	160,844
Manufacturing	**3,222,971**	2,014,487	**-**	-
Retailing	**703,504**	775,118	**-**	-
Property development	**42,164**	63,868	**-**	-
Others	**18,222**	4,352	**2,049**	1,332
	7,787,131	5,022,692	**960,690**	627,208
Rendering of services	**2,603**	1,750	**-**	-
Interest income	**32,370**	12,558	**10,899**	7,366
Dividend income (Note 9)	**33,321**	30,627	**71,912**	679,312
	7,855,425	5,067,627	**1,043,501**	1,313,886

6. OPERATING PROFIT

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Operating profit before taxation is arrived at after charging and (crediting) the following:				
Auditors' remuneration				
- Company auditors				
current year	**583**	422	**120**	86
under/(over)-provision in prior year	**1**	(1)	**-**	-
non-audit work	**500**	150	**6**	150
- other auditors				
current year	**2,488**	2,067	**-**	-
under-provision in prior year	**229**	10	**-**	-
non-audit work	**111**	21	**-**	-
Hire of plant and machinery	**12,705**	5,700	**-**	-
Rent on land and buildings	**5,460**	5,657	**817**	812
Operating lease rentals				
- land and buildings	**129,511**	117,991	**-**	-
- plant and machinery	**2,275**	2,824	**-**	-
Amortisation of prepaid lease payments (Note 15)	**5,903**	4,096	**388**	388
Amortisation of biological assets (Note 16)	**12,481**	12,989	**-**	-
Amortisation of intangible assets (Note 19)	**4,271**	2,889	**-**	-
Depreciation of property, plant and equipment (Note 13)	**181,861**	144,858	**16,306**	15,349
Depreciation of investment properties (Note 14)	**51**	51	**-**	-
Impairment of property, plant and equipment (Note 13)	**40,764**	7,992	**-**	-
Impairment of prepaid lease payments (Note 15)	**-**	872	**-**	-
Impairment of intangible assets (Note 19)	**3,169**	-	**-**	-
Impairment of goodwill (Note 18)	**32,876**	-	**-**	-
Impairment in value of investment in a subsidiary (Note 20)	**-**	-	**54,300**	-
Replanting expenditure	**43,666**	33,549	**21,409**	17,161
Property, plant and equipment written off	**3,734**	92	**26**	2
Impairment in value of investment (Note 22)	**100,800**	15	**-**	-
Impairment in value of investment in an associate (Note 21)	**13,390**	-	**-**	-
Allowance for/(Write back of) doubtful debts	**2,024**	(37)	**-**	-
Personnel expenses (excluding key management personnel)				
- salary	**615,451**	582,087	**126,721**	107,624
- employer's statutory contributions	**27,629**	16,857	**5,047**	4,921
- defined contribution plans	**4,916**	3,923	**-**	-

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Research and development expenditure	**10,451**	6,970	**4,925**	4,603
Retirement benefits (written back)/provision	**(1,309)**	(5,550)	**3,451**	2,552
Write down of inventories	**67,664**	893	**8,877**	-
Direct operating expenses of investment properties				
- Did not generate rental income	**7**	7	**-**	-
- Generated rental income	**90**	71	**-**	-
Reserve on consolidation on purchase of a subsidiary derecognised	**-**	(24,491)	**-**	-
Gain on disposal of property, plant and equipment	**(7,797)**	(1,992)	**(309)**	(757)
Surplus arising from government acquisition of land	**(2,423)**	(22,885)	**(2,313)**	(23,263)
Surplus on sale of investments	**(34,093)**	(26,392)	**-**	-
Surplus on sale of shares in subsidiaries	**(86,539)**	-	**-**	-
Surplus on sale of shares in an associate	**(3,904)**	-	**(5,379)**	-
Net (gain)/loss in foreign exchange	**(18,464)**	(13,093)	**5,185**	15,513
Rental income from land and buildings	**(562)**	(244)	**(243)**	-
Rental income from investment properties	**(278)**	(269)	**-**	-
Write back of impairment in value of an associate (Note 21)	**-**	(15,500)	**-**	-
Gain on redemption of fixed income trust funds	**(706)**	(600)	**(698)**	(571)
Gain on capital reduction by a subsidiary	**-**	-	**(8,415)**	-
Distribution by a liquidated investee company	**(54)**	-	**(54)**	-
Distribution by a liquidated subsidiary	**-**	-	**(43,053)**	-

7. FINANCE COSTS

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Term loan interest	**26,244**	25,079	**7,136**	6,856
Islamic medium term notes profit	**19,689**	4,734	**19,689**	4,734
Overdraft and other interest	**18,267**	6,326	**3,249**	525
	64,200	36,139	**30,074**	12,115

8. KEY MANAGEMENT PERSONNEL COMPENSATION

The key management personnel compensation is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Short term employee benefits				
Directors' remuneration				
Fees provided	**932**	754	**849**	704
Other emoluments	**3,532**	2,111	**3,510**	2,111
Benefits-in-kind	**110**	60	**110**	60
	4,574	2,925	**4,469**	2,875

Key management personnel comprises Directors of the Group entities, who have authority and responsibility for planning, directing and controlling the activities of the Group entities either directly or indirectly.

9. DIVIDEND INCOME

	Group 2008 RM'000	Group 2007 RM'000	Company 2008 RM'000	Company 2007 RM'000
Gross dividends from other investments				
Shares quoted in Malaysia	**4,895**	6,913	**-**	-
Shares quoted outside Malaysia	**18,858**	19,716	**17,460**	18,173
Unquoted shares	**1,039**	942	**942**	942
Fixed income trust funds	**8,529**	3,056	**7,449**	2,010
Gross dividends from unquoted subsidiaries	**-**	-	**43,908**	654,325
Gross dividends from unquoted associates	**-**	-	**2,153**	3,862
	33,321	30,627	**71,912**	679,312

10. TAX EXPENSE

	Group 2008 RM'000	Group 2007 RM'000	Company 2008 RM'000	Company 2007 RM'000
Components of tax expense				
Current tax expense				
Malaysian taxation	**252,684**	131,051	**62,300**	196,900
Overseas taxation	**118,154**	64,349	**2,059**	1,926
	370,838	195,400	**64,359**	198,826
Deferred tax				
Relating to origination and reversal of temporary differences	**(3,072)**	(17,512)	**(1,750)**	(1,200)
Relating to reduction in tax rates	**(10,916)**	(5,129)	**(164)**	(60)
	(13,988)	(22,641)	**(1,914)**	(1,260)
	356,850	172,759	**62,445**	197,566
(Over)/Under-provision in respect of previous years				
Malaysian taxation	**(67)**	(1,231)	**-**	-
Overseas taxation	**(807)**	481	**-**	-
	(874)	(750)	**-**	-
	355,976	172,009	**62,445**	197,566
Reconciliation of effective tax expense				
Profit before taxation	**1,445,481**	886,458	**369,646**	839,484
Taxation at Malaysian income tax rate of 26% (2007: 27%)	**375,825**	239,344	**96,108**	226,661
Effect of different tax rates in foreign jurisdictions	**2,304**	(2,387)	**(3,295)**	(3,271)
Effect of lower tax rate for certain subsidiaries*	**(948)**	(8,901)	**-**	-
Expenses not deductible for tax purposes	**56,308**	18,035	**19,957**	7,566
Tax exempt income	**(47,757)**	(28,086)	**(25,228)**	(8,483)
Tax incentives	**(30,136)**	(30,036)	**(24,933)**	(24,847)
Deferred tax assets not recognised during the year	**32,350**	15,622	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(6,107)**	(5,580)	**-**	-
Effect of changes in tax rates on deferred tax	**(10,916)**	(5,129)	**(164)**	(60)
Tax effect on associates' results	**(10,980)**	(8,613)	**-**	-
Recognition of deferred tax assets not taken up previously	**(8,263)**	(14,292)	**-**	-
Others	**5,170**	2,782	**-**	-
Over-provision in respect of previous years	**(874)**	(750)	**-**	-
Tax expense	**355,976**	172,009	**62,445**	197,566

* Companies with paid-up capital of RM2.5 million and below at the beginning of the basis period for a year of assessment are subject to corporate tax at 20% on chargeable income up to RM500,000.

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September 2008, to frank the payment of net dividends of approximately RM382 million (2007: RM804 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM597 million (2007: RM574 million) tax exempt profit available to be distributed as tax exempt dividends.

The Finance Act 2007 introduced a single tier company income tax system with effect from year of assessment 2008. As such, the Section 108 credit as at 30 September 2008 will be available to the Company until such time the credit is fully utilised or upon expiry of the five-year transitional period on 31 December 2013, whichever is earlier.

11. EARNINGS PER SHARE

The earnings per share is calculated by dividing the profit for the year attributable to equity holders of the Company of RM1,040,653,000 (2007: RM694,154,000) for the Group and RM307,201,000 (2007: RM641,918,000) for the Company by the weighted average number of 1,064,965,692 (2007: 1,064,965,692) shares of the Company in issue during the year.

12. DIVIDENDS

	Group and Company	
	2008 RM'000	2007 RM'000
Dividend paid		
Interim 15 sen gross per share less 26% income tax (2007: 10 sen gross per share less 27% income tax)	**118,211**	77,742
Dividend proposed		
Final 45 sen gross per share less 25% income tax; and	**359,426**	315,230
10 sen per share tax exempt	**106,496**	-
(2007: 40 sen gross per share less 26% income tax)	**465,922**	315,230
	584,133	392,972

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2007: 1,064,965,692).

The proposed final dividend has not been accounted for in the financial statements which is in compliance with FRS 110 *Events After Balance Sheet Date*.

13. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Cost/Valuation							
At 1 October 2006	291,573	599,434	1,235,814	155,597	103,152	271,894	2,657,464
Reclassification	(9)	75,519	244,683	634	40,843	(361,670)	-
Additions	-	38,018	93,805	26,407	31,349	204,412	393,991
Acquisitions through business combinations	61,277	57,351	147,432	5,796	13,212	581	285,649
Disposal/Written off	(167)	(11,940)	(37,436)	(6,018)	(2,938)	-	(58,499)
Currency translation differences	3,036	(7,229)	(5,384)	(2,374)	(415)	(3,624)	(15,990)
At 30 September 2007	**355,710**	**751,153**	**1,678,914**	**180,042**	**185,203**	**111,593**	**3,262,615**
Reclassification	**-**	**(8,145)**	**105,795**	**(428)**	**(870)**	**(96,352)**	**-**
Additions	**22**	**30,476**	**76,299**	**30,591**	**20,038**	**166,629**	**324,055**
Acquisitions through business combinations	**194,768**	**14,035**	**32,868**	**3,852**	**402**	**902**	**246,827**
Disposal of a subsidiary	**-**	**(22,095)**	**(126,026)**	**(3,173)**	**(9,458)**	**-**	**(160,752)**
Disposal/Written off	**(1,976)**	**(20,045)**	**(24,326)**	**(7,684)**	**(2,966)**	**(3,626)**	**(60,623)**
Currency translation differences	**6,541**	**348**	**20,127**	**(1,133)**	**2,486**	**(815)**	**27,554**
At 30 September 2008	**555,065**	**745,727**	**1,763,651**	**202,067**	**194,835**	**178,331**	**3,639,676**

Group	Freehold Land RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
Accumulated depreciation and impairment losses							
At 1 October 2006							
Accumulated depreciation	-	274,053	597,617	119,840	55,805	-	1,047,315
Accumulated impairment losses	-	17,924	9,841	-	171	-	27,936
	-	291,977	607,458	119,840	55,976	-	1,075,251
Reclassification	-	(512)	314	(312)	510	-	-
Depreciation charge	-	31,120	83,105	19,737	14,272	-	148,234
Impairment losses	-	4,700	3,292	-	-	-	7,992
Disposal/Written off	-	(11,119)	(35,916)	(5,268)	(2,498)	-	(54,801)
Currency translation differences	-	(3,160)	(1,801)	(1,895)	(413)	-	(7,269)
At 30 September 2007							
Accumulated depreciation	**-**	**290,382**	**643,319**	**132,102**	**67,676**	**-**	**1,133,479**
Accumulated impairment losses	**-**	**22,624**	**13,133**	**-**	**171**	**-**	**35,928**
	-	**313,006**	**656,452**	**132,102**	**67,847**	**-**	**1,169,407**
Reclassification	**-**	**(592)**	**585**	**(868)**	**875**	**-**	**-**
Depreciation charge	**-**	**35,548**	**108,616**	**22,824**	**18,230**	**-**	**185,218**
Impairment losses	**-**	**2,306**	**28,441**	**-**	**10,017**	**-**	**40,764**
Disposal of a subsidiary	**-**	**(8,337)**	**(66,349)**	**(2,103)**	**(6,187)**	**-**	**(82,976)**
Disposal/Written off	**-**	**(13,542)**	**(21,961)**	**(6,773)**	**(2,607)**	**-**	**(44,883)**
Currency translation differences	**-**	**(528)**	**572**	**(639)**	**723**	**-**	**128**
At 30 September 2008							
Accumulated depreciation	**-**	**301,858**	**669,173**	**144,543**	**78,387**	**-**	**1,193,961**
Accumulated impairment losses	**-**	**26,003**	**37,183**	**-**	**10,511**	**-**	**73,697**
	-	**327,861**	**706,356**	**144,543**	**88,898**	**-**	**1,267,658**
Carrying amounts							
At 1 October 2006	291,573	307,457	628,356	35,757	47,176	271,894	1,582,213
At 30 September 2007	355,710	438,147	1,022,462	47,940	117,356	111,593	2,093,208
At 30 September 2008	**555,065**	**417,866**	**1,057,295**	**57,524**	**105,937**	**178,331**	**2,372,018**
Property, plant and equipment are included at cost or valuation as follows:							
At 30 September 2007							
Cost	272,112	751,071	1,678,914	180,042	185,198	111,593	3,178,930
Valuation	83,598	82	-	-	5	-	83,685
	355,710	751,153	1,678,914	180,042	185,203	111,593	3,262,615
At 30 September 2008							
Cost	**472,095**	**745,645**	**1,763,651**	**202,067**	**194,830**	**178,331**	**3,556,619**
Valuation	**82,970**	**82**	**-**	**-**	**5**	**-**	**83,057**
	555,065	**745,727**	**1,763,651**	**202,067**	**194,835**	**178,331**	**3,639,676**

	2008 RM'000	2007 RM'000
Depreciation charge for the year is allocated as follows:		
Income statement (Note 6)	**181,861**	144,858
Biological assets	**3,349**	3,046
Capital work-in-progress	**8**	330
	185,218	148,234

	2008 RM'000	2007 RM'000
Impairment losses comprise:		
Under-performance of certain subsidiaries' operations	**38,402**	4,360
Under-performance of certain retail stores	**2,362**	2,844
Cessation of certain subsidiaries' operations	**-**	788
	40,764	7,992

The impairment losses of RM2,362,000 (2007: RM7,992,000) and RM38,402,000 (2007: Nil) are included in administration expenses and other operating expenses respectively.

Impairment testing
Impairment testing on property, plant and equipment is similar to that of goodwill as disclosed in Note 18.

Company	**Freehold Land RM'000**	**Buildings RM'000**	**Plant and Machinery RM'000**	**Vehicles RM'000**	**Equipment, Fittings, Etc RM'000**	**Capital Work-In-Progress RM'000**	**Total RM'000**
Cost/Valuation							
At 1 October 2006	147,808	89,247	108,706	44,993	41,625	1,149	433,528
Additions	-	1,024	3,426	5,625	962	3,871	14,908
Transfer	-	-	983	-	129	(1,149)	(37)
Disposal/Written off	(167)	(123)	(188)	(1,726)	(151)	-	(2,355)
At 30 September 2007	**147,641**	**90,148**	**112,927**	**48,892**	**42,565**	**3,871**	**446,044**
Additions	**-**	**2,530**	**10,607**	**4,504**	**1,101**	**2,144**	**20,886**
Transfer	**-**	**-**	**3,552**	**-**	**224**	**(3,871)**	**(95)**
Disposal/Written off	**(153)**	**(75)**	**(850)**	**(2,628)**	**(220)**	**-**	**(3,926)**
At 30 September 2008	**147,488**	**92,603**	**126,236**	**50,768**	**43,670**	**2,144**	**462,909**
Accumulated depreciation							
At 1 October 2006	-	65,181	74,820	35,651	15,890	-	191,542
Depreciation charge	-	2,326	5,098	4,784	3,141	-	15,349
Transfer	-	-	(31)	-	(1)	-	(32)
Disposals/Written off	-	(122)	(188)	(1,725)	(147)	-	(2,182)
At 30 September 2007	**-**	**67,385**	**79,699**	**38,710**	**18,883**	**-**	**204,677**
Depreciation charge	**-**	**2,253**	**6,255**	**4,537**	**3,261**	**-**	**16,306**
Transfer	**-**	**-**	**(76)**	**-**	**-**	**-**	**(76)**
Disposals/Written off	**-**	**(75)**	**(780)**	**(2,394)**	**(214)**	**-**	**(3,463)**
At 30 September 2008	**-**	**69,563**	**85,098**	**40,853**	**21,930**	**-**	**217,444**
Carrying amounts							
At 1 October 2006	147,808	24,066	33,886	9,342	25,735	1,149	241,986
At 30 September 2007	147,641	22,763	33,228	10,182	23,682	3,871	241,367
At 30 September 2008	**147,488**	**23,040**	**41,138**	**9,915**	**21,740**	**2,144**	**245,465**
Property, plant and equipment are included at cost or valuation as follows:							
At 30 September 2007							
Cost	75,525	90,148	112,927	48,892	42,565	3,871	373,928
Valuation	72,116	-	-	-	-	-	72,116
	147,641	90,148	112,927	48,892	42,565	3,871	446,044
At 30 September 2008							
Cost	**75,424**	**92,603**	**126,236**	**50,768**	**43,670**	**2,144**	**390,845**
Valuation	**72,064**	**-**	**-**	**-**	**-**	**-**	**72,064**
	147,488	**92,603**	**126,236**	**50,768**	**43,670**	**2,144**	**462,909**

Certain freehold land of the Company were revalued by the Directors on 1 October 1980 based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. The freehold land belonging to certain subsidiaries were revalued by the Directors based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981. The freehold land belonging to an overseas subsidiary were revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. The building, equipment and fittings of a subsidiary have been valued by the Directors on 28 February 1966.

The Group has availed itself to the transitional provision when the MASB first issued FRS 116 *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these property, plant and equipment have been retained on the basis of these valuation as though they have never been revalued. The carrying amounts of revalued freehold land of the Group and of the Company, had these assets been carried at cost less accumulated depreciation were RM21,568,000 (2007: RM25,334,000) and RM19,788,000 (2007 : RM19,809,000) respectively.

Certain property, plant and equipment of the Group with a total carrying amount of RM84,094,000 (2007: RM112,738,000) are charged to banks as security for borrowings (Note 32).

The details of the properties held by the Group are shown on pages 122 to 128.

14. INVESTMENT PROPERTIES

	2008			2007		
	Freehold Land RM'000	**Building RM'000**	**Total RM'000**	Freehold Land RM'000	Building RM'000	Total RM'000
Group						
Cost						
At beginning of the year	**3,069**	**2,411**	**5,480**	3,071	2,411	5,482
Rebate	**-**	**-**	**-**	(2)	-	(2)
At end of the year	**3,069**	**2,411**	**5,480**	3,069	2,411	5,480
Accumulated depreciation						
At beginning of the year	**-**	**292**	**292**	-	241	241
Charge for the year	**-**	**51**	**51**	-	51	51
At end of the year	**-**	**343**	**343**	-	292	292
Carrying amounts	**3,069**	**2,068**	**5,137**	3,069	2,119	5,188

The investment property of a subsidiary is a residential property and is rented to a third party. The tenancy agreement is renewable annually.

The investment property of another subsidiary is a commercial property and is leased to a related party. The tenancy agreement is renewable every two years.

The Directors estimate the fair values of the investment properties which are located in prime areas to be approximately RM7,000,000 (2007: RM7,000,000) based on the past selling prices of properties in the same area as the Group's investment properties.

No independent valuations by professional valuers have been carried out to determine the fair values of these properties.

The details of the properties held by the Group are shown on page 126.

15. PREPAID LEASE PAYMENTS

	2008 Long Term Leasehold Land RM'000	2008 Short Term Leasehold Land RM'000	2008 Total RM'000	2007 Long Term Leasehold Land RM'000	2007 Short Term Leasehold Land RM'000	2007 Total RM'000
Group						
Cost						
At beginning of the year	207,834	83,984	291,818	191,101	69,848	260,949
Reclassification	(1,504)	1,504	-	-	-	-
Additions	383	4,710	5,093	2,489	1,253	3,742
Acquisitions through business combinations	67,560	42,719	110,279	22,416	17,798	40,214
Disposal of a subsidiary	(6,524)	-	(6,524)	-	-	-
Currency translation differences	221	1,698	1,919	(8,172)	(4,915)	(13,087)
At end of the year	267,970	134,615	402,585	207,834	83,984	291,818
Accumulated amortisation and impairment loss						
At beginning of the year						
Accumulated amortisation	39,150	8,987	48,137	36,870	9,440	46,310
Accumulated impairment loss	-	872	872	-	-	-
	39,150	9,859	49,009	36,870	9,440	46,310
Reclassification	(572)	572	-	-	-	-
Amortisation charge	2,583	3,320	5,903	2,280	1,816	4,096
Impairment loss	-	-	-	-	872	872
Disposal of a subsidiary	(463)	-	(463)	-	-	-
Currency translation differences	2	409	411	-	(2,269)	(2,269)
At end of the year						
Accumulated amortisation	40,700	13,150	53,850	39,150	8,987	48,137
Accumulated impairment loss	-	1,010	1,010	-	872	872
	40,700	14,160	54,860	39,150	9,859	49,009
Carrying amounts	227,270	120,455	347,725	168,684	74,125	242,809
Company						
Cost						
At beginning of the year	35,878	-	35,878	35,878	-	35,878
Reclassification	(1,504)	1,504	-	-	-	-
At end of the year	34,374	1,504	35,878	35,878	-	35,878
Accumulated amortisation						
At beginning of the year	10,680	-	10,680	10,292	-	10,292
Reclassification	(572)	572	-	-	-	-
Amortisation charge	367	21	388	388	-	388
At end of the year	10,475	593	11,068	10,680	-	10,680
Carrying amounts	23,899	911	24,810	25,198	-	25,198

	Group 2008 RM'000	Group 2007 RM'000
Impairment loss comprises:		
Under-performance of a subsidiary's operations	-	872

The impairment loss of RM872,000 in 2007 was included in administration expenses.

During the year, the sub-division of the master title of a long term leasehold land with carrying amount of RM21,889,000 belonging to a subsidiary, KL-Kepong Oleomas Sdn Bhd, has been finalised and the individual qualified title has been issued. The Memorandum of Transfer in favour of this subsidiary was presented for registration at the relevant land registry and is now pending the issuance of the original document of the title from the said land registry.

The title deed of a long term leasehold land with carrying amount of RM22,136,000 belonging to another subsidiary, Palm-Oleo (Klang) Sdn Bhd (formerly known as Uniqema (Malaysia) Sdn Bhd), is with the relevant authorities and is in the process of being registered in the name of the subsidiary.

Certain prepaid lease payments of the Group and of the Company were revalued by the Directors between 1978 and 1991, based on professional valuation on the open market basis and upon approval by the relevant government authorities.

Certain prepaid lease payments of the Group with carrying amount of RM3,274,000 (2007: RM7,889,000) are charged to the bank as security for borrowings (Note 32).

The details of the prepaid lease payments of the Group are shown on pages 122 to 128.

16. BIOLOGICAL ASSETS

	Group		Company	
	2008 RM'000	2007 RM'000	**2008 RM'000**	2007 RM'000
Plantation development expenditure (included under non-current assets)				
Cost/Valuation				
At beginning of the year	**1,244,594**	1,182,007	**434,246**	434,839
Additions	**88,461**	44,046	**-**	-
Acquisitions through business combinations	**171,030**	32,122	**-**	-
Disposals	**(336)**	(593)	**(333)**	(593)
Currency translation differences	**(10,834)**	(12,988)	**-**	-
At end of the year	**1,492,915**	1,244,594	**433,913**	434,246
Accumulated amortisation				
At beginning of the year	**55,082**	45,450	**-**	-
Amortisation charge	**12,481**	12,989	**-**	-
Currency translation differences	**(1,193)**	(3,357)	**-**	-
At end of the year	**66,370**	55,082	**-**	-
Carrying amounts	**1,426,545**	1,189,512	**433,913**	434,246
Biological assets are included at cost or valuation as follows:				
Cost	**1,245,207**	996,745	**237,572**	237,767
Valuation	**247,708**	247,849	**196,341**	196,479
	1,492,915	1,244,594	**433,913**	434,246

The biological assets stated at valuation previously included in property, plant and equipment were revalued by the Directors based on independent professional valuations carried out between 1979 and 1991 on the open market value basis. These valuations were for special purposes. It has never been the Group's policy to carry out regular revaluations of its property, plant and equipment. The Group has availed itself to the transitional provisions when MASB first issued FRS 116 *Property, Plant and Equipment* in 2000, and accordingly, the carrying amounts of these revalued biological assets have been retained on the basis of these revaluation as though they have never been revalued. The carrying amounts of revalued biological assets of the Group and of the Company, had these assets been carried at cost less accumulated amortisation were RM113,057,000 (2007: RM113,111,000) and RM76,044,000 (2007: RM76,098,000) respectively.

	Group	
	2008	2007
	RM'000	RM'000
Biological assets (included under current assets)		
At net realisable value		
Growing crops	**2,146**	1,414
Livestock	**1,501**	1,813
	3,647	3,227

17. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2008	2007
	RM'000	RM'000
Freehold land at cost		
At beginning and end of the year	**187,138**	187,138
Development expenditure at cost		
At beginning of the year	**7,597**	7,167
Additions	**643**	430
At end of the year	**8,240**	7,597
Total	**195,378**	194,735

18. GOODWILL ON CONSOLIDATION

	Group	
	2008	2007
	RM'000	RM'000
Cost		
At beginning of the year	**264,698**	101,061
Reserve on consolidation derecognised arising from adoption of FRS 3	**-**	58,507
Arising from acquisitions through business combinations	**6,759**	102,545
Arising from acquisition of shares from minority interests	**13,240**	-
Arising from disposal of a subsidiary	**(3,442)**	-
Arising from reduction in tax rates	**(522)**	(42)
Impairment of goodwill (Note 6)	**(32,876)**	-
Currency translation differences	**8,083**	2,627
At end of the year	**255,940**	264,698

Impairment of goodwill arose from the under-performance of a subsidiary's operations and was included in other operating expenses.

Impairment testing
Goodwill is allocated to the Group's cash-generating unit ("CGU") identified according to the individual company.

Goodwill is tested for impairment on an annual basis by comparing the carrying amount with the recoverable amount of the CGU. The recoverable amount of a CGU is determined based on value-in-use calculations using cash flow projections from the financial budgets and forecasts approved by management covering a period ranging from five to ten years.

Key assumptions used in the value-in-use calculations are:

(i) the pre-tax discount rates used ranged from 4.1% to 7.5%;

(ii) the growth rate used for the plantation companies is determined based on the management's estimate of commodity prices, palm yields, oil extraction rates as well as cost of productions whilst growth rates of companies in other segments are determined based on the industry trends and past performances of the respective companies; and

(iii) profit margins are projected based on historical profit margin achieved.

In assessing the value-in-use, the management is of the view that no foreseeable changes in any of the above key assumptions would cause the carrying amounts of the respective CGUs to materially exceed their recoverable amounts.

19. INTANGIBLE ASSETS

	Group 2008 RM'000	Group 2007 RM'000
Cost		
At beginning of the year	**57,052**	32,659
Addition	**-**	77
Acquisitions through business combinations	**5**	23,604
Write off	**-**	(98)
Currency translation differences	**(475)**	810
At end of the year	**56,582**	57,052
Accumulated amortisation		
At beginning of the year		
Accumulated amortisation	**12,263**	9,344
Accumulated impairment loss	**-**	-
	12,263	9,344
Amortisation charge	**4,271**	2,889
Impairment loss	**3,169**	-
Write off	**-**	(98)
Currency translation differences	**(777)**	128
At end of the year		
Accumulated amortisation	**15,654**	12,263
Accumulated impairment loss	**3,272**	-
	18,926	12,263
Carrying amounts	**37,656**	44,789
The amortisation is allocated as follows:		
Distribution costs	**-**	82
Administration expenses	**4,271**	2,807
	4,271	2,889

The impairment loss of RM3,169,000 (2007: Nil) arose from the under-performance of a subsidiary's operations and was included in administration expenses.

Impairment testing
Impairment testing on intangible assets is similar to that of goodwill as disclosed in Note 18.

20. INVESTMENT IN SUBSIDIARIES

	Company 2008 RM'000	Company 2007 RM'000
Unquoted shares at cost	**1,773,936**	1,585,694
Impairment in value of investment		
At beginning of the year	**13,109**	13,109
Impairment during the year	**54,300**	-
At end of the year	**67,409**	13,109
	1,706,527	1,572,585

Impairment testing
Impairment testing on investment in subsidiaries is similar to that of goodwill as disclosed in Note 18.

Details of the subsidiaries are shown in Note 39.

Amounts owing by subsidiaries are trade and non-trade, unsecured with no fixed terms of repayment and non-interest bearing except for a total amount of RM295,266,000 (2007: RM151,159,000) owing by subsidiaries which is subject to interest charge ranging from 3.2% to 6.8% (2007: 3.6% to 10.0%) per annum.

	Company	
	2008	2007
	RM'000	RM'000
Amounts owing by subsidiaries denominated in currencies other than the functional currency are as follows:		
United States Dollar	**271,903**	278,033
Pound Sterling	**12,064**	13,125
Australian Dollar	**12,476**	6,053

Amounts owing to subsidiaries are trade and non-trade, unsecured with no fixed terms of repayment and non-interest bearing.

21. INVESTMENT IN ASSOCIATES

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In overseas quoted corporation	**37,839**	37,466	**-**	-
In unquoted corporations	**88,493**	69,508	**19,176**	19,797
	126,332	106,974	**19,176**	19,797
Post-acquisition reserves	**146,912**	69,654	**-**	-
	273,244	176,628	**19,176**	19,797
Impairment in value of investment				
At beginning of the year	**(4,173)**	(19,673)	**-**	-
(Impairment)/Write back during the year	**(13,390)**	15,500	**-**	-
At end of the year	**(17,563)**	(4,173)	**-**	-
	255,681	172,455	**19,176**	19,797
Loan to an associate *	**2,814**	-	**-**	-
	258,495	172,455	**19,176**	19,797
Market value of shares				
In overseas quoted corporation	**13,549**	28,127	**-**	-

The assessment for the impairment in value of investment in associates is based on the market value at year end.

* The loan was given by an overseas subsidiary which was incorporated in British Virgin Islands.

	Group	
	2008	2007
	RM'000	RM'000
Interest in associates represented by:		
Share of net assets other than goodwill	**244,098**	165,623
Goodwill on acquisition	**11,583**	6,832
	255,681	172,455
Summary of financial information of associates:		
Total assets	**1,320,530**	749,860
Total liabilities	**672,338**	294,718
Revenue	**1,607,328**	811,852
Profit for the year	**90,928**	73,610

Details of the associates are shown in Note 39.

22. OTHER INVESTMENTS

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Shares at cost				
In Malaysia quoted corporations	**69,267**	119,122	**-**	-
In overseas quoted corporations	**319,322**	318,879	**78,437**	78,437
In unquoted corporations	**7,424**	7,148	**7,079**	7,079
	396,013	445,149	**85,516**	85,516
Impairment in value of investments				
At beginning of the year	**(6,444)**	(6,427)	**(6,427)**	(6,427)
Impairment during the year	**(100,800)**	(15)	**-**	-
Currency translation differences	**1**	(2)	**-**	-
At end of the year	**(107,243)**	(6,444)	**(6,427)**	(6,427)
	288,770	438,705	**79,089**	79,089
Market value of shares				
In quoted corporations	**292,021**	634,490	**201,838**	403,990

The assessment for the impairment in value of other investments is based on the market value at year end.

23. DEFERRED TAXATION

Recognised deferred tax assets and liabilities are attributable to the following:

	Liabilities		Assets		Net	
	2008	2007	**2008**	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Group						
Property, plant and equipment						
Capital allowances	**195,501**	201,823	**(15,581)**	(22,688)	**179,920**	179,135
Revaluation	**63,794**	17,871	**-**	-	**63,794**	17,871
Unutilised tax losses	**-**	-	**(15,142)**	(7,425)	**(15,142)**	(7,425)
Other items	**5,309**	1,731	**(20,491)**	(7,728)	**(15,182)**	(5,997)
Tax liabilities/(assets)	**264,604**	221,425	**(51,214)**	(37,841)	**213,390**	183,584
Set off of tax	**(44,326)**	(26,207)	**44,326**	26,207	**-**	-
Net tax liabilities/(assets)	**220,278**	195,218	**(6,888)**	(11,634)	**213,390**	183,584
Company						
Property, plant and equipment						
Capital allowances	**6,071**	6,946	**-**	-	**6,071**	6,946
Revaluation	**1,296**	1,400	**-**	-	**1,296**	1,400
Other items	**-**	-	**(7,525)**	(6,486)	**(7,525)**	(6,486)
Tax liabilities/(assets)	**7,367**	8,346	**(7,525)**	(6,486)	**(158)**	1,860
Set off of tax	**(7,367)**	(6,486)	**7,367**	6,486	**-**	-
Net tax liabilities/(assets)	**-**	1,860	**(158)**	-	**(158)**	1,860

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The components and movements in deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Property, Plant and Equipment		Other Taxable	Unutilised	Unabsorbed	Other Deductible	
	Capital Allowances RM'000	Revaluation RM'000	Temporary Differences RM'000	Tax Losses RM'000	Capital Allowances RM'000	Temporary Differences RM'000	Total RM'000
Group							
At 1 October 2006	171,545	24,293	2,091	(4,557)	(6,793)	(6,900)	179,679
Acquisitions through business combinations	30,012	-	-	(1,660)	-	-	28,352
Recognised in income statement	5,977	(1,778)	(500)	(1,282)	(18,343)	(1,586)	(17,512)
Reduction in tax rate	(6,386)	322	(7)	90	96	756	(5,129)
Recognised in equity	-	(2,200)	-	-	-	-	(2,200)
Adjustment to goodwill	-	(42)	-	-	-	-	(42)
Currency translation differences	675	(2,724)	147	(16)	2,352	2	436
At 30 September 2007	**201,823**	**17,871**	**1,731**	**(7,425)**	**(22,688)**	**(7,728)**	**183,584**
Acquisitions through business combinations	**2,810**	**47,691**	**-**	**-**	**-**	**(296)**	**50,205**
Disposal of a subsidiary	**(7,188)**	**-**	**-**	**12**	**-**	**433**	**(6,743)**
Recognised in income statement	**8,371**	**(455)**	**3,600**	**(7,632)**	**6,245**	**(13,201)**	**(3,072)**
Reduction in tax rate	**(11,310)**	**(687)**	**(9)**	**(144)**	**858**	**376**	**(10,916)**
Recognised in equity	**-**	**(104)**	**-**	**-**	**-**	**-**	**(104)**
Adjustment to goodwill	**-**	**(522)**	**-**	**-**	**-**	**-**	**(522)**
Currency translation differences	**995**	**-**	**(13)**	**47**	**4**	**(75)**	**958**
At 30 September 2008	**195,501**	**63,794**	**5,309**	**(15,142)**	**(15,581)**	**(20,491)**	**213,390**

	Property, Plant and Equipment		Other Deductible	
	Capital Allowances RM'000	Revaluation RM'000	Temporary Differences RM'000	Total RM'000
Company				
At 1 October 2006	6,618	3,600	(4,898)	5,320
Recognised in income statement	564	-	(1,764)	(1,200)
Reduction in tax rate	(236)	-	176	(60)
Recognised in equity	-	(2,200)	-	(2,200)
At 30 September 2007	**6,946**	**1,400**	**(6,486)**	**1,860**
Recognised in income statement	**(360)**	**-**	**(1,390)**	**(1,750)**
Reduction in tax rate	**(515)**	**-**	**351**	**(164)**
Recognised in equity	**-**	**(104)**	**-**	**(104)**
At 30 September 2008	**6,071**	**1,296**	**(7,525)**	**(158)**

	Group	
	2008	2007
	RM'000	RM'000
No deferred tax assets have been recognised for the following items:		
Unabsorbed capital allowances	**80,467**	116,716
Deductible temporary differences	**6,160**	3,222
Unutilised tax losses	**150,571**	139,465
	237,198	259,403

The above unabsorbed capital allowances, deductible temporary differences and unutilised tax losses (up to RM111,071,000 (2007: RM100,739,000)) do not expire under current tax legislation.

	Group	
	2008	2007
	RM'000	RM'000
Unutilised tax losses of RM39,500,000 (2007: RM38,726,000) will expire as follows:		
Year of expiry		
2009	**5,288**	6,997
2010	**10,905**	9,726
2011	**3,934**	21,442
2012	**639**	561
2013	**-**	-
2014	**686**	-
2015	**18,048**	-
	39,500	38,726

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM209,184,000 (2007: RM166,965,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above, which are subject to agreement by the Inland Revenue Board.

24. INVENTORIES

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
At cost				
Inventories of produce	**393,689**	465,224	**26,332**	19,598
Developed property held for sale	**109**	109	**-**	-
Stores and materials	**381,438**	474,876	**42,727**	7,212
	775,236	940,209	**69,059**	26,810
At net realisable value				
Inventories of produce	**383,571**	36,812	**7,029**	-
Stores and materials	**61,165**	5,634	**-**	-
	1,219,972	982,655	**76,088**	26,810

Inventories recognised in cost of sales amounted to RM5,098,248,000 (2007: RM3,212,785,000).

25. TRADE RECEIVABLES

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Trade receivables	**623,721**	538,115	**23,036**	43,231
Accrued billings	**-**	2,200	**-**	-
	623,721	540,315	**23,036**	43,231
Significant trade receivables denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**33,488**	43,854	**-**	-
United States Dollar	**277,072**	206,766	**2,525**	3,236
Hong Kong Dollar	**5,107**	6,899	**-**	-
Chinese Renminbi	**44,541**	28,427	**-**	-
Euro	**170,594**	40,143	**-**	-
Swiss Franc	**2,361**	96,947	**-**	-

The Group's normal trade credit term ranges from 5 to 90 (2007: 5 to 90) days. Other credit terms are assessed and approved on a case-by-case basis.

26. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Other receivables	**245,304**	238,664	**46,191**	49,030
Prepayments	**31,048**	55,714	**1,050**	971
Refundable deposits	**2,388**	2,349	**28**	28
	278,740	296,727	**47,269**	50,029
Significant other receivables, deposits and prepayments denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**19,793**	25,692	**6,370**	6,903
United States Dollar	**8,215**	7,651	**-**	819
Australian Dollar	**566**	8,181	**-**	6,370
Chinese Renminbi	**20,588**	14,114	**-**	-
Indonesian Rupiah	**94,359**	57,096	**-**	-
Euro	**4,591**	5,375	**-**	-
Swiss Franc	**6,536**	4,228	**-**	-

Included in the Group's other receivables as at 30 September 2007 was an amount of RM99,750,000 which was paid by Ablington Holdings Sdn Bhd, a wholly-owned subsidiary, for the acquisition of 35,000,000 ordinary shares of RM1 each in Ladang Perbadanan-Fima Bhd. This acquisition has been fully completed as at 30 September 2008.

27. PROPERTY DEVELOPMENT COSTS

	Group 2008 RM'000	Group 2007 RM'000
Property development costs comprise the following:		
Land costs	**9,162**	9,162
Development costs	**114,755**	80,269
	123,917	89,431
Costs incurred during the year		
Development costs	**37,743**	34,486
	161,660	123,917
Costs recognised as an expense in income statement		
Previous year	**(111,948)**	(63,543)
Current year	**(27,267)**	(48,405)
	22,445	11,969

28. CASH AND CASH EQUIVALENTS

	Group 2008 RM'000	Group 2007 RM'000	Company 2008 RM'000	Company 2007 RM'000
Deposits with licensed banks	**316,394**	240,335	**31,540**	65,750
Fixed income trust funds	**646,117**	65,735	**568,659**	37,330
Cash and bank balances	**197,194**	189,564	**4,830**	4,018
	1,159,705	495,634	**605,029**	107,098

Included in the Group's cash and bank balances is RM47,753,000 (2007: RM49,672,000), the utilisation of which is subject to the Housing Development (Housing Development Account) (Amendment) Regulations, 2002.

The effective interest rates of deposits with licensed banks and fixed income trust funds at the balance sheet dates were as follows:

	Group 2008	Group 2007	Company 2008	Company 2007
Deposits with licensed banks	**0.25% to 9.00%**	2.25% to 9.15%	**2.60% to 3.00%**	2.70% to 3.25%
Fixed income trust funds	**3.28% to 3.35%**	3.33% to 3.37%	**3.28% to 3.34%**	3.33%

The maturities and repricing of deposits with licensed banks and fixed income trust funds as at the end of the financial year were as follows:

	Group 2008 RM'000	Group 2007 RM'000	Company 2008 RM'000	Company 2007 RM'000
Within one year				
Deposits with licensed banks	**316,394**	240,335	**31,540**	65,750
Fixed income trust funds	**646,117**	65,735	**568,659**	37,330
	962,511	306,070	**600,199**	103,080

29. SHARE CAPITAL

	Group and Company			
	2008 Number of Shares	**2008 RM'000**	2007 Number of Shares	2007 RM'000
Shares of RM1 each				
Authorised				
At 1 October	**5,000,000,000**	**5,000,000**	1,000,000,000	1,000,000
Creation of new shares of RM1 each	**-**	**-**	4,000,000,000	4,000,000
At 30 September	**5,000,000,000**	**5,000,000**	5,000,000,000	5,000,000
Issued and fully paid				
At 1 October	**1,067,504,692**	**1,067,505**	712,516,128	712,516
Bonus issue	**-**	**-**	354,988,564	354,989
At 30 September	**1,067,504,692**	**1,067,505**	1,067,504,692	1,067,505

During the previous year, the authorised share capital had been increased from RM1,000,000,000 comprising 1,000,000,000 of the Company's shares of RM1 each to RM5,000,000,000 comprising 5,000,000,000 of the Company's shares of RM1 each.

The Company had on 8 March 2007, issued additional 354,988,564 new shares of RM1 each pursuant to the Bonus Issue on the basis of 1 Bonus Share for every 2 existing shares of RM1 each held. The Bonus Issue was effected by way of capitalising RM354,988,564 from the Company's distributable capital reserves. These Bonus Issue shares were quoted on Bursa Malaysia Securities Berhad on 14 March 2007. The newly issued share capital rank pari passu in all respects with the existing shares of the Company.

Of the total 1,067,504,692 issued and fully paid shares, 2,539,000 (2007: 2,539,000) are held as treasury shares by the Company. As at 30 September 2008, the number of outstanding shares in issue and fully paid is 1,064,965,692 (2007: 1,064,965,692).

The shareholders of the Company renewed the authority granted to the Directors to repurchase its own shares at the Annual General Meeting held on 20 February 2008. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

30. RESERVES

	Group		Company	
	2008 RM'000	2007 RM'000	**2008 RM'000**	2007 RM'000
Non-distributable				
Capital reserve	**66,631**	66,631	**-**	-
Revaluation reserve	**49,759**	49,655	**36,265**	36,161
Exchange fluctuation reserve	**151,628**	141,309	**-**	-
Capital redemption reserve	**27,714**	29,714	**285**	285
Retained earnings – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	309,179	300,756	**49,997**	49,893
Distributable				
Capital reserve	**809,321**	809,513	**1,087,296**	1,087,296
Retained earnings	**3,364,536**	2,754,726	**1,304,628**	1,430,868
	4,173,857	3,564,239	**2,391,924**	2,518,164
	4,483,036	3,864,995	**2,441,921**	2,568,057

Included under the non-distributable reserves is an amount of RM13,447,000 (2007: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associates' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

31. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Present value of funded obligations	**49,714**	73,009	**-**	-
Fair value of plan assets	**(48,959)**	(61,337)	**-**	-
	755	11,672	**-**	-
Unfunded obligations	**26,381**	21,279	**12,271**	11,107
Present value of net obligations	**27,136**	32,951	**12,271**	11,107

Liability for funded defined benefit obligation

A foreign subsidiary of the Group in England makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. Under the scheme, eligible employees are entitled to retirement benefits of 1/60th of final pensionable salary for each completed year of service, subject to a maximum of 40/60ths upon the retirement age of 65. The plan vests over a period of approximately 15 years.

The funded defined benefit obligation is determined by a qualified actuary on the basis of triennial valuation, using the projected unit credit method. The last actuarial valuation was on 6 April 2005 and was subsequently updated as at 30 September 2008.

	Group	
	2008	2007
	RM'000	RM'000
Fair values of the funded plan assets in the scheme are:		
Equities	**19,086**	52,275
Bonds	**27,752**	5,190
Cash	**2,121**	3,872
	48,959	61,337

Funded obligations

Movement in the present value of the funded defined benefit obligations		
Defined benefit obligations at 1 October	**73,009**	76,405
Service cost	**753**	962
Interest cost	**3,899**	3,834
Employee contributions	**414**	502
Benefits paid by the plan	**(2,573)**	(1,939)
Actuarial gains	**(18,933)**	(7,488)
Exchange translation differences	**(6,855)**	733
Defined benefit obligations at 30 September	**49,714**	73,009
Movement in the fair value of plan assets		
Fair value of plan assets at 1 October	**61,337**	52,608
Contributions paid into the plan	**2,328**	-
Employee contributions	**414**	502
Benefits paid by the plan	**(2,573)**	(1,939)
Expected return on plan assets	**4,204**	6,206
Actuarial (losses)/gains	**(10,816)**	3,363
Exchange translation differences	**(5,935)**	597
Fair value of plan assets at 30 September	**48,959**	61,337

	Group 2008 RM'000	Group 2007 RM'000	Company 2008 RM'000	Company 2007 RM'000
Unfunded obligations				
Movement in the unfunded defined benefit obligations				
At 1 October	**21,279**	17,013	**11,107**	10,421
Acquisition through business combination	**1,766**	-	**-**	-
Benefit paid	**(2,951)**	(2,212)	**(2,287)**	(1,866)
Expense recognised in the income statement	**6,360**	6,711	**3,451**	2,552
Exchange translation differences	**(73)**	(233)	**-**	-
At 30 September	**26,381**	21,279	**12,271**	11,107
(Income)/Expense recognised in income statements:				
Current (income)/service cost	**(1,309)**	(5,550)	**3,451**	2,552
The expense/(income) is recognised in the following line items in income statements:				
Cost of sales	**3,251**	1,885	**2,007**	1,315
Administration expenses	**3,109**	4,826	**1,444**	1,237
Other operating expenses	**(7,669)**	(12,261)	**-**	-
	(1,309)	(5,550)	**3,451**	2,552

	Group 2008 RM'000	Group 2007 RM'000
Actual return on funded plan assets	**12,321**	14,367

	Group 2008 %	Group 2007 %
Principal actuarial assumptions used at the balance sheet date (expressed as weighted averages):		
Discount rates	**7.3**	5.8
Expected return on plan assets		
- pre-retirement	**6.5**	6.5
- post-retirement	**5.5**	5.5
Future salary increases	**4.5**	4.5
Increases to pensions in payment	**3.0**	3.0

Group	**2008 RM'000**	2007 RM'000	2006 RM'000	2005 RM'000	2004 RM'000
Historical information					
Present value of the defined benefit obligations	**49,714**	73,009	76,405	66,050	70,871
Fair value of plan assets	**(48,959)**	(61,337)	(52,608)	(43,894)	(36,506)
Deficit in the plan	**755**	11,672	23,797	22,156	34,365

32. BORROWINGS

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Current				
Secured				
Bank overdrafts	**7,097**	1,465	-	-
Trade financing	-	822	-	-
Term loans	-	8,976	-	-
Revolving credit	**41,228**	22,434	-	-
	48,325	33,697	-	-
Unsecured				
Bank overdrafts	**19,646**	21,846	-	-
Trade financing	**17,223**	-	-	-
Term loans	**221,450**	228,218	-	-
Export credit refinancing	**87,917**	3,847	-	-
Bankers' acceptance	**138,368**	180,921	-	-
Revolving credit	**326,062**	25,390	**235,900**	-
	810,666	460,222	**235,900**	-
	858,991	493,919	**235,900**	-
Non-Current				
Term loans				
Secured	**21,536**	195	-	-
Unsecured	**399,308**	266,698	**172,660**	170,335
Islamic medium term notes (unsecured)	**500,000**	300,000	**500,000**	300,000
	920,844	566,893	**672,660**	470,335

(a) The Company has issued RM300 million 5 years Sukuk Ijarah Islamic Medium Term Notes under the RM500 million Sukuk Ijarah Islamic Commercial Paper ("ICP") and Medium Term Notes ("IMTN") Programme ("Programme") at par with profit rates ranging from 4.0% to 4.2% (2007: 4.0%) per annum.

Salient features of the Programme are as follows:

- Total outstanding nominal value of the ICP and IMTN (collectively known as "Notes") shall not exceed RM500 million.
- The tenure of the Programme is up to 5 years from the date of the first issuance of any Notes under the Programme.
- The ICP will be issued at a discount to the nominal value and has a maturity of 1, 2, 3, 6, 9 or 12 months. There will not be profit payable on the ICP issued under the Programme in view that they are issued at a discount.
- The IMTN may be issued at a discount and/or at par to the nominal value and has a maturity of more than 1 year and up to 5 years and on condition that the maturity dates of the IMTN do not exceed the tenure of the Programme. The IMTN may be non-profit bearing or bear profit at a rate determined at the point of issuance. The profit is payable semi-annually in arrears from the date of issue of the IMTN with the last profit payment to be made on the maturity dates.

(b) Certain borrowings of the Group are secured on fixed and floating charges on the following assets:

	Group	
	2008	2007
	RM'000	RM'000
Property, plant and equipment (Note 13)	**84,094**	112,738
Prepaid lease payments (Note 15)	**3,274**	7,889
	87,368	120,627

(c) Certain unsecured term loans and bank overdrafts are supported by corporate guarantees of RM446.9 million (2007: RM318.6 million) issued by the Company. The bank overdraft facilities are renewable annually.

(d) The interest rates per annum applicable to borrowings for the year were as follows:

	Group		Company	
	2008	2007	**2008**	2007
Bank overdrafts	**5.35% to 9.05%**	5.18% to 9.50%	**-**	-
Term loans	**3.10% to 7.74%**	5.18% to 7.72%	**3.10% to 5.99%**	5.66% to 5.99%
Trade financing	**4.20%**	5.00%	**-**	-
Export credit refinancing	**3.70% to 3.75%**	3.70% to 3.95%	**3.70%**	3.70%
Bankers' acceptance	**3.59% to 4.20%**	3.70% to 3.85%	**-**	-
Revolving credit	**4.01% to 6.65%**	3.54% to 5.62%	**4.01% to 4.18%**	-
Islamic medium term notes	**4.00% to 4.20%**	4.00%	**4.00% to 4.20%**	4.00%

Out of the total borrowings of RM1,779,835,000 (2007: RM1,060,812,000), an amount of RM1,181,836,000 (2007: RM394,840,000) consists of floating rate loans which interest rates reprice within a year.

(e) Analysis of repayments of borrowings:

Group	**Year of maturity**	**Carrying amount RM'000**	**Less than 1 year RM'000**	**1 – 2 years RM'000**	**2 – 3 years RM'000**	**3 – 4 years RM'000**	**4 – 5 years RM'000**	**More than 5 years RM'000**
2008								
Secured								
Bank overdrafts								
Denominated in CHF	**2009**	**1,379**	**1,379**	**-**	**-**	**-**	**-**	**-**
Denominated in Euro	**2009**	**5,718**	**5,718**	**-**	**-**	**-**	**-**	**-**
Term loans								
Denominated in Euro	**2010**	**14,968**	**-**	**14,968**	**-**	**-**	**-**	**-**
Denominated in Rmb	**2010 – 2011**	**6,568**	**-**	**3,755**	**2,813**	**-**	**-**	**-**
Revolving credit								
Denominated in CHF	**2009**	**6,297**	**6,297**	**-**	**-**	**-**	**-**	**-**
Denominated in Euro	**2009**	**34,931**	**34,931**	**-**	**-**	**-**	**-**	**-**
Unsecured								
Bank overdrafts								
Denominated in USD	**2009**	**9,403**	**9,403**	**-**	**-**	**-**	**-**	**-**
Denominated in GBP	**2009**	**6,178**	**6,178**	**-**	**-**	**-**	**-**	**-**
Denominated in HKD	**2009**	**4,065**	**4,065**	**-**	**-**	**-**	**-**	**-**
Term loans								
Denominated in USD	**2009 – 2013**	**371,799**	**131,969**	**197,909**	**23,010**	**17,120**	**1,791**	**-**
Denominated in GBP	**2009**	**31,383**	**31,383**	**-**	**-**	**-**	**-**	**-**
Denominated in Rmb	**2009**	**58,098**	**58,098**	**-**	**-**	**-**	**-**	**-**
Denominated in RM	**2010 – 2015**	**159,478**	**-**	**25,417**	**49,667**	**38,333**	**17,083**	**28,978**
Export credit refinancing								
Denominated in RM	**2009**	**87,917**	**87,917**	**-**	**-**	**-**	**-**	**-**
Bankers' acceptance								
Denominated in RM	**2009**	**138,368**	**138,368**	**-**	**-**	**-**	**-**	**-**
Revolving credit								
Denominated in USD	**2009**	**72,480**	**72,480**	**-**	**-**	**-**	**-**	**-**
Denominated in Rmb	**2009**	**17,682**	**17,682**	**-**	**-**	**-**	**-**	**-**
Denominated in RM	**2009**	**235,900**	**235,900**	**-**	**-**	**-**	**-**	**-**
Trade financing								
Denominated in USD	**2009**	**17,223**	**17,223**	**-**	**-**	**-**	**-**	**-**
Islamic medium term notes								
Denominated in RM	**2012**	**500,000**	**-**	**-**	**-**	**500,000**	**-**	**-**
		1,779,835	**858,991**	**242,049**	**75,490**	**555,453**	**18,874**	**28,978**

Group	Year of maturity	Carrying amount RM'000	Less than 1 year RM'000	1 – 2 years RM'000	2 – 3 years RM'000	3 – 4 years RM'000	4 – 5 years RM'000	More than 5 years RM'000
2007								
Secured								
Bank overdrafts								
Denominated in HKD	2008	1,465	1,465	-	-	-	-	-
Trade financing								
Denominated in Euro	2008	822	822	-	-	-	-	-
Term loans								
Denominated in CAD	2008	79	79	-	-	-	-	-
Denominated in GBP	2008 – 2009	976	781	195	-	-	-	-
Denominated in HKD	2008	2,209	2,209	-	-	-	-	-
Denominated in Rmb	2008	5,907	5,907	-	-	-	-	-
Revolving credit								
Denominated in CHF	2008	17,570	17,570	-	-	-	-	-
Denominated in Euro	2008	4,864	4,864	-	-	-	-	-
Unsecured								
Bank overdrafts								
Denominated in USD	2008	9,843	9,843	-	-	-	-	-
Denominated in GBP	2008	8,249	8,249	-	-	-	-	-
Denominated in HKD	2008	3,754	3,754	-	-	-	-	-
Term loans								
Denominated in USD	2008 – 2013	385,223	118,525	29,812	195,351	22,798	16,962	1,775
Denominated in GBP	2008	56,727	56,727	-	-	-	-	-
Denominated in AUD	2008	5,297	5,297	-	-	-	-	-
Denominated in HKD	2008	4,501	4,501	-	-	-	-	-
Denominated in Rmb	2008	43,168	43,168	-	-	-	-	-
Export credit refinancing								
Denominated in RM	2008	3,847	3,847	-	-	-	-	-
Bankers' acceptance								
Denominated in USD	2008	4,413	4,413	-	-	-	-	-
Denominated in RM	2008	176,508	176,508	-	-	-	-	-
Revolving credit								
Denominated in USD	2008	15,390	15,390	-	-	-	-	-
Denominated in RM	2008	10,000	10,000	-	-	-	-	-
Islamic medium term notes								
Denominated in RM	2012	300,000	-	-	-	-	300,000	-
		1,060,812	493,919	30,007	195,351	22,798	316,962	1,775

Company	Year of maturity	Carrying amount RM'000	Less than 1 year RM'000	1 – 2 years RM'000	2 – 3 years RM'000	3 – 4 years RM'000	4 – 5 years RM'000	More than 5 years RM'000
2008								
Unsecured								
Term loans								
Denominated in USD	**2010**	**172,660**	**-**	**172,660**	**-**	**-**	**-**	**-**
Revolving credit								
Denominated in RM	**2009**	**235,900**	**235,900**	**-**	**-**	**-**	**-**	**-**
Islamic medium term notes								
Denominated in RM	**2012**	**500,000**	**-**	**-**	**-**	**500,000**	**-**	**-**
		908,560	**235,900**	**172,660**	**-**	**500,000**	**-**	**-**
2007								
Unsecured								
Term loans								
Denominated in USD	2010	170,335	-	-	170,335	-	-	-
Islamic medium term notes								
Denominated in RM	2012	300,000	-	-	-	-	300,000	-
		470,335	-	-	170,335	-	300,000	-

33. TRADE PAYABLES

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Trade payables	**270,619**	254,283	**8,759**	9,289
Progress billings	**3,409**	-	**-**	-
	274,028	254,283	**8,759**	9,289
Significant trade payables denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**22,155**	12,780	**-**	-
United States Dollar	**29,782**	33,628	**-**	-
Chinese Renminbi	**17,520**	16,000	**-**	-
Indonesian Rupiah	**1,738**	16,771	**-**	-
Euro	**54,586**	2,533	**-**	-
Swiss Franc	**5,137**	48,311	**-**	-

The normal trade credit terms granted to the Group ranging from 7 to 90 (2007: 7 to 90) days.

34. OTHER PAYABLES

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Other payables	**229,914**	153,423	**33,404**	38,606
Accruals	**153,337**	156,071	**33,399**	22,219
	383,251	309,494	**66,803**	60,825
Significant other payables and accruals denominated in currencies other than the functional currency are as follows:				
Pound Sterling	**12,825**	22,798	**-**	-
United States Dollar	**25,741**	30,373	**-**	-
Chinese Renminbi	**41,881**	21,095	**-**	-
Indonesian Rupiah	**87,797**	16,819	**-**	-
Euro	**13,819**	12,896	**-**	-
Swiss Franc	**10,982**	17,362	**-**	-

35. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiaries. Significant inter-company transactions of the Company are as follows:

	Company	
	2008	2007
	RM'000	RM'000
Purchases from subsidiaries	**35,943**	28,545
Sales to subsidiaries	**276,633**	156,040
Interest received from subsidiaries	**7,943**	5,224
Management fees paid to subsidiaries	**3,900**	3,861
Rental paid to subsidiaries	**780**	780
License fees paid to subsidiaries	**12,325**	4,098

(b) Significant related party transactions
Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
(i) Transactions with associates				
Sale of goods	**4,240**	1,354	**575**	-
Purchase of goods	**5,264**	1,092	**5,197**	1,092
Service charges paid	**1,693**	1,608	**586**	569
Research and development services paid	**4,925**	4,603	**4,925**	4,603
(ii) Transactions with companies in which certain Directors are common directors and/or have direct or deemed interest				
Sale of goods				
Siam Taiko Marketing Co Ltd	**3,749**	3,280	**-**	-
Taiko Marketing Sdn Bhd	**2,646**	2,519	**-**	-
Taiko International Trade (Shanghai) Co Ltd	**104,748**	44,279	**-**	-
Taiko Marketing (Singapore) Pte Ltd	**12,234**	6,847	**-**	-
Sales commission paid				
Taiko International Trade (Shanghai) Co Ltd	**6,797**	6,733	**-**	-
Storage tanks rental				
Taiko Marketing Sdn Bhd	**1,898**	1,760	**-**	-
Purchase of goods				
Borneo Taiko Clay Sdn Bhd	**2,726**	248	**-**	-
Bukit Katho Estate Sdn Bhd	**8,418**	5,192	**8,418**	5,192
Kampar Rubber & Tin Co Sdn Bhd	**17,994**	11,266	**17,285**	11,084
Kekal & Deras Sdn Bhd	**2,521**	1,547	**2,521**	1,547
Malay Rubber Plantations (M) Sdn Bhd	**17,591**	11,116	**16,971**	10,971
Taiko Clay Marketing Sdn Bhd	**1,359**	820	**-**	-
Taiko Marketing Sdn Bhd	**19,706**	12,508	**5,097**	2,464
Yayasan Perak-Wan Yuen Sdn Bhd	**2,338**	1,556	**2,338**	1,556

36. CAPITAL COMMITMENTS

	Group		Company	
	2008	2007	**2008**	2007
	RM'000	RM'000	**RM'000**	RM'000
Capital expenditure				
Approved and contracted for	**144,271**	153,559	**6,174**	5,583
Approved but not contracted for	**101,519**	224,004	**351**	156
	245,790	377,563	**6,525**	5,739
Acquisitions of shares in subsidiaries				
Approved and contracted for	**44,578**	17,999	**-**	11,790

37. LEASE COMMITMENTS

	Group	
	2008	2007
	RM'000	RM'000
Lease as a lessee		
Total future minimum lease payments under non-cancellable operating leases are as follows:		
Less than 1 year	**87,532**	93,813
Between 1 and 5 years	**244,733**	257,034
More than 5 years	**115,330**	129,609
	447,595	480,456

The majority of the overseas subsidiaries' leases of land and buildings are subject to rent review periods ranging between one and five years.

Lease as a lessor

The Group leases out its investment properties under operating leases.

	Group 2008 RM'000	Group 2007 RM'000
Total future minimum lease payments under non-cancellable leases are as follows:		
Less than 1 year	**242**	163
Between 1 and 5 years	**122**	-
	364	163

38. CONTINGENT LIABILITIES – UNSECURED

(a) The Company has an unsecured contingent liability of RM446.9 million (2007: RM318.6 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiaries at 30 September 2008.

(b) The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

39. SUBSIDIARIES AND ASSOCIATES

(a) The names of subsidiaries and associates are detailed below:

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2008	Group's Percentage Interest 2007	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
Ladang Perbadanan-Fima Bhd	Malaysia	Malaysia	**100**	-	Plantation
The Kuala Pertang Syndicate Ltd †	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Ltd †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
Draw Fields Sdn Bhd	Malaysia	Malaysia	**100**	-	Investment holding
Golden Complex Sdn Bhd	Malaysia	Malaysia	**100**	-	Investment holding
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat
SABAH					
Axe Why Zed Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn Bhd †	Malaysia	Malaysia	**63**	63	Plantation
Gocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Sphere Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2008	2007	Principal Activities
SABAH					
Masawit Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Pinji Horticulture Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn Bhd	Malaysia	Malaysia	**-**	100	Liquidated
Sunshine Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Trading in palm kernel
KLK Premier Oils Sdn Bhd (formerly known as Leluasa Untung Sdn Bhd)	Malaysia	Malaysia	**100**	100	Refining of palm products and kernel crushing
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Milling of palm products
Sabah Holdings Corporation Sdn Bhd †	Malaysia	Malaysia	**70**	70	Investment holding
Susuki Sdn Bhd †	Malaysia	Malaysia	**100**	100	Investment holding
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Hutan Hijau Mas †	Indonesia	Indonesia	**92**	92	Plantation
P.T. Jabontara Eka Karsa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Karya Makmur Abadi †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Malindomas Perkebunan ††	Indonesia	Indonesia	**92**	-	Plantation
P.T. Menteng Jaya Sawit Perdana †	Indonesia	Indonesia	**80**	80	Plantation
P.T. Mulia Agro Permai †	Indonesia	Indonesia	**90**	90	Plantation
P.T. Parit Sembada †	Indonesia	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia	Indonesia	**95**	95	Bulking Installation
PEOPLE'S REPUBLIC OF CHINA					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
REPUBLIC OF MAURITIUS					
KLK (Mauritius) International Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
Verdant Plantations Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
BRITISH VIRGIN ISLANDS					
Double Jump Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Tri-Force Element Inc ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2008	2007	Principal Activities
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
Palm-Oleo (Klang) Sdn Bhd (formerly known as Uniqema (Malaysia) Sdn Bhd)	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of fatty alcohol
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**90**	90	Manufacturing of fatty acids, glycerine and soap noodles
Shanghai Jinshan Jinwei Chemical Co Ltd †	People's Republic of China	People's Republic of China	**100**	-	Manufacturing of fatty amines, cationic surfactants and auxiliary materials for cosmetic, detergent, tobacco industries
KL-Kepong Nutrients Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of palm oil fatty acids products
KLK Oleo Europe GmbH ††	Germany	Germany	**100**	100	Trading and distribution of oleochemicals
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Capital Glogalaxy Sdn Bhd	Malaysia	Malaysia	**100**	100	Inactive
NON-IONIC SURFACTANTS AND ESTERS					
Dr. W. Kolb Holding AG †	Switzerland	Switzerland	**100**	100	Investment holding
Dr. W. Kolb AG †	Switzerland	Switzerland	**100**	100	Manufacturing of non-ionic surfactants and esters
Kolb Distribution AG †	Switzerland	Switzerland	**100**	100	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Netherlands BV †	Netherlands	Netherlands	**100**	100	Manufacturing of non-ionic surfactants and esters
Kolb Distribution BV †	Netherlands	Netherlands	**100**	100	Distribution of non-ionic surfactants and esters
Kolb Italia Srl †	Italy	Italy	**100**	100	Distribution of non-ionic surfactants and esters
Kolb France SARL †	France	France	**100**	100	Distribution of non-ionic surfactants and esters
Dr. W. Kolb Deutschland GmbH †	Germany	Germany	**100**	100	Distribution of non-ionic surfactants and esters
Kolb Asia Pte Ltd †	Singapore	Singapore	**100**	100	Dormant
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Inactive
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2008	Group's Percentage Interest 2007	Principal Activities
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
B.K.B. Europa SARL ††	France	France	**100**	100	Marketing of wood based products
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Soap Company Ltd †	England	England	**100**	100	Dormant
NUTRACEUTICAL, COSMETOCEUTICAL & PHARMACEUTICAL PRODUCTS					
Davos Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Manufacturing of nutraceutical, cosmetoceutical and pharmaceutical products
Biogene Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Investment holding
Centros Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Manufacturing of pharmaceutical and bio-pharmaceutical intermediates
Davos Life Science Marketing Pte Ltd †	Singapore	Singapore	**51**	51	Sales and marketing
Helix Life Science Pte Ltd †	Singapore	Singapore	**51**	51	Research and experimental development on plant micronutrients
STORAGE & DISTRIBUTION					
Stolthaven (Westport) Sdn Bhd †	Malaysia	Malaysia	**51**	51	Storing and distribution of bulk liquid
RETAILING					
Crabtree & Evelyn Holdings Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Ltd †	England	England	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Trading Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Ltd †	England	England	**100**	100	Investment holding
Quillspur Ltd †	England	England	**100**	100	Investment holding
Windham Toiletries Ltd †	England	England	**-**	100	Dissolved
Crabtree & Evelyn London Ltd †	England	England	**100**	100	Dormant
Scarborough and Co Ltd †	England	England	**-**	100	Dissolved
Crabtree & Evelyn Austria GmbH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmbH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe BV †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn London SA †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd †	United States of America	United States of America	**100**	100	Manufacturing, retailing and distribution of toiletries
Windham Manufacturing Ltd †	United States of America	United States of America	**-**	100	Dissolved
C&E Canada, Inc †	Canada	Canada	**100**	100	Retailing and distribution of toiletries

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2008	Group's Percentage Interest 2007	Principal Activities
RETAILING					
Crabtree & Evelyn Australia Pty Ltd †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Ltd †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Ltd †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc †	Philippines	Philippines	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte Ltd †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Crabtree Global Resourcing Sdn Bhd	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn Bhd	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Renting out of storage and office space
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
LPF Properties Sdn Bhd	Malaysia	Malaysia	**100**	-	Dormant
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Ltd †	England	Malaysia	**100**	100	Investment holding
Kersten Holdings Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
OTHERS					
Crabtree & Evelyn Shop Ltd †	England	England	**100**	100	Manufacturing of jams
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance

Subsidiaries	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2008	2007	Principal Activities
OTHERS					
KLK Capital Resources (L) Ltd	Malaysia	Malaysia	**100**	-	Raise financing by issuance of bonds

† Companies not audited by KPMG

\# Companies audited by overseas firms of KPMG International

†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

The Company has undertaken to provide financial support to certain subsidiaries to enable them to continue to operate as going concerns.

Associates	Country Of Incorporation	Group's Percentage Interest 2008	2007	Principal Activities
Applied Agricultural Resources Sdn Bhd	Malaysia	**50.0**	50.0	Agronomic service and research
Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd)	Malaysia	**40.0**	100.0	Manufacturing of cocoa products
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Inactive
Esterol Sdn Bhd	Malaysia	**50.0**	50.0	Manufacturing of food esters
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	50.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**37.5**	37.5	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	30.0	Manufacturing and marketing of palm and other soft oils
Milljet Sdn Bhd	Malaysia	**40.0**	-	In creditors' liquidation
Pearl River Tyre (Holdings) Ltd	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
Phytopharma Co Ltd	Japan	**22.8**	-	Import, export and distribution of herbal medicine and raw materials thereof, raw materials of pharmaceutical products and cosmetic products
P.T. Sekarbumi Alamlestari	Indonesia	**48.0**	48.0	Plantation
Rainbow State Ltd	British Virgin Islands	**25.0**	-	Owning and operating of aircraft
Tawau Bulking Installation Sdn Bhd	Malaysia	**-**	49.0	Bulking installation

(b) Acquisition of subsidiaries

Subsidiaries acquired during the year ended 30 September 2008 were as follows:

Subsidiaries Acquired	Purchase Consideration RM'000	Group's Percentage Interest	Effective Acquisition Date
Golden Complex Sdn Bhd and its subsidiary, P.T. Malindomas Perkebunan	220	100.0	3 October 2007
Draw Fields Sdn Bhd	- ^	100.0	6 December 2007

^ Purchase consideration was RM2.

Subsidiaries Acquired	Purchase Consideration RM'000	Group's Percentage Interest	Effective Acquisition Date
Ladang Perbadanan-Fima Bhd and its subsidiary, LPF Properties Sdn Bhd	221,239	50.5	20 May 2008
Shanghai Jinshan Jinwei Chemical Co Ltd	12,578	100.0	31 May 2008

The purchase consideration amounted to RM234,037,000 was satisfied by cash. The acquisitions were accounted for using the acquisition method of accounting.

The above acquisitions had the following effects on the Group's assets and liabilities on acquisition dates:

	Pre-acquisition Carrying Amount RM'000	Fair Value Adjustments RM'000	Recognised Values on Acquisition RM'000
(i) Golden Complex Sdn Bhd and its subsidiary, P.T. Malindomas Perkebunan			
Property, plant and equipment	4,101	-	4,101
Prepaid lease payments	42,719	-	42,719
Biological assets	29,692	-	29,692
Goodwill on consolidation	11,636	-	11,636
Inventories	2,752	-	2,752
Trade and other receivables	4,987	-	4,987
Cash and cash equivalents	761	-	761
Trade and other payables	(81,166)	-	(81,166)
Deferred tax liabilities	(12,648)	-	(12,648)
Minority interests	(3,068)	-	(3,068)
Net identifiable assets and liabilities	(234)	-	(234)
Goodwill on acquisition			454
Total purchase price satisfied by cash			220
Less: Cash and cash equivalents of a subsidiary acquired			(761)
Cash inflow on acquisition of a subsidiary			(541)
(ii) Ladang Perbadanan-Fima Bhd and its subsidiary, LPF Properties Sdn Bhd			
Property, plant and equipment	40,411	182,472	222,883
Prepaid lease payments	11,036	53,752	64,788
Biological assets	98,439	42,899	141,338
Other investment	122	-	122
Inventories	3,367	-	3,367
Trade and other receivables	13,364	-	13,364
Cash and cash equivalents	53,898	-	53,898
Trade and other payables	(5,856)	-	(5,856)
Tax payable	(5,400)	-	(5,400)
Deferred tax liabilities	(7,771)	(29,786)	(37,557)
Provision for retirement benefits	(1,766)	-	(1,766)
Net identifiable assets and liabilities	199,844	249,337	449,181
Less: Minority interests			(222,434)
			226,747
Reserve on consolidation			(5,508)
Total purchase price satisfied by cash			221,239
Less: Cash and cash equivalents of subsidiary acquired			(53,898)
Cash outflow on acquisition of subsidiary			167,341

Acquisition of shares from minority interests
From May 2008 to August 2008, the Group acquired an additional 49.5% interest in Ladang Perbadanan-Fima Bhd for RM236,381,000 in cash, increasing its ownership from 50.5% to 100%. The carrying amount of Ladang Perbadanan-Fima Bhd's net assets in the consolidated financial statements on the date of the final acquisition was RM457,672,000. The Group recognised a decrease in minority interest of RM223,141,000 and an increase in goodwill of RM13,240,000 (Note 18).

	Pre-acquisition Carrying Amount RM'000	Fair Value Adjustments RM'000	Recognised Values on Acquisition RM'000
(iii) Shanghai Jinshan Jinwei Chemical Co Ltd			
Property, plant and equipment	19,843	-	19,843
Prepaid lease payments	2,772	-	2,772
Intangible assets	5	-	5
Other investments	234	-	234
Inventories	4,066	-	4,066
Trade and other receivables	632	-	632
Cash and cash equivalents	1,052	-	1,052
Trade and other payables	(16,047)	-	(16,047)
Tax payable	(156)	-	(156)
Net identifiable assets and liabilities	12,401	-	12,401
Goodwill on consolidation			177
Total purchase price satisfied by cash			12,578
Less: Cash and cash equivalents of a subsidiary acquired			(1,052)
Cash outflow on acquisition of a subsidiary			11,526

In the post acquisition period to 30 September 2008, these subsidiaries contributed a net profit for the year of RM24,560,000 to the consolidated profit for the year as follows:

	Profit/(Loss) for the year RM'000
Golden Complex Sdn Bhd and its subsidiary, P.T. Malindomas Perkebunan	(498)
Draw Fields Sdn Bhd	(4)
Ladang Perbadanan-Fima Bhd and its subsidiary, LPF Properties Sdn Bhd	25,005
Shanghai Jinshan Jinwei Chemical Co Ltd	57
Total	24,560

If the acquisitions had occurred on 1 October 2007, the Group's revenue and profit for the year would have been RM7,973,621,000 and RM1,109,182,000 respectively.

40. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate income/expenses, tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, prepaid lease payments and biological assets.

Inter-segment pricing is determined based on current market prices.

The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacturing of oleochemicals, soap noodles, industrial amides, fatty amines, cationic surfactants, rubber gloves, parquet flooring products, nutraceutical, cosmetoceutical, pharmaceutical products, non-ionic surfactants and esters, and storing and distribution of bulk liquid
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, fixed income trust funds, investment in quoted and unquoted corporations and freehold investment properties
Others	Cereal and sheep farming, management services, money lending and raise financing by issuance of bonds

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

2008	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
Revenue								
Sale to external customers	3,800,270	3,222,971	703,504	42,164	65,691	20,825	-	7,855,425
Inter-segment sales	473,491	29,359	148	-	21,091	48,222	(572,311)	-
Total revenue	4,273,761	3,252,330	703,652	42,164	86,782	69,047	(572,311)	7,855,425
Results								
Segment results	1,328,623	117,044	(4,259)	11,741	65,691	(3,065)	-	1,515,775
Unallocated corporate expenses								(48,326)
Operating profit								1,467,449
Finance costs	(24,312)	(34,503)	(5,065)	-	-	(320)	-	(64,200)
Share of results of associates	28,940	12,066	-	1,226	-	-	-	42,232
Profit before taxation								1,445,481
Tax expense								(355,976)
Profit for the year								1,089,505
Assets								
Segment assets	3,570,925	2,607,446	403,767	333,187	1,258,661	63,413	-	8,237,399
Associates	93,372	127,162	-	35,147	-	2,814	-	258,495
Unallocated assets								14,350
Total assets								8,510,244
Liabilities								
Segment liabilities	1,093,736	1,157,511	199,638	11,004	21	2,340	-	2,464,250
Unallocated liabilities								305,987
Total liabilities								2,770,237
Other information								
Capital expenditure	228,630	172,958	15,457	83	128	353	-	417,609
Depreciation of property, plant and equipment	72,707	87,550	20,413	318	-	873	-	181,861
Amortisation of prepaid lease payments	5,165	736	-	-	-	2	-	5,903
Amortisation of biological assets	12,481	-	-	-	-	-	-	12,481
Non-cash expenses								
Property, plant and equipment written off	3,730	4	-	-	-	-	-	3,734
Retirement benefits provision/(written back)	6,312	(7,669)	-	48	-	-	-	(1,309)
Amortisation of intangible assets	-	3,008	1,263	-	-	-	-	4,271
Impairment of property, plant and equipment	-	38,402	2,362	-	-	-	-	40,764
Impairment of intangible assets	-	3,169	-	-	-	-	-	3,169
Impairment of goodwill	-	32,876	-	-	-	-	-	32,876
Impairment in value of investment (included under unallocated corporate expenses)	-	-	-	-	-	-	-	100,800
Impairment in value of investment in an associate (included under unallocated corporate expenses)	-	-	-	-	-	-	-	13,390

	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2007								
Revenue								
Sale to external customers	2,164,867	2,014,487	775,118	63,868	43,185	6,102	-	5,067,627
Inter-segment sales	154,787	41,569	3,939	-	10,343	24,236	(234,874)	-
Total revenue	2,319,654	2,056,056	779,057	63,868	53,528	30,338	(234,874)	5,067,627
Results								
Segment results	677,611	61,624	14,354	12,056	43,185	(912)	-	807,918
Unallocated corporate income								82,780
Operating profit								890,698
Finance costs	(6,346)	(22,097)	(5,873)	-	-	(1,823)	-	(36,139)
Share of results of associates	21,729	8,418	-	1,752	-	-	-	31,899
Profit before taxation								886,458
Tax expense								(172,009)
Profit for the year								714,449
Assets								
Segment assets	2,624,349	2,480,109	481,340	326,279	856,399	35,695	-	6,804,171
Associates	69,411	69,124	-	33,920	-	-	-	172,455
Unallocated assets								26,666
Total assets								7,003,292
Liabilities								
Segment liabilities	532,632	891,859	217,011	8,884	195	6,959	-	1,657,540
Unallocated liabilities								250,540
Total liabilities								1,908,080
Other information								
Capital expenditure	210,444	210,495	20,020	105	-	715	-	441,779
Depreciation of property, plant and equipment	59,617	62,117	22,062	185	14	863	-	144,858
Amortisation of prepaid lease payments	3,591	476	-	-	27	2	-	4,096
Amortisation of biological assets	12,989	-	-	-	-	-	-	12,989
Non-cash expenses								
Property, plant and equipment written off	24	68	-	-	-	-	-	92
Retirement benefits provision/(written back)	6,374	(12,261)	-	-	-	337	-	(5,550)
Amortisation of intangible assets	-	1,491	1,398	-	-	-	-	2,889
Impairment of property, plant and equipment	5,148	-	2,844	-	-	-	-	7,992
Impairment of prepaid lease payments	872	-	-	-	-	-	-	872
Write back of impairment in value of an associate (included under unallocated corporate income)	-	-	-	-	-	-	-	(15,500)

(b) Revenue from external customers by geographical location of customers

	2008 RM'000	2007 RM'000
Malaysia	**1,583,471**	1,037,395
Far East	**1,663,129**	1,220,023
Middle East	**108,042**	40,040
South East Asia	**1,680,610**	762,536
Southern Asia	**245,557**	109,449
Europe	**1,525,500**	936,057
North America	**721,614**	588,841
South America	**49,452**	19,175
Australia	**136,891**	158,664
Africa	**55,668**	38,841
Others	**85,491**	156,606
	7,855,425	5,067,627

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment Assets		**Additions to Capital Expenditure**	
	2008 RM'000	2007 RM'000	**2008 RM'000**	2007 RM'000
Malaysia	**5,476,258**	4,412,177	**155,885**	254,445
Indonesia	**1,246,155**	850,753	**187,480**	127,393
Australia	**70,751**	81,281	**1,446**	2,454
People's Republic of China	**520,242**	404,264	**6,246**	9,654
Europe	**773,369**	715,667	**56,743**	19,751
America	**192,457**	204,639	**8,841**	9,341
Others	**231,012**	334,511	**968**	18,741
	8,510,244	7,003,292	**417,609**	441,779

41. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit, price fluctuation and market risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to deposits with licensed banks, fixed income trust funds and cash and cash equivalents and bank borrowings. Short term borrowings are utilised for working capital purposes while long term borrowings are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk

The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

(iv) Credit risk
Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(vi) Market risk
The Group's principal exposure to market risk arises mainly from changes in equity prices. The Group does not use derivative financial instruments to manage equity risk. The risk of loss in value is minimised via thorough analysis before making the investments and continuous monitoring of the performance and risk of the investments made. The Group manages disposal of its investments to optimise returns on realisation. Gains or losses on disposal are recognised in the income statement. Equity investments classified as non-current assets are held for long-term. Changes in market values of long-term investments, except where an impairment occurs or a permanent loss in value can be foreseen, do not affect the carrying amounts of the investments.

(b) Fair values
(i) Recognised financial instruments
In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short-term borrowings, the carrying amounts approximate fair values due to the relatively short-term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

		2008		2007	
	Note	**Carrying Amounts RM'000**	**Fair Values RM'000**	Carrying Amounts RM'000	Fair Values RM'000
Group					
Financial assets					
Other investments					
Quoted corporations	22	**287,773**	**292,021**	438,001	634,490
Unquoted corporations	22	**997**	*	704	*
Financial liabilities					
Term loans (non-current)					
Secured	32	**21,536**	**	195	**
Unsecured	32	**399,308**	**	266,698	**
Islamic medium term notes					
Unsecured	32	**500,000**	**	300,000	**
Company					
Financial assets					
Other investments					
Quoted corporation	22	**78,437**	**201,838**	78,437	403,990
Unquoted corporations	22	**652**	*	652	*
Financial liabilities					
Term loan (non-current)					
Unsecured	32	**172,660**	**	170,335	**
Islamic medium term notes					
Unsecured	32	**500,000**	**	300,000	**

The fair value of quoted shares is their quoted bid price at the balance sheet date.

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments
The valuation of financial instruments not recognised in the balance sheets reflects their current market rates at the balance sheet date.

(a) The contracted amount and fair value of financial instruments not recognised in the balance sheets are:

	2008		2007	
	Contracted Amounts RM'000	**Fair Values RM'000**	Contracted Amounts RM'000	Fair Values RM'000
Group				
Commodity future contracts	**33,037**	**2,867**	91,206	3,542
Forward foreign exchange contracts	**991,660**	**(47,567)**	546,893	(2,218)
Company				
Forward foreign exchange contracts	**40,425**	**(1,951)**	9,747	(105)

(b) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH"), a subsidiary of the Company and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM"), an associate, shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement:-

- KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH including the working capital of BCM of approximately RM133.5 million; and

- BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the call option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and fifth anniversary starting from 30 April 2008.

42. EVENT SUBSEQUENT TO BALANCE SHEET DATE

KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH"), a wholly-owned subsidiary, has on 21 October 2008 entered into an Agreement for the Sale and Purchase of Shares with a Mauritian company known as Forever Green Venture Ltd ("FGVL") whereby KLKPH will acquire from FGVL 17% of the issued and paid-up share capital of P.T. Sekarbumi Alamlestari ("PT SA") consisting of 9,860 shares of Rupiah one million each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD12.9 million.

The Group has an existing 48% interest in the issued and paid-up share capital of PT SA. Upon completion of the proposed acquisition, PT SA will become a subsidiary of the Group.

The proposed acquisition is subject to the approvals from the relevant authorities.

43. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 12 December 2008.

Directors' Statement

In the opinion of the Directors, the financial statements set out on pages 54 to 110 are drawn up in accordance with the Financial Reporting Standards and the Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Company as at 30 September 2008 and of their financial performance and cash flows for the year then ended.

On Behalf of the Board

R. M. ALIAS
(Chairman)

DATO' SERI LEE OI HIAN
(Chief Executive Officer)

12 December 2008

Statutory Declaration

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 54 to 110 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
12th day of December 2008.) **FAN CHEE KUM**

Before me:

M. SIVAPALAN
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

Report of the Auditors

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF KUALA LUMPUR KEPONG BERHAD

Report on the Financial Statements
We have audited the financial statements of Kuala Lumpur Kepong Berhad, which comprise the balance sheets as at 30 September 2008 of the Group and of the Company, and the income statements, statements of changes in equity and cash flow statements of the Group and of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 54 to 110.

Directors' Responsibility for the Financial Statements
The Directors of the Company are responsible for the preparation and fair presentation of these financial statements in accordance with Financial Reporting Standards and the Companies Act, 1965 in Malaysia. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements have been properly drawn up in accordance with Financial Reporting Standards and the Companies Act, 1965 in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company as of 30 September 2008 and of their financial performance and cash flows for the year then ended.

Report on Other Legal and Regulatory Requirements
In accordance with the requirements of the Companies Act, 1965 in Malaysia, we also report the following:

(a) In our opinion, the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

(b) We have considered the accounts and the auditors' reports of all the subsidiaries of which we have not acted as auditors, which are indicated in Note 39 on the financial statements. We have also considered the unaudited financial statements of subsidiaries identified in Note 39 on the financial statements.

(c) We are satisfied that the accounts of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the financial statements of the Group and we have received satisfactory information and explanations required by us for those purposes.

(d) The audit reports on the accounts of the subsidiaries did not contain any qualification or any adverse comment made under Section 174(3) of the Act.

Other Matters
This report is made solely to the members of the Company, as a body, in accordance with Section 174 of the Companies Act, 1965 in Malaysia and for no other purpose. We do not assume responsibility to any other person for the content of this report.

KPMG
Firm Number: AF-0758
Chartered Accountants

NG SWEE WENG
Partner
Approval Number: 1414/03/10 (J/PH)
Chartered Accountant

Ipoh
12 December 2008

statistics, properties held & shareholdings


LELUASA UNTUNG SDN BHD

Area Statement

	Age in Years	2008 Hectares	2008 % Under Crop	2008 % of Total Planted Area	2007 Hectares	2007 % Under Crop	2007 % of Total Planted Area
OIL PALM	4 to 9	**47,379**	**29**		46,824	35	
	10 to 18	**55,642**	**34**		45,515	34	
	19 and above	**15,336**	**10**		14,843	11	
	Mature	**118,357**	**73**	**65**	107,182	80	69
	Immature	**43,215**	**27**	**24**	27,799	20	18
	Total	**161,572**	**100**	**89**	134,981	100	87
RUBBER	6 to 10	**2,382**	**12**		2,578	13	
	11 to 15	**2,204**	**12**		2,276	12	
	16 to 20	**9,320**	**48**		9,310	47	
	21 and above	**2,058**	**11**		1,733	9	
	Mature	**15,964**	**83**	**9**	15,897	81	10
	Immature	**3,381**	**17**	**2**	3,687	19	3
	Total	**19,345**	**100**	**11**	19,584	100	13
TOTAL PLANTED		**180,917**		**100**	154,565		100
Plantable Reserves		**27,192**			38,391		
Building Sites, etc.		**10,896**			10,366		
GRAND TOTAL		**219,005**			203,322		

Oil Palm Planted Area
FFB Production



2,804
118,357
43,215
2008
2,360
107,182
27,799
2007
2,422
100,998
22,454
2006
2,251
98,684
22,346
2005
2,020
94,570
26,693
2004

☐ FFB Production ('000 tonnes)

■ Planted Area – mature (hectares)

☐ Planted Area – immature (hectares)

Rubber Planted Area
Rubber Production



21,958
15,964
3,381
2008
22,942
15,897
3,687
2007
24,257
16,259
3,518
2006
24,870
16,547
3,739
2005
25,828
16,146
4,355
2004

☐ Rubber Production ('000 kgs)

■ Planted Area – mature (hectares)

☐ Planted Area – immature (hectares)

Financial Highlights

Earnings Per Share
(sen)


97.7
65.2
41.0
39.6
38.4
2008
2007
2006
2005
2004

Shareholders' Funds
(RM'000)


5,537,094
4,919,053
4,494,889
4,247,839
4,045,838
2008
2007
2006
2005
2004

Net Tangible Assets
Per Share (RM)


4.92
4.33
4.10
3.92
3.72
2008
2007
2006
2005
2004

Five-Year Plantation Statistics

		2008	2007	2006	2005	2004
OIL PALM						
FFB Production						
– own estates	(tonnes)	**2,803,792**	2,360,061	2,422,487	2,250,808	2,019,506
– sold	(tonnes)	**126,285**	68,748	62,104	32,021	30,513
– purchased	(tonnes)	**861,076**	851,981	1,016,033	1,002,701	849,449
– total processed	(tonnes)	**3,538,583**	3,143,294	3,376,416	3,221,488	2,838,442
Yield per mature hectare	(tonnes FFB)	**24.66**	22.25	24.15	22.89	21.57
Profit per mature hectare (before replanting expenditure)	(RM)	**10,684**	5,790	3,599	3,744	4,448
Average selling prices:						
Refined palm products	(RM/tonne ex-refinery)	**3,296**	2,147	1,478	1,448	1,701
Crude palm oil	(RM/tonne ex-mill)	**2,913**	1,929	1,401	1,391	1,636
Palm kernel oil	(RM/tonne ex-mill)	**3,597**	2,175	1,899	2,179	2,065
Palm kernel cake	(RM/tonne ex-mill)	**445**	259	160	132	177
Palm kernels	(RM/tonne ex-mill)	**1,714**	1,131	872	986	973
FFB	(RM/tonne)	**670**	465	285	282	337
RUBBER						
Production						
– own estates	('000 kgs)	**21,958**	22,942	24,257	24,870	25,828
– sold	('000 kgs)	**–**	–	–	–	6
– purchased	('000 kgs)	**4,699**	5,285	7,050	6,356	4,883
– total processed	('000 kgs)	**26,657**	28,227	31,307	31,226	30,705
Yield per mature hectare	(kgs)	**1,394**	1,450	1,499	1,563	1,611
Profit per mature hectare (before replanting expenditure)	(RM)	**7,059**	6,070	6,696	3,961	3,975
Average selling price (net of cess)	(sen/kg)	**893**	786	761	539	519
PLANTED AREA (weighted average hectares):						
OIL PALM						
Mature		**113,708**	106,076	100,308	98,348	93,606
Immature		**40,989**	29,010	23,079	22,910	25,727
RUBBER						
Mature		**15,753**	15,819	16,179	15,916	16,034
Immature		**3,798**	3,799	3,748	4,298	4,616
TOTAL PLANTED AREA		**174,248**	154,704	143,314	141,472	139,983

Five-Year Financial Statistics

	2008 RM'000	2007 RM'000	2006 RM'000	2005 RM'000	2004 RM'000
REVENUE					
Palm products	**3,564,120**	1,956,142	1,580,038	1,446,789	1,489,965
Rubber	**236,150**	208,725	224,385	159,759	153,583
Manufacturing	**3,222,971**	2,014,487	1,231,692	1,358,868	1,444,651
Retailing	**703,504**	775,118	764,891	736,773	715,675
Property development	**42,164**	63,868	63,664	44,258	44,506
Investment income	**65,691**	43,185	42,974	34,665	25,314
Other income	**20,825**	6,102	9,005	8,785	9,789
	7,855,425	5,067,627	3,916,649	3,789,897	3,883,483
GROUP PROFIT					
Palm products	**1,223,256**	582,862	357,546	357,207	383,610
Rubber	**105,367**	94,749	101,354	60,201	57,531
Manufacturing	**117,044**	61,624	14,282	76,915	76,856
Retailing	**(4,259)**	14,354	(12,047)	(13,923)	11,893
Property development	**11,741**	12,056	23,220	10,149	10,396
Others	**(3,065)**	(912)	(141)	7,004	441
Share of results of associates	**42,232**	31,899	18,060	17,513	25,517
Investment income	**65,691**	43,185	42,974	34,665	25,314
Finance costs	**(64,200)**	(36,139)	(14,215)	(6,744)	(5,686)
Corporate	**(48,326)**	82,780	57,521	33,085	(27,446)
Profit before taxation	**1,445,481**	886,458	588,554	576,072	558,426
Tax expense	**(355,976)**	(172,009)	(148,568)	(149,570)	(130,126)
Profit for the year	**1,089,505**	714,449	439,986	426,502	428,300
Attributable to:					
Equity holders of the Company	**1,040,653**	694,154	436,230	421,315	408,478
Minority interests	**48,852**	20,295	3,756	5,187	19,822
	1,089,505	714,449	439,986	426,502	428,300
ASSETS					
Property, plant and equipment	**2,372,018**	2,093,208	1,582,213	1,207,822	1,058,624
Investment properties	**5,137**	5,188	5,241	15,514	15,790
Prepaid lease payments	**347,725**	242,809	214,639	186,280	189,518
Biological assets	**1,426,545**	1,189,512	1,136,557	1,081,833	1,092,994
Land held for property development	**195,378**	194,735	194,305	194,839	194,389
Goodwill on consolidation	**255,940**	264,698	101,061	60,369	60,369
Intangible assets	**37,656**	44,789	23,315	17,661	19,060
Investment in associates	**258,495**	172,455	141,341	135,803	493,443
Other investments	**288,770**	438,705	449,178	462,614	90,305
Deferred tax assets	**6,888**	11,634	7,232	8,664	5,176
Current assets	**3,315,692**	2,345,559	1,837,678	1,835,414	1,676,693
Total assets	**8,510,244**	7,003,292	5,692,760	5,206,813	4,896,361

	2008 RM'000	2007 RM'000	2006 RM'000	2005 RM'000	2004 RM'000
EQUITY					
Share capital	**1,067,505**	1,067,505	712,516	712,516	712,516
Reserves	**4,483,036**	3,864,995	3,795,820	3,548,770	3,346,769
Cost of treasury shares	**(13,447)**	(13,447)	(13,447)	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	**5,537,094**	4,919,053	4,494,889	4,247,839	4,045,838
Minority interests	**202,913**	176,159	168,795	145,965	137,894
Total equity	**5,740,007**	5,095,212	4,663,684	4,393,804	4,183,732
LIABILITIES					
Deferred tax liabilities	**220,278**	195,218	186,911	159,442	134,486
Provision for retirement benefits	**27,136**	32,951	40,809	41,878	40,456
Borrowings	**920,844**	566,893	98,578	69,648	24,849
Obligations under finance leases	**–**	–	28	60	212
Current liabilities	**1,601,979**	1,113,018	702,750	541,981	512,626
Total liabilities	**2,770,237**	1,908,080	1,029,076	813,009	712,629
Total equity and liabilities	**8,510,244**	7,003,292	5,692,760	5,206,813	4,896,361
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	**97.72**	65.18	40.96	39.56	38.36
Share price at 30 September – RM	**9.60**	13.20	7.25	5.15	4.45
Gross dividend rate – sen	**70.0**	50.0	33.3	26.7	20.0
Dividend yield at 30 September	**7.3%**	3.8%	4.6%	5.2%	4.5%
P/E ratio at 30 September	**9.8**	20.3	17.7	13.0	11.6

Location of the Group's Plantation Operations

At 30 September 2008

Malaysia

KEDAH	Hectares
1 Pelam	2,526
2 Batu Lintang ◆	2,017
3 Ghim Khoon	773
PERAK	
4 Lekir	4,140
5 Changkat Chermin ◆	2,540
6 Raja Hitam	1,490
7 Subur	1,290
8 Glenealy	1,063
9 Serapoh	936
10 Kuala Kangsar	847
11 Allagar	805
SELANGOR	
12 Tuan Mee ◆	1,556
13 Changkat Asa ◆●	1,544
14 Kerling	619
15 Sungai Gapi	603
NEGERI SEMBILAN	
16 Ayer Hitam	2,640
17 Batang Jelai	2,162
18 Jeram Padang ◆●	2,114
19 Kombok	1,916
20 Ulu Pedas	923
21 Gunong Pertanian	686
JOHOR	
22 Sungai Tamok	3,238
23 Voules ●	2,977
24 Fraser	2,968
25 Landak	2,833
26 Kekayaan ◆	2,818
27 Paloh ◆	2,029
28 New Pogoh	1,560
29 Sungei Penggeli	951
30 Sungai Bekok	636
31 Ban Heng	631
32 See Sun	589
33 KLK Edible Oils ★	5
PAHANG	
34 Sungei Kawang	1,890
35 Renjok	1,579
36 Tuan	1,353
37 Selborne ●	1,282
38 Kemasul	459
KELANTAN	
39 Pasir Gajah ◆	2,655
40 Kuala Gris ●	2,429
41 Kerilla ●	2,191
42 Sungai Sokor	1,603
TOTAL	69,866


KEDAH
KELANTAN
PERAK
Ipoh
SELANGOR
Kuala Lumpur
PAHANG
NEGERI SEMBILAN
JOHOR
Pekanbaru
SUMATRA
BELITUNG
Tanjung Pandan
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
46
47
48
49

Location of the Group's Plantation Operations


PHILIPPINES
THAILAND
IPOH
(Head Office)
BRUNEI
Lahad Datu
Tawau
KUALA LUMPUR
Tanjung
Redeb
Pekanbaru
Sampit
Tanjung
Pandan
INDONESIA
Jakarta

LEGEND

- ◆ With Palm Oil Mill
- ● With Rubber Factory
- ▲ With Kernel Crushing Plant
- ★ With Refinery

GEOGRAPHICAL DISTRIBUTION

Peninsular Malaysia	Sabah	Indonesia	TOTAL
69,866 ha 32%	40,341 ha 19%	106,341 ha 49%	216,548 ha 100%


SABAH
Sandakan
44A
45
44B
Lahad Datu
43
Tawau
Tanjung
Redeb
51
52
50
53
54
55
Sampit
KALIMANTAN

Malaysia

SABAH		Hectares
43	KDC Complex	
	Jatika	3,508
	Sigalong	2,861
	Pangeran ◆	2,855
	Sri Kunak	2,773
	Pang Burong	2,535
	Pinang	2,420
	Tundong ◆	2,150
	Ringlet	1,834
44	GSSB Complex	
44A	Bornion ◆	3,233
	Segar Usaha	2,792
44B	Tungku	3,418
	Bukit Tabin	2,916
	Rimmer ◆	2,730
	Sungai Silabukan	2,654
	Lungmanis ◆	1,656
45	Leluasa Untung ▲★	6
TOTAL		40,341

Indonesia

BELITUNG		Hectares
46	SWP ◇	14,065
47	Parit Sembada ◆	3,990
SUMATRA		
48	Mandau ◆●▲	14,799
49	Nilo ◆	14,560
KALIMANTAN TIMUR		
50	Jabontara Eka Karsa	14,086
51	Malindomas Perkebunan	7,971
52	Hutan Hijau Mas	7,288
KALIMANTAN TENGAH		
53	Karya Makmur Abadi	13,127
54	Mulia Agro Permai	9,056
55	Menteng Jaya Sawit Perdana	7,399
TOTAL		106,341

Properties Held by the Group

At 30 September 2008

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
PLANTATIONS							
PENINSULAR MALAYSIA							
Ladang Lekir Manjung, Perak	Freehold	-	4,140	Oil palm estate	-	215,496	2008
Ladang Sungai Tamok Paloh, Johor	Leasehold	2078	3,238	Oil palm estate	-	34,787	1979*
Ladang Voules Segamat, Johor	Freehold	-	2,977	Rubber and oil palm estate and rubber factory	35	25,379	1979*
Ladang Fraser Kulai, Johor	Freehold	-	2,968	Oil palm estate	-	33,440	1979*
Ladang Landak Paloh, Johor	Leasehold	2068	2,833	Oil palm estate	-	26,542	1979*
Ladang Kekayaan Paloh, Johor	Leasehold	2068	2,818	Oil palm estate and palm oil mill	2	45,492	1979*
Ladang Pasir Gajah Kuala Krai, Kelantan	Freehold Leasehold	- 2326 and 2907	1,257 1,398	Rubber and oil palm estate and palm oil mill	27	20,047	1981* 1980*
Ladang Ayer Hitam Bahau, Negeri Sembilan	Freehold	-	2,640	Oil palm estate	-	38,626	1985
Ladang Changkat Chermin Manjung, Perak	Leasehold	2080	2,540	Oil palm estate and palm oil mill	25	130,369	2008
Ladang Pelam Kulim, Kedah	Freehold	-	2,526	Rubber and oil palm estate	-	39,423	1992
Ladang Kuala Gris Kuala Krai, Kelantan	Freehold	-	2,429	Rubber estate and rubber factory	8	30,201	1992
Ladang Kerilla Tanah Merah, Kelantan	Freehold	-	2,191	Rubber and oil palm estate and rubber factory	33	27,148	1992
Ladang Batang Jelai Rompin, Negeri Sembilan	Freehold	-	2,162	Rubber and oil palm estate	-	32,879	1985
Ladang Jeram Padang Bahau, Negeri Sembilan	Freehold	-	2,114	Rubber and oil palm estate, palm oil mill and rubber factory	19 19	31,279	1985
Ladang Paloh Paloh, Johor	Freehold	-	2,029	Oil palm estate and palm oil mill	36	28,286	1979*
Ladang Batu Lintang Serdang, Kedah	Freehold	-	2,017	Rubber and oil palm estate and palm oil mill	22	32,846	1986
Ladang Kombok Rantau, Negeri Sembilan	Freehold	-	1,916	Rubber and oil palm estate	-	32,427	1985
Ladang Sungei Kawang Lanchang, Pahang	Freehold	-	1,890	Rubber and oil palm estate	-	14,943	1979*
Ladang Sungai Sokor Tanah Merah, Kelantan	Freehold	-	1,603	Rubber and oil palm estate	-	16,888	1992

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Ladang Renjok Bentong, Pahang	Freehold	-	1,579	Rubber and oil palm estate	-	15,964	1979*
Ladang New Pogoh Segamat, Johor	Freehold	-	1,560	Rubber and oil palm estate	-	14,646	1979*
Ladang Tuan Mee Sungai Buloh, Selangor	Freehold	-	1,556	Oil palm estate and palm oil mill	35	16,082	1979*
Ladang Changkat Asa Tanjong Malim, Perak	Freehold	-	1,544	Rubber and oil palm estate, palm oil mill and rubber factory	28 33	16,941	1979*
Ladang Raja Hitam Manjung, Perak	Freehold	-	1,490	Oil palm estate	-	77,463	2008
Ladang Tuan Bentong, Pahang	Freehold Leasehold	- Between 2030 and 2057	910 443	Rubber and oil palm estate	-	10,234	1979*
Ladang Subur Batu Kurau, Perak	Freehold	-	1,290	Rubber and oil palm estate	-	14,589	1986
Ladang Selborne Padang Tengku, Kuala Lipis Pahang	Freehold	-	1,282	Rubber estate and rubber factory	39	16,546	1992
Ladang Glenealy Parit, Perak	Freehold	-	1,063	Rubber and oil palm estate	-	14,840	1992
Ladang Sungei Penggeli Bandar Tenggara, Johor	Leasehold	2087	951	Oil palm estate	-	8,855	1988
Ladang Serapoh Parit, Perak	Freehold	-	936	Rubber and oil palm estate	-	9,321	1979* 1992
Ladang Ulu Pedas Pedas, Negeri Sembilan	Freehold	-	923	Rubber and oil palm estate	-	17,527	1985
Ladang Kuala Kangsar Padang Rengas, Perak	Freehold Leasehold	- 2896	510 337	Rubber and oil palm estate	-	5,969	1979*
Ladang Allagar Trong, Perak	Freehold Leasehold	- 2908	549 256	Oil palm estate	-	12,685	1986
Ladang Ghim Khoon Serdang, Kedah	Freehold	-	773	Oil palm estate	-	18,956	1986
Ladang Gunong Pertanian Simpang Durian Negeri Sembilan	Leasehold	2077	686	Oil palm estate	-	9,993	1985
Ladang Sungai Bekok Bekok, Johor	Freehold	-	636	Oil palm estate	-	7,912	1979*
Ladang Ban Heng Pagoh, Muar, Johor	Freehold	-	631	Oil palm estate	-	8,148	1979*
Ladang Kerling Kerling, Selangor	Freehold	-	619	Rubber and oil palm estate	-	47,476	2002
Ladang Sungai Gapi Serendah, Selangor	Freehold	-	603	Oil palm estate	-	5,889	1979* 1985

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Ladang See Sun Renggam, Johor	Freehold	-	589	Oil palm estate	-	9,775	1984
Ladang Kemasul Mengkarak, Pahang	Freehold	-	459	Rubber estate	-	980	1983
KL-Kepong Edible Oils Pasir Gudang, Johor	Leasehold	2045	5	Refinery	25	1,084	1985
			69,866				
SABAH							
Ladang Jatika Tawau	Leasehold	Between 2068 and 2083	3,508	Oil palm estate	-	48,195	1991
Ladang Tungku Lahad Datu	Leasehold	2085	3,418	Oil palm estate	-	26,851	1991*
Ladang Bornion Kinabatangan	Leasehold	2078	3,233	Oil palm estate and palm oil mill	10	37,841	1992
Ladang Bukit Tabin Lahad Datu	Leasehold	2079	2,916	Oil palm estate	-	32,512	1993
Ladang Sigalong Tawau	Leasehold	Between 2063 and 2079	2,861	Oil palm estate	-	31,977	1983
Ladang Pangeran Tawau	Leasehold	Between 2063 and 2080	2,855	Oil palm estate and palm oil mill	7	36,905	1983
Ladang Segar Usaha Kinabatangan	Leasehold	2077	2,792	Oil palm estate	-	32,256	1990*
Ladang Sri Kunak Tawau	Leasehold	Between 2063 and 2076	2,773	Oil palm estate	-	37,838	1983
Ladang Rimmer Lahad Datu	Leasehold	2085	2,730	Oil palm estate and palm oil mill	12	25,154	1991*
Ladang Sungai Silabukan Lahad Datu	Leasehold	2079	2,654	Oil palm estate	-	29,444	1993
Ladang Pang Burong Tawau	Leasehold	Between 2063 and 2080	2,535	Oil palm estate	-	36,963	1983
Ladang Pinang Tawau	Leasehold	Between 2067 and 2085	2,420	Oil palm estate	-	31,049	1983
Ladang Tundong Tawau	Leasehold	Between 2063 and 2073	2,150	Oil palm estate and palm oil mills	21 to 25	28,275	1983
Ladang Ringlet Tawau	Leasehold	Between 2067 and 2080	1,834	Oil palm estate	-	16,015	1989
Ladang Lungmanis Lahad Datu	Leasehold	2085	1,656	Oil palm estate and palm oil mill	8	16,287	1991*
Leluasa Untung Lahad Datu, Sabah	Leasehold	2066	4	Kernel crushing plant and refinery	1 to 5	21,756	1998
	Leasehold	2912	2	Vacant land	-	2,370	2007
			40,341				

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area Hectares	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
INDONESIA							
Kebun Mandau Riau, Sumatra	Leasehold	Between 2020 and 2075	14,799	Rubber and oil palm estate, palm oil mill, rubber factory and kernel crushing plant	 5 9 1	112,109	1996
Kebun Nilo Riau, Sumatra	Leasehold Leasehold	2083 Yet to be determined	12,860 1,700	Oil palm estate and palm oil mill	 6	130,591 14,615	1996 2005
Kebun Jabontara Eka Karsa Berau, Kalimantan Timur	Leasehold	2033	14,086	Oil palm estate	-	36,043	2006
Kebun SWP Belitung	Leasehold	2020	14,065	Oil palm estate and palm oil mill	 9	49,616	1994
Kebun Karya Makmur Abadi Mentaya Hulu Kalimantan Tengah	Leasehold	Yet to be determined	13,127	Oil palm estate	-	17,171	2007
Kebun Mulia Agro Permai Baamang, Kalimantan Tengah	Leasehold	2040	9,056	Oil palm estate	-	34,287	2006
Kebun Malindomas Perkebunan Berau, Kalimantan Timur	Leasehold	2043	7,971	Oil palm estate	-	96,718	2007
Kebun Hutan Hijau Mas Berau, Kalimantan Timur	Leasehold	2043	7,288	Oil palm estate	-	72,592	2007
Kebun Menteng Jaya Sawit Perdana, Mentaya Hilir Utara Kalimantan Tengah	Leasehold	Yet to be determined	7,399	Oil palm estate	-	8,944	2007
Kebun Parit Sembada Belitung	Leasehold	2020	3,990	Oil palm estate and palm oil mill	 1	32,347	2003
			106,341				
OTHER OPERATIONS							
MALAYSIA							
KL-Kepong Oleomas Klang, Selangor	Leasehold	2097	10 9	Oleochemicals factory Under construction	2	47,409	2004
Palm-Oleo Rawang, Selangor	Freehold	-	8	Oleochemicals factory	17	6,008	1991
Palm-Oleo (Klang) Klang, Selangor	Leasehold	2088	7	Oleochemicals factory	17 & 27	36,646	2007
KSP Manufacturing Rawang, Selangor	Freehold	-	4	Soap noodles factory	12	4,902	1994
Palmamide Rawang, Selangor	Freehold	-	3	Industrial amides factory	12	3,973	1994
B.K.B. Hevea Products Ipoh, Perak	Leasehold	2089	5	Parquet factory	14	7,684	1994
KL-Kepong Rubber Products Lahat, Perak	Freehold	-	4	Rubber gloves factory	19	4,634	1995
			50				

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
KL-Kepong Country Homes Ijok, Selangor	Freehold Leasehold	- 2082	1,072 10	Property development	-	27,974	1979
Colville Holdings Setul, Negeri Sembilan	Freehold	-	422	Property development	-	10,428	1985
KL-Kepong Property Development Gombak, Selangor	Freehold	-	403	Property development	-	140,726	2004
Palermo Corporation Bagan Samak, Kedah	Freehold	-	353	Property development	-	13,042	1986
Kompleks Tanjong Malim Tanjong Malim, Perak	Freehold	-	184	Property development	-	11,023	1979
KL-Kepong Complex Sungai Buloh, Selangor	Freehold	-	11	Property development	-	2,864	1979
			2,455				
Tinagat Tawau, Sabah	Leasehold	Between 2921 and 2928	2	Town Office and warehouse	15	1,156	1992
Wisma Taiko 1, Jalan S.P. Seenivasagam Ipoh, Perak	Freehold Leasehold	- 2892	2,984 sq m 2,403 sq m	Head Office building	23	5,246 1,602	1983 2000
Brecon Holdings Bandar Glenmarie, Selangor	Freehold	-	3,923 sq m	Office building *	13	4,540	2004
10, Persiaran Gopeng Satu Ipoh, Perak	Freehold	-	1,843 sq m	Office building	34	101	2008
10, Jalan Kelab Golf Ipoh, Perak	Freehold	-	9,990 sq m	Training school	79	1	1981
Annexe & Brunwells Port Dickson, Negeri Sembilan	Freehold	-	13,339 sq m	Holiday bungalows	60	30	1972
Bunge & Arundel Fraser's Hill, Pahang	Leasehold	Between 2025 and 2026	8,981 sq m	Holiday bungalows	59	120	1972
5B, Jalan Tun Dr Ismail Ipoh, Perak	Leasehold	2893	2,849 sq m	Residential bungalow	42	1	1978
3, Jalan Taman U Thant Kuala Lumpur	Freehold	-	2,092 sq m	Residential bungalow	46	1	1974
Lot 20, Jalan Tengah Nipah Taman Executive Lahad Datu, Sabah	Leasehold	2032	1,105 sq m	Residential bungalow	4	262	2004
7, Persiaran Zarib 11A Taman Pinji Mewah Lahat, Perak	Leasehold	2092	626 sq m	Residential bungalow	6	217	2003
146, Jalan Dedap Batik Sierramas Sungai Buloh, Selangor	Freehold	-	556 sq m	Residential bungalow *	11	597	1995

Titled area is in hectares except otherwise indicated.
* Investment properties.

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
Lot 17, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	457 sq m	Residential semi-detached house	4	126	2004
Lot 18, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	456 sq m	Residential semi-detached house	4	126	2004
Lot 19, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	455 sq m	Residential semi-detached house	4	126	2004
Lot 20, Jalan Silam Taman Sri Perdana Lahad Datu, Sabah	Leasehold	2908	454 sq m	Residential semi-detached house	4	126	2004
Jalan Caldwell Ipoh, Perak	Leasehold	2103	6,070 sq m	Vacant lot	-	1,989	2008
A33, Lembah Beringin Homestead, Selangor	Freehold	-	4,317 sq m	Bungalow lot	-	285	1994
			8				
AUSTRALIA							
Erregulla Farm Mingenew, Western Australia	Freehold	-	5,290	Sheep and cereal farm	-	3,459	1989*
Warrening Gully Farm Williams, Western Australia	Freehold	-	3,089	Sheep and cereal farm	-	6,134	1989*
42-46, Fairchild Street Heatherton, Victoria	Freehold	-	6,856 sq m	Office and warehouse building	5	10,842	2004
			8,380				
PEOPLE'S REPUBLIC OF CHINA							
Taiko Palm-Oleo Zhangjiagang City, Jiangsu	Leasehold	2054	20	Oleochemicals factory	3	27,086	2004
Shanghai Jinshan Jinwei Chemical Co Ltd Tinglin Town, Jinshan	Leasehold	2052	2	Oleochemicals factory	3	8,582	2008
Dingong Miao Baisha Zhou, Wuchang, Wuhan	Leasehold	2044	3	Refinery	13	10,542	1995
Nanjiang Port Area Tianjin	Leasehold	2045	2	Bulking installation	12	6,785	1997
9, Cuiyan East Road TEDA, Tianjin	Leasehold	2041	143 sq m	Residential apartment	14	54	1996
4B2, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	115 sq m	Residential apartment	13	89	1995
3B3, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	102 sq m	Residential apartment	13	82	1995
3B4, No. 344, Changhan Xintun Wuchang District, Wuhan	Leasehold	2064	88 sq m	Residential apartment	13	72	1995
			27				

Titled area is in hectares except otherwise indicated.

* Year of last revaluation

Location	Tenure	Year of Expiry	Titled Area #	Description	Age of Buildings Years	Carrying Amounts RM'000	Year of Acquisition/ Last Revaluation
NETHERLANDS							
Dr. W. Kolb Netherlands BV Randweg, Klundert	Freehold	-	5	Non-ionic surfactants and esters factory	15	46,990	2007
			3	Vacant land	-	15,749	2007
			8				
SWITZERLAND							
Dr. W. Kolb AG Maienbrunnenstrasse, Hedingen	Freehold	-	2	Non-ionic surfactants and esters factory	8 to 44	55,929	2007
UNITED KINGDOM							
Pontyclun Wales	Freehold	-	2	Toiletries factory	45	10,770	1995
Standard Soap Ashby-de-la Zouch Leicestershire	Freehold	-	2	Soap factory	43	9,187	1995
27, Kelso Place Kensington, London	Freehold	-	400 sq m	Office building	127	25,232	2001
52, Kingston House East London	Leasehold	2204	132 sq m	Residential apartment	52	5,067	2001
			4				
UNITED STATES							
Woodstock Connecticut	Freehold	-	16	Office and toiletries factory	25	13,150	1996
Group Total			227,498				

Titled area is in hectares except otherwise indicated.

Shareholding Statistics

At 1 December 2008

Authorised share capital	–	RM5,000,000,000
Issued & fully paid-up capital	–	RM1,067,504,692
Class of shares	–	Shares of RM1 each

Breakdown of Shareholdings

Size Of Shareholdings	No. Of Shareholders	No. Of Shares	% Of Issued Share Capital#
Less than 100	113	3,656	0.00
100 to 1,000	1,746	1,305,510	0.12
1,001 to 10,000	3,856	14,795,651	1.39
10,001 to 100,000	1,437	43,317,350	4.07
100,001 to less than 5% of issued shares	344	368,099,848	34.56
5% and above of issued shares	2	637,443,677	59.86
TOTAL	7,498	1,064,965,692	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. Of Shares	% Of Issued Share Capital#
1.	Batu Kawan Bhd	486,154,077	45.65
2.	Employees Provident Fund Board	151,289,600	14.21
3.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	47,189,558	4.43
4.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	41,794,000	3.92
5.	Valuecap Sdn Bhd	21,623,350	2.03
6.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 1)	14,058,800	1.32
7.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Malaysia	10,639,500	1.00
8.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Wawasan 2020	10,090,400	0.95
9.	Batu Kawan Bhd	9,747,450	0.92
10.	Permodalan Nasional Bhd	7,792,400	0.73
11.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.S.A.)	5,791,500	0.54
12.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	5,502,150	0.52
13.	HSBC Nominees (Asing) Sdn Bhd – Fortis Global Custody Services N.V.	5,403,100	0.51
14.	HSBC Nominees (Asing) Sdn Bhd – BNY Brussels for Market Vectors – Agribusiness ETF	5,134,670	0.48
15.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Amanah Saham Didik	5,078,100	0.48
16.	HSBC Nominees (Tempatan) Sdn Bhd – Nomura Asset Mgmt Malaysia for Employees Provident Fund	4,369,000	0.41
17.	Lembaga Tabung Haji	3,779,800	0.35
18.	HSBC Nominees (Asing) Sdn Bhd – BBH and Co Boston for Vanguard Emerging Markets Stock Fund	3,520,608	0.33
19.	Kumpulan Wang Persaraan (Diperbadankan)	3,372,300	0.32
20.	Citigroup Nominees (Asing) Sdn Bhd – Exempt AN for OCBC Securities Private Limited (Client A/C-NR)	3,266,200	0.31
21.	SBB Nominees (Tempatan) Sdn Bhd – Employees Provident Fund Board	3,233,100	0.30
22.	HSBC Nominees (Asing) Sdn Bhd – Exempt AN for JPMorgan Chase Bank, National Association (U.A.E.)	3,156,848	0.30
23.	Yeoh Chin Hin Investments Sdn Berhad	3,058,500	0.29
24.	Cartaban Nominees (Asing) Sdn Bhd – SSBT Fund IBLJ for William Blair International Growth (Fund)	3,036,250	0.29
25.	DB (Malaysia) Nominee (Tempatan) Sdn Bhd – Exempt AN for Deutsche Trustees Malaysia Berhad (MYETF-DJIM25)	2,973,100	0.28
26.	HSBC Nominees (Asing) Sdn Bhd – TNTC for Saudi Arabian Monetary Agency	2,902,200	0.27

	Name	No. Of Shares	% Of Issued Share Capital#
27.	Cartaban Nominees (Asing) Sdn Bhd – Investors Bank and Trust Company for IShares, Inc	2,775,000	0.26
28.	Alliancegroup Nominees (Tempatan) Sdn Bhd – PHEIM Asset Management Sdn Bhd for Employees Provident Fund	2,700,000	0.25
29.	Cartaban Nominees (Asing) Sdn Bhd – Investors Bank and Trust Company for MSCI Equity Index Fund B Malaysia (Barclays G Inv)	2,568,586	0.24
30.	HSBC Nominees (Asing) Sdn Bhd – Sumitomo T&B NY for Asia High Dividend Equity Mother Fund	2,510,000	0.24
		874,510,147	82.13

Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

		Number Of Shares			
	Name	Direct	Deemed Interested	Total	% Of Issued Share Capital#
1.	Batu Kawan Bhd *	495,901,527	-	495,901,527	46.57
2.	Employees Provident Fund Board (KWSP) **	167,805,650	-	167,805,650	15.76

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are also deemed substantial shareholders of the Company. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are substantial shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

	Number Of Shares			
Name	Direct	Deemed Interested	Total	% Of Issued Share Capital#
Dato' Seri Lee Oi Hian	72,000	496,350,027	496,422,027	46.61
Dato' Lee Hau Hian	83,250	496,350,027	496,433,277	46.61
Di-Yi Sdn Bhd	-	496,350,027	496,350,027	46.61
High Quest Holdings Sdn Bhd	-	496,350,027	496,350,027	46.61
Wan Hin Investments Sdn Bhd and group	448,500	495,901,527	496,350,027	46.61

** Includes those held through various nominee companies and portfolio managers.

Calculated based on 1,064,965,692 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

notice of meeting

Notice is hereby given that the **Thirty-sixth Annual General Meeting** of the Company will be held at the **Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia** on **Wednesday, 18 February 2009** at **12.00 noon** for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2008 and the Directors' and Auditors' reports thereon. **(Ordinary Resolution 1)**

2. To approve the payment of a final dividend of 45 sen per share less 25% Malaysian Income Tax and 10 sen per share tax exempt. **(Ordinary Resolution 2)**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) YM Tengku Robert Hamzah **(Ordinary Resolution 3)**

   (ii) Mr. Yeoh Eng Khoon **(Ordinary Resolution 4)**

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **(Ordinary Resolution 5)**

   (ii) R. M. Alias **(Ordinary Resolution 6)**

5. To fix and approve Directors' fees for the year ended 30 September 2008 amounting to RM849,000. (2007: RM704,000) **(Ordinary Resolution 7)**

6. To appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 8)**

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

(i) **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY** **(Ordinary Resolution 9)**

"THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 106,400,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 1,064,965,692 shares of RM1.00 each as at 1 December 2008) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2008 was RM1,318 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) **PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS** **(Ordinary Resolution 10)**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 30 December 2008 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board

J. C. LIM
YAP MIOW KIEN
Company Secretaries

Ipoh, Perak
Malaysia.

30 December 2008

NOTES

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 10 February 2009 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final dividend, if approved, will be paid on 17 March 2009 to all shareholders on the Register of Members as at 19 February 2009.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 17 February 2009 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 19 February 2009 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) For Resolutions 9 and 10, further information on Share Buy-Back and Shareholders' Mandate on Recurrent Related Party Transactions respectively are set out in the Circular to Shareholders of the Company dated 30 December 2008 which is despatched together with the Company's 2008 Annual Report and Financial Statements.

(6) **STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING**
Pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad
Details of Directors seeking re-election or re-appointment as mentioned in the Notice of Annual General Meeting (Resolutions 3 to 6) are set out in their respective profiles which appear in the Directors' Profile on pages 12 to 16 of this Annual Report. Directors' interests in the shares of the Company are disclosed on page 51 of this Annual Report.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

notis mesyuarat

Notis dengan ini diberi bahawa **Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Enam** akan diadakan di **Pejabat Berdaftar, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia pada hari Rabu, 18 Februari 2009** pada pukul **12.00 tengah hari** untuk tujuan-tujuan berikut:

1. *Untuk menerima dan mempertimbangkan penyata kewangan bagi tahun berakhir 30 September 2008 dan laporan Pengarah serta Juruaudit mengenainya.* **(Resolusi Biasa 1)**

2. *Untuk meluluskan pembayaran dividen akhir sebanyak 45 sen sesaham tolak 25% Cukai Pendapatan Malaysia dan 10 sen sesaham dikecualikan cukai.* **(Resolusi Biasa 2)**

3. *Untuk memilih semula Pengarah berikut yang bersara selaras dengan Artikel 91(A) Tataurusan Pertubuhan Syarikat:*

   (i) *YM Tengku Robert Hamzah* **(Resolusi Biasa 3)**

   (ii) *Encik Yeoh Eng Khoon* **(Resolusi Biasa 4)**

4. *Untuk mempertimbangkan dan, jika difikirkan sesuai, meluluskan sesuatu resolusi menurut Seksyen 129(6) Akta Syarikat, 1965 untuk melantik semula Pengarah Syarikat berikut dan untuk memegang jawatan sehingga Mesyuarat Agung Tahunan Syarikat yang akan datang:*

   (i) *Tan Sri Dato' Thong Yaw Hong* **(Resolusi Biasa 5)**

   (ii) *R. M. Alias* **(Resolusi Biasa 6)**

5. *Untuk menetap dan meluluskan yuran Pengarah bagi tahun berakhir 30 September 2008 berjumlah RM849,000. (2007: RM704,000)* **(Resolusi Biasa 7)**

6. *Untuk melantik Juruaudit dan untuk memberi kuasa kepada para Pengarah bagi menetapkan imbuhan mereka.* **(Resolusi Biasa 8)**

7. *Sebagai URUSAN KHAS, untuk mempertimbangkan dan, jika difikirkan sesuai, meluluskan resolusi berikut:*

(i) ***CADANGAN KUASA UNTUK MEMBELI BALIK SAHAMNYA SENDIRI OLEH SYARIKAT DALAM JUMLAH YANG TIDAK MELEBIHI 10% DARIPADA JUMLAH MODAL SAHAM DITERBIT DAN BERBAYAR SYARIKAT*** ***(Resolusi Biasa 9)***

"BAHAWA, kuasa dengan ini diberi kepada para Pengarah Syarikat untuk membeli balik sejumlah saham biasa berharga RM1.00 sesaham dalam Syarikat ("Kuasa untuk Membeli Balik Saham") seperti yang mungkin ditentukan oleh para Pengarah dari semasa ke semasa melalui Bursa Malaysia Securities Berhad ("Bursa Malaysia") atas terma dan syarat tertentu sebagaimana yang difikirkan sesuai oleh para Pengarah dan wajar demi kepentingan Syarikat dengan syarat bahawa jumlah agregat saham yang dibeli menurut resolusi ini tidak melebihi 10% daripada jumlah modal saham diterbit dan berbayar Syarikat (bersamaan dengan 106,400,000 saham dalam Syarikat berdasarkan kepada modal saham diterbit dan berbayarnya [tidak termasuk saham perbendaharaan] sebanyak 1,064,965,692 saham berharga RM1.00 sesaham pada 1 Disember 2008) dan bahawa dalam jumlah yang tidak melebihi jumlah keuntungan tersimpan Syarikat yang diperuntukkan untuk Kuasa Membeli Balik Saham (keuntungan tersimpan beraudit Syarikat pada 30 September 2008 adalah sebanyak RM1,318 juta) DAN BAHAWA para Pengarah boleh memutuskan untuk membatalkan saham-saham yang dibeli tersebut dan/atau menyimpan saham yang dibeli tersebut sebagai saham perbendaharaan;

DAN BAHAWA, para Pengarah adalah dan dengan ini diberi kuasa untuk mengambil segala tindakan dan melakukan semua perkara untuk memberi kesan sepenuhnya kepada Kuasa Membeli Balik Saham ini dengan kuasa penuh untuk menyetujui sebarang syarat, modifikasi, penilaian semula, pengubahan dan/atau pindaan (jika ada) sebagaimana yang mungkin dikenakan oleh pihak-pihak berkuasa yang berkaitan DAN BAHAWA, Kuasa tersebut hendaklah berkuatkuasa sebaik sahaja resolusi biasa ini diluluskan dan akan luput apabila tamat Mesyuarat Agung Tahunan ("AGM") Syarikat yang berikut selepas resolusi biasa ini diluluskan atau tamatnya tempoh di mana AGM berikutnya dikehendaki diadakan mengikut undang-undang (melainkan dibatal atau diubah terlebih dahulu oleh resolusi biasa pemegang saham Syarikat dalam mesyuarat agung) tetapi tidak sehingga menjejaskan penyelesaian pembelian oleh Syarikat sebelum tarikh luput yang dinyatakan di atas dan, dalam apa jua keadaan, yang selaras dengan peruntukan garis panduan yang dikeluarkan oleh Bursa Malaysia atau mana-mana pihak berkuasa yang berkaitan."

(ii) ***CADANGAN MANDAT PEMEGANG SAHAM BAGI URUSNIAGA PIHAK BERKAITAN YANG BERULANG*** ***(Resolusi Biasa 10)***

"BAHAWA, kelulusan dengan ini diberi kepada Syarikat dan/atau syarikat-syarikat subsidiarinya untuk memeterai urusniaga berulang berbentuk hasil atau perdagangan dengan pihak berkaitan yang perlu untuk operasi harian Syarikat dan/atau syarikat subsidiarinya dan dilaksanakan dalam perjalanan biasa perniagaan atas terma komersial lazim yang tidak lebih memihak kepada pihak berkaitan berbanding yang secara umumnya tersedia kepada orang ramai dan tidak menjejaskan para pemegang saham minoriti sebagaimana yang ditetapkan dalam Lampiran Bahagian B Pekeliling Syarikat kepada Pemegang Saham bertarikh 30 Disember 2008 ("Mandat");

DAN BAHAWA para Pengarah adalah dan dengan ini diberi kuasa untuk mengambil segala tindakan dan melakukan semua perkara (termasuk melaksanakan semua dokumen yang mungkin diperlukan) seperti yang mereka mungkin fikirkan wajar atau perlu untuk memberi kesan sepenuhnya kepada Mandat tersebut, dengan kuasa penuh untuk menyetujui sebarang syarat, modifikasi, penilaian semula, pengubahan dan/atau pindaan (jika ada) sebagaimana yang dikenakan oleh pihak berkuasa yang berkaitan DAN BAHAWA, Mandat tersebut hendaklah berkuatkuasa sebaik resolusi biasa ini diluluskan dan akan luput apabila tamat Mesyuarat Agung Tahunan ("AGM") Syarikat selepas resolusi biasa ini diluluskan atau tamatnya tempoh di mana AGM berikutnya dikehendaki diadakan mengikut undang-undang tetapi hendaklah tidak berlanjutan sehingga pelanjutan yang mungkin dibenarkan menurut Seksyen 143(2) Akta Syarikat, 1965 (melainkan dibatal atau diubah terlebih dahulu oleh resolusi biasa pemegang saham Syarikat dalam mesyuarat agung)."

Atas Arahan Lembaga Pengarah

J. C. LIM
YAP MIOW KIEN
Setiausaha Syarikat

Ipoh, Perak
Malaysia.

30 Disember 2008

NOTA

(1) Seorang ahli Syarikat yang layak untuk hadir dan mengundi pada mesyuarat tersebut berhak melantik tidak lebih daripada dua proksi untuk mengundi bagi pihaknya. Seorang proksi boleh tetapi tidak semestinya ahli Syarikat dan peruntukan Seksyen 149(1)(b) Akta Syarikat, 1965 tidak diguna pakai. Jika seorang ahli melantik dua orang proksi, pelantikan tersebut adalah tidak sah melainkan beliau menyatakan bahagian pegangan beliau yang akan diwakili oleh setiap proksi.

(2) Suratcara pelantikan proksi dan kuasa peguam atau kuasa lain (jika ada) yang menandatangani dan diberi kuasa mesti sampai di Pejabat Berdaftar Syarikat tidak lewat dari 48 jam sebelum masa yang ditetapkan untuk mesyuarat diadakan.

(3) Bagi tujuan menentukan siapa yang berhak untuk menghadiri mesyuarat ini, Syarikat akan meminta Bursa Malaysia Depository Sdn Bhd menyediakan untuk Syarikat satu Rekod Pendeposit sehingga 10 Februari 2009 dan Pendeposit yang namanya terkandung di dalam Rekod Pendeposit tersebut adalah layak untuk menghadiri mesyuarat ini, menurut Artikel 49(8)(B) Tataurusan Pertubuhan Syarikat dan Perenggan 7.18(2) Keperluan Penyenaraian Bursa Malaysia Securities Berhad.

(4) Dividen akhir, jika diluluskan, akan dibayar pada 17 Mac 2009 kepada semua pemegang saham yang tersenarai dalam Daftar Ahli sehingga 19 Februari 2009.

Seorang Pendeposit Depositori Bursa Malaysia hanya akan layak untuk mendapat dividen hanya berhubung:

(i) Saham yang dideposit ke dalam akaun sekuriti Pendeposit sebelum pukul 12.30 petang pada 17 Februari 2009 berhubung saham yang dikecualikan daripada Depositori Mandatori;

(ii) Saham yang dipindahkan ke dalam akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 19 Februari 2009 berhubung pindahan; dan

(iii) Saham yang dibeli pada asas kelayakan Bursa Malaysia Sekuriti Berhad selaras dengan Peraturan Bursa Malaysia Securities Berhad.

(5) Untuk Resolusi 9 dan 10, maklumat lanjut berhubung Pembelian Balik Saham dan Mandat Pemegang Saham berhubung Urusniaga Pihak Berkaitan yang Berulang, disediakan dalam Pekeliling kepada Pemegang Saham Syarikat bertarikh 30 Disember 2008 yang dihantar bersama-sama dengan Laporan Tahunan dan Penyata Kewangan 2008 Syarikat.

(6) PENYATA MENGIRINGI NOTIS MESYUARAT AGUNG TAHUNAN
Menurut Perenggan 8.28(2) Keperluan Penyenaraian Bursa Malaysia Securities Berhad
Maklumat mengenai para Pengarah yang menawarkan diri untuk pemilihan semula atau pelantikan semula seperti yang dinyatakan dalam Notis Mesyuarat Agung Tahunan (Resolusi 3 hingga 6), disediakan dalam profil masing-masing yang dibentangkan dalam bahagian Profil Pengarah di muka surat 12 hingga 16 dalam Laporan Tahunan ini. Kepentingan Pengarah dalam saham Syarikat didedahkan di muka surat 51 dalam Laporan Tahunan ini.

(Satu borang proksi disertakan dengan Laporan Tahunan dan Penyata Kewangan ini.)

ONLY ORIGINAL PROXY FORM WILL BE ACCEPTED

KUALA LUMPUR KEPONG BERHAD
(Incorporated In Malaysia) (15043-V)

No. of Shares	
CDS Account No.	
Tel. No.	
Fax. No.	

I/We ____
(Block Letters)

of ____

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

______________________________ NRIC/Passport No. ______________

or ______________________________ NRIC/Passport No. ______________

or failing him THE CHAIRMAN OF THE MEETING as my/our proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 18 February 2009 and at any adjournment thereof, and to vote as indicated below:

Resolution	Relating to:	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final Dividend		
	Re-election of Directors pursuant to Article 91(A) of the Company's Articles of Association:		
3	YM Tengku Robert Hamzah		
4	Mr. Yeoh Eng Khoon		
	Re-appointment of Directors pursuant to Section 129(6), Companies Act, 1965:		
5	Tan Sri Dato' Thong Yaw Hong		
6	R. M. Alias		
7	Directors' fees		
8	Re-appointment and Remuneration of Auditors		
9	Proposed Authority to Buy Back Its Own Shares by the Company		
10	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with (✓) how you wish your vote to be cast

____
Signature/Common Seal of Shareholder

Date ______________

Please see NOTES on reverse side which form part of the proxy form.

Fold this flap for sealing

POSTAGE
STAMP

THE COMPANY SECRETARIES
KUALA LUMPUR KEPONG BERHAD
WISMA TAIKO
1 JALAN S.P. SEENIVASAGAM
30000 IPOH, PERAK
MALAYSIA

2nd fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting.

The Thirty-sixth Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, 1 JALAN S.P. SEENIVASAGAM, 30000 IPOH, PERAK on Wednesday, 18 February 2009 at 12.00 noon. For your convenience, the following arrangements have been made:

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you.

REGISTRATION
The registration counter at the Ground Floor of Wisma Taiko will be opened from 11.30 a.m. onwards. Please present your original identity card for verification purpose.

REFRESHMENTS
Refreshments will be served before the meeting.

1st fold here

NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

2. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of its attorney duly authorised.

4. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.

5. A member will not be allowed to attend the meeting together with a proxy appointed by him.



A GLIMPSE OF KLK's HISTORY

KUALA LUMPUR KEPONG BERHAD ("KLK"), a Malaysian company was founded in the United Kingdom in 1906 when its predecessor, The Kuala Lumpur Rubber Company Limited, was incorporated to oversee some 600 hectares of plantations in Malaya. By the 1960's, the company's land bank had increased to approximately 30,000 hectares.

Through the ups and downs of two World Wars, the Great Depression, the Malayan Communist Emergency, the racial riots of May 13, 1969, the Asian Financial Crisis, KLK has not only survived but thrived. Despite being a centenarian, KLK has stayed relevant by adapting its businesses to the constantly changing corporate environment and trends. Although it was founded in the United Kingdom, the domicile of KLK was moved to Malaysia in 1973 to reflect the mostly Malaysian-based operations of the company. The move to change KLK's domicile was initiated by the late Y. Bhg. Tan Sri Dato' Seri Lee Loy Seng, who soon after, followed this up by listing the company on the Malaysian bourse.

KLK Group has not looked back since then. It has gone from strength to strength, firstly in the expansion of its core plantation business, from rubber to oil palm, from Peninsular Malaysia and Sabah to Indonesia, from a plantation land bank of 30,000 hectares to more than 210,000 hectares currently. The Group's plantation business is supported by 18 palm oil mills and 7 rubber factories, as well as a well-regarded research and development arm.

Next came the move downstream in the 1990s into resource-based manufacturing. From basic oleochemicals to derivatives and specialty chemicals, the Group spread its operations through organic growth, joint-ventures and acquisitions, stretching from Pakistan to the People's Republic of China to Switzerland and the Netherlands. This has resulted in the creation of an international scale oleochemical operation that is vertically integrated to KLK's plantation business, and which serves to cushion the effects of fluctuating commodity prices.

Despite the overseas expansion, KLK did not neglect business opportunities in its Malaysian homeland and the 1990s also saw the Group capitalising on the strategic location of its land bank in the Peninsular, to venture into property development. By the dawn of the new millennium, KLK had a presence in almost every continent by virtue of its retailing arm, Crabtree & Evelyn, which specialises in the manufacture and sale of premium quality personal care products, toiletries and fine foods.

Notwithstanding ever increasing challenges in the business environment, KLK celebrated its centennial year in 2006, and continues to work towards achieving another century of unparalleled growth.











UALA LUMPUR KEPONG BERHAD
Visma Taiko, 1 Jalan S.P. Seenivasag
0000 Ipoh, Perak, Malaysia
el : 605-2417844
ax : 605-2535018

(15043-V)
www.klk.com.my

RECEIVED
2009 JAN 13 A 8:45

Our Ref : KLK/SE

7 January 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
10 December 2008	Listed Companies Crop – November 2008
30 December 2008	Thirty-Sixth Annual General Meeting
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
13 December 2008 2 January 2009	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2008\December 2008

BURSA MALAYSIA

86 C.45

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **15/11/2008 11:58:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/12/2008 04:02:34 PM**
Reference No **KLK-081115-5D681**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop November 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of November 2008 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2008		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	246,667	**252,346**	
Crude Palm Oil (mt)	50,705	**53,259**	
Palm Kernel (mt)	11,718	**12,213**	
Rubber (kg)	1,793,676	**2,028,626**	

	2009								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									

Palm Kernel (mt)										
Rubber (kg)										

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/12/2008 12:20:53 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/12/2008 12:50:49 PM**
Reference No **KLK-081223-7E28F**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	THIRTY-SIXTH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We are pleased to announce that the Company's Thirty-Sixth Annual General Meeting will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Wednesday, 18 February 2009 at 12.00 noon.

The Notice of Meeting as set out in pages 131 to 133 of KLK 2008 Annual Report is attached below.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Notice of Meeting.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

notice of meeting

Notice is hereby given that the **Thirty-sixth Annual General Meeting** of the Company will be held at the **Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia** on **Wednesday, 18 February 2009** at **12.00 noon** for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2008 and the Directors' and Auditors' reports thereon. **(Ordinary Resolution 1)**

2. To approve the payment of a final dividend of 45 sen per share less 25% Malaysian Income Tax and 10 sen per share tax exempt. **(Ordinary Resolution 2)**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) YM Tengku Robert Hamzah **(Ordinary Resolution 3)**

   (ii) Mr. Yeoh Eng Khoon **(Ordinary Resolution 4)**

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **(Ordinary Resolution 5)**

   (ii) R. M. Alias **(Ordinary Resolution 6)**

5. To fix and approve Directors' fees for the year ended 30 September 2008 amounting to RM849,000. (2007: RM704,000) **(Ordinary Resolution 7)**

6. To appoint Auditors and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 8)**

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

   (i) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **(Ordinary Resolution 9)**

   "THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 106,400,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 1,064,965,692 shares of RM1.00 each as at 1 December 2008) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2008 was RM1,318 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

   AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

   (ii) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS **(Ordinary Resolution 10)**

   "THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 30 December 2008 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

By Order of the Board

J. C. LIM
YAP MIOW KIEN
Company Secretaries

Ipoh, Perak
Malaysia.

30 December 2008

NOTES

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 10 February 2009 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final dividend, if approved, will be paid on 17 March 2009 to all shareholders on the Register of Members as at 19 February 2009.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of:

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 17 February 2009 in respect of shares which are exempted from Mandatory Deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 19 February 2009 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) For Resolutions 9 and 10, further information on Share Buy-Back and Shareholders' Mandate on Recurrent Related Party Transactions respectively are set out in the Circular to Shareholders of the Company dated 30 December 2008 which is despatched together with the Company's 2008 Annual Report and Financial Statements.

(6) **STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING**
Pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Malaysia Securities Berhad
Details of Directors seeking re-election or re-appointment as mentioned in the Notice of Annual General Meeting (Resolutions 3 to 6) are set out in their respective profiles which appear in the Directors' Profile on pages 12 to 16 of this Annual Report. Directors' interests in the shares of the Company are disclosed on page 51 of this Annual Report.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

BURSA MALAYSIA

Sec, ws

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/12/2008 11:26:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **13/12/2008 12:22:13 PM**
Reference No **KLK-081213-2E1B0**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*10/12/2008	*99,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	167,904,650
Direct (%)	15.77
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,904,650
Date of notice *	10/12/2008

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/01/2009 02:47:32 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/01/2009 03:15:57 PM**
Reference No **KLK-090102-54FB1**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

<u>Particulars of substantial Securities Holder</u>

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

<u>Details of changes</u>

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*26/12/2008	*7,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	167,912,450
Direct (%)	15.77
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,912,450
Date of notice *	26/12/2008

(15043-V)
www.klk.com.my

RECEIVED
2009 JAN 13 A 8:45

BY COURIER

Our Ref : KLK/AR

5 January 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

Dear Sirs,

FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies each of :

1) the Kuala Lumpur Kepong Berhad's Annual Report for the year ended 30 September 2008
2) the Circular to Shareholders dated 30 December 2008 In Relation to the :
   (Part A) Proposed Authority to Buy Back its Own Shares by the Company of An Amount Not Exceeding 10% of the Total Issued and Paid-up Share Capital of the Company
   (Part B) Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(Yap Miow Kien)
Company Secretary

c c. Worldwide Securities Services (WSS), America Depository Receipt (ADR) Group
Capital Tower, 14/F
168 Robinson Road
Singapore 068912
[Tel : (65) 6882 7666]

Attention : Ms Tintin Subagyo

(Annual Reports and Circulars enclosed as above)

LJC/fsc

C:\Documents and Settings\ac.foong\My Documents\KLK-Reports\Distribute\letters\annual\SEC&WWS.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Bursa Malaysia Securities Berhad has not perused the Circular on Proposed Authority to Buy Back Shares prior to its issuance and takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

PART B

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice for Annual General Meeting as set out in the Company's 2008 Annual Report is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 18 February 2009 at 12.00 noon. Shareholders are advised to refer to the Notice for Annual General Meeting and the Proxy Form which are incorporated in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2008.

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his stead. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 30 December 2008

This page is intentionally left blank

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965 as amended from time to time and includes any re-enactment thereof.
"AGM"	:	Annual General Meeting.
"Board"	:	Board of Directors of KLK.
"Bursa Malaysia"	:	Bursa Malaysia Securities Berhad (635998-W).
"Directors"	:	Shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Director of KLK or any other company which is its subsidiary or a Chief Executive Officer of KLK or its subsidiaries.
"EPS"	:	Earnings per share.
"Issued and Paid-up Share Capital"	:	RM1,067,504,692 comprising 1,067,504,692 ordinary shares of RM1.00 each in KLK, of which 2,539,000 ordinary shares are held as treasury shares as at 1 December 2008.
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V).
"KLK Group" or "the Group"	:	KLK and its subsidiaries.
"Listing Requirements"	:	The Listing Requirements of Bursa Malaysia, including any amendments to the same that may be made from time to time.
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is: (a) not less than 10% of the aggregate of the nominal amounts of all the voting shares in the Company; or (b) not less than 5% of the aggregate of the nominal amounts of all the voting shares in the Company where such person is the largest shareholder of the Company. This includes any person who is or was within the preceding 6 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act.
"NA"	:	Net assets.
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate, as the case may be.

"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buy-back of its own Shares of up to a maximum of 10% of its Issued and Paid-up Share Capital (excluding the treasury shares).
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations.
"Recurrent Related Party Transactions"	:	Related Party Transactions involving recurrent transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.
"Related Party"	:	A director, Major Shareholder of KLK or its subsidiaries or a person connected with such director or Major Shareholder.
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party.
"Substantial Shareholder"	:	Shall have the meaning given in Section 69D of the Act.
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK.
"Code"	:	Malaysian Code on Take-Overs and Mergers 1998, as amended from time to time.

Currencies

"RM and sen"	:	Ringgit Malaysia and sen respectively.
"RMB"	:	Renminbi
"Rp"	:	Indonesian Rupiah
"USD"	:	US Dollar

Note : Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AUTHORITY TO BUY BACK SHARES CONTAINING:

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING:

PART A
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED AUTHORITY
TO BUY BACK SHARES

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

30 December 2008

Directors:

R. M. Alias *(Chairman/Independent Non-Executive Director)*
Dato' Seri Lee Oi Hian – *CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 20 February 2008, your Directors had obtained shareholders' approval for the Directors to purchase on the Bursa Malaysia an amount not exceeding 10% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 3 December 2007 or up to approximately 106.4 million of the Company's shares.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 21 November 2008 that it will seek new shareholders' mandate on the Proposed Authority to Buy Back Shares by the Company at the forthcoming AGM to be held on 18 February 2009.

1.2 Validity Period

The aforesaid Proposed Authority to Buy Back Shares would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part A of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares by the Company, to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES BY THE COMPANY

2.1 Quantum and Funding

Your Directors propose to seek a new mandate from shareholders to purchase up to 106,400,000 Shares representing an amount not exceeding 10% of the current Issued and Paid-up Share Capital of the Company comprising 1,064,965,692 Shares (excluding treasury shares) as at 1 December 2008, on Bursa Malaysia through its appointed stockbrokers as approved by the Bursa Malaysia. The Proposed Authority to Buy Back Shares is in compliance with paragraph 12.09 of the Listing Requirements.

Your Directors therefore propose to allocate an amount of up to RM1,318 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2008, to purchase up to an amount not exceeding 10% of the Issued and Paid-up Share Capital of the Company (excluding treasury shares) as at 1 December 2008. This however, will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The actual number of Shares to be purchased, the total amount of funds to be utilised, the impact on cash flows and the timing of the purchase(s) will depend on the prevailing equity market conditions and the sentiments of Bursa Malaysia as well as the financial resources available to the Company at the time of purchase(s).

The funding for the Proposed Authority to Buy Back Shares will be sourced wholly from internally generated funds.

2.2 Treatment of Shares Purchased

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to shareholders, be resold on the Bursa Malaysia, or subsequently be cancelled. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

An immediate announcement will be made to Bursa Malaysia in respect of your Directors' decision on the treatment of shares purchased.

2.3 Pricing

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on the Bursa Malaysia for the past 5 market days immediately preceding the date of the purchase(s).

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on the Bursa Malaysia at:

(a) a price which is not less than the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s); or

(b) a discounted price of not more than 5% to the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s) provided that:

(i) the resale takes place no earlier than 30 days from the date of purchase; and

(ii) the resale price is not less than the cost of purchase of the shares being resold.

2.4 Public Shareholding Spread

As at 1 December 2008, the public shareholding spread of the Company was approximately 36.94%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2008, the pro-forma public shareholding spread of the Company will decrease to approximately 29.94%.

Notwithstanding the above, your Directors are mindful of the requirement of the Bursa Malaysia that any purchase of Shares by the Company must not result in the public shareholding spread of KLK falling below 25% of its Issued and Paid-up Share Capital.

2.5 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent 6 months period.

Based on the shareholding as at 1 December 2008 Batu Kawan Berhad together with parties acting in concert, holds more than 33% but less than 50% of the voting shares of the Company. In the event that the Proposed Authority to Buy Back Shares of up to 10% of the Company's Issued and Paid-up Share Capital (excluding treasury shares) is carried out in full within a period of 6 months, the combined holdings of Batu Kawan Berhad and the parties acting in concert will increase by an additional 2% or more. Batu Kawan Berhad's shareholding as at 1 December 2008 in KLK was 495,901,527 shares or 46.57% of the voting shares of the Company.

Pursuant to the Code, Batu Kawan Berhad and the parties acting in concert will be obliged to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by them collectively.

However, an exemption from a mandatory offer obligation may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to Batu Kawan Berhad and the parties acting in concert complying with certain conditions, if the obligation is triggered as a result of action outside their direct participation.

Your Directors are mindful on the requirements of the Code and will continue to be mindful of the requirements when making any purchase pursuant to the Proposed Authority to Buy Back Shares.

2.6 Advantages and Disadvantages

The Proposed Authority to Buy Back Shares, if implemented, will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares be subsequently re-sold at prices higher than their purchased prices. Your Directors undertake to buy back KLK shares and any subsequent re-sale only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company and its shareholders.

2.7 Purchases, Cancellation and Resales made in the Previous 12 Months

KLK has not made any purchases or cancellation of its own shares or re-sold any of its treasury shares in the 12 months preceding the date of this Circular.

Details of the shares bought back and currently held as treasury shares are as follows:

Month	No. of shares bought back and held as treasury shares	------ Per share ------ Highest price paid RM	Lowest price paid RM	Average price paid RM	Total consideration RM'000
February 99	1,208,000	5.90	5.10	5.58	6,823
March 99	1,131,000	5.25	4.72	4.86	5,559
January 02	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

2.8 Historical Share Prices

The monthly highest and lowest transacted prices of the Shares on the Bursa Malaysia for the past 12 months from December 2007 to November 2008 are as follows:

	High RM	Low RM
2007		
December	17.50	15.40
2008		
January	19.00	16.60
February	19.20	17.40
March	18.60	14.40
April	17.40	14.90
May	18.00	16.30
June	18.20	15.90
July	17.40	12.60
August	13.80	11.30
September	11.80	8.55
October	9.60	6.75
November	8.65	7.65

(Source: The Star)

The last transacted price of KLK Shares on 15 December 2008 being the latest practicable date prior to the printing of this Circular, was RM8.60.

3. RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company without affecting the total issued and paid-up share capital of the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders and, if undertaken, would serve to reward the shareholders of the Company.

4. EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2008 the financial effects are summarised below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming KLK buys and subsequently cancels up to 106,400,000 Shares representing an amount not exceeding 10% of the existing Issued and Paid-up Share Capital, is shown below:

	No. of Ordinary Shares of RM1.00 each	RM
Existing as at 1 December 2008	1,067,504,692	1,067,504,692
Less: Number of KLK Shares currently held as treasury Shares if to be cancelled	2,539,000	2,539,000
Number of KLK Shares if to be cancelled pursuant to the Proposed Authority to Buy Back Shares	106,400,000	106,400,000
Upon completion of the Proposed Authority to Buy Back Shares	958,565,692	958,565,692

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NA per share of the KLK Group if the purchase price exceeds the audited NA per share of the KLK Group at the time of the purchase and conversely will increase the NA per share of the KLK Group if the purchase price is less than the audited NA per share of the KLK Group at the time of purchase.

The audited NA of the KLK Group as at 30 September 2008 is RM5,537 million, representing a NA per share of RM5.20. The historical monthly highest and lowest price of KLK shares for the past 12 months to November 2008 as traded on the Bursa Malaysia are set out in Item 2.8.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the actual purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

Similarly, the working capital of the Group will increase to the extent of the amount of funds obtained from the resale of the Shares so purchased which are retained as treasury shares.

(iv) Cash flow

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) Dividends

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

(vi) Gearing

The Proposed Authority to Buy Back Shares will not have any effect on the gearing of KLK Group.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The Directors, Substantial Shareholders and person(s) connected with the Directors and/or Substantial Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table below shows the equity interests held directly and/or indirectly in KLK by the Directors and Substantial Shareholders as at 1 December 2008. The last column (b) shows their pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2008.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
R. M. Alias	337,500	4,500 [1]	342,000	0.03	0.04
Dato' Seri Lee Oi Hian	72,000	496,350,027 [2]	496,422,027	46.61	51.79
YM Tengku Robert Hamzah	109,500	255,000 [3]	364,500	0.03	0.04
Dato' Lee Hau Hian	83,250	496,350,027 [2]	496,433,277	46.61	51.79
Tan Sri Dato' Thong Yaw Hong	105,000	75,000 [4]	180,000	0.02	0.02
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Yeoh Eng Khoon	335,000	3,176,850 [5]	3,511,850	0.33	0.37
Roy Lim Kiam Chye	4,750	-	4,750	*	*
Substantial Shareholders					
Batu Kawan Berhad	495,901,527	-	495,901,527	46.57	51.73
Employees Provident Fund Board (KWSP)	167,805,650 [6]	-	167,805,650 [6]	15.76	17.51

(a) Total percentage of shareholdings as at 1 December 2008.
(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2008.

**Less than 0.01%*

Notes:

1 Deemed interest through his child's shareholdings.

2 Also deemed Substantial Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.

3 Deemed interest through KTH Holdings Sdn Bhd.

4 Deemed interest through his spouse's shareholdings.

5 Deemed interest through Yeoh Chin Hin Investments Sdn Bhd. and shareholdings of his spouse and children.

6 Includes those held through various nominee companies and portfolio managers.

6. CONDITION PRECEDENT TO THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposed Authority to Buy Back Shares are of the opinion that the Proposal is in the best interests of the Company and its shareholders.

Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Authority to Buy Back Shares is set out as Special Business in the Notice for AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2008 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 18 February 2009 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2008 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

R. M. Alias
Chairman/Senior Independent Non-Executive Director

PART B
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED
SHAREHOLDERS' MANDATE

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

30 December 2008

Directors:

R. M. Alias *(Chairman/Independent Non-Executive Director)*
Dato' Seri Lee Oi Hian – *CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*
Roy Lim Kiam Chye *(Non-Independent Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

1.1 Company's Announcement

At the Company's AGM held on 20 February 2008, your Directors had obtained shareholders' approval for the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 21 November 2008 that it will seek new shareholders' mandate on the Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature at the forthcoming AGM to be held on 18 February 2009.

1.2 Validity Period

The aforesaid Proposed Shareholders' Mandate would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part B of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

2.1 Details of the Proposed Shareholders' Mandate

Paragraph 10.09, Part E of Chapter 10 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;

- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year; and

- in a meeting to obtain the shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in the Annexure to this Part B.

2.2 Nature of recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in the Annexure to this Part B.

Prices/commissions/management fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of field grade rubber are based on the average Malaysian Rubber Board official buyers/sellers noon prices for the respective grades of SMR (Standard Malaysia Rubber) 20 and latex.

2.3 Review and Disclosure Procedures

The review and disclosure procedures for the recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The procedures are as follows:

(a) The Related Parties will be advised that they are subject to the Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(b) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(c) The companies in the Group will keep a record of all recurrent Related Party Transactions and these are submitted quarterly to the corporate Head Office.

(d) The Corporate Division maintains a record of all the recurrent Related Party Transactions submitted by the companies in the Group which are entered into pursuant to the Shareholders' Mandate.

(e) The Audit Committee at its meetings will review any recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee shall review KLK's reporting system and procedures relating to recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers.

(f) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' Mandate tabled at a General Meeting of the Company.

2.4 Audit Committee's Opinion

The Audit Committee is of the opinion that the procedures in paragraph 2.3 are sufficient to ensure that recurrent Related Party Transactions of a revenue or trading nature are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

2.5 Disclosure of recurrent Related Party Transactions

Disclosure of the recurrent Related Party Transactions will be made in accordance with Section 4.1.5 of Bursa Malaysia Practice Note No. 12/2001, which requires a breakdown of the aggregate value of the recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The recurrent Related Party Transactions of a revenue or trading nature form part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will not have any impact on the share capital, NA, EPS, gearing, dividends or shareholdings of KLK.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

The Directors, Major Shareholder and the Related Party as shown below who has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholder has/have undertaken that he/they shall ensure that the person(s) connected with him/them will abstain from voting on the Ordinary Resolution approving the Proposed Shareholders' Mandate at the forthcoming AGM to be convened.

Save as disclosed below, none of the other Directors, Major Shareholder and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors as shown below have abstained from all Board deliberations and will abstain from voting the Ordinary Resolution in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholder and of the Related Party in KLK as at 1 December 2008 are shown in the table below:

	------- Direct -------		------- Indirect -------	
	No. of shares	**%**	**No. of shares**	**%**
Director				
Dato' Seri Lee Oi Hian	72,000	0.01	496,350,027 [1]	46.61
Dato' Lee Hau Hian	83,250	0.01	496,350,027 [1]	46.61
Major Shareholder				
Batu Kawan Berhad[3]	495,901,527	46.57	-	-
Related Party				
Wan Hin Investments Sdn Bhd	448,500	0.04	495,901,527 [2]	46.57
Di-Yi Sdn Bhd	-	-	496,350,027 [1]	46.61
High Quest Holdings Sdn Bhd	-	-	496,350,027 [1]	46.61

Note:

[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*

[2] *Also deemed Major Shareholder through its interest in Batu Kawan Berhad.*

[3] *Deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.*

6. CONDITION PRECEDENT TO THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors (with the interested Directors namely, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, abstaining from giving any opinion), having considered all aspects of the Proposed Shareholders' Mandate are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company and its shareholders.

Accordingly, your Directors (except Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian who abstained from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution to approve the Proposed Shareholders' Mandate is set out as Special Business in the Notice for AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2008 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 18 February 2009 at 12.00 noon.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2008 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

R. M. Alias
Chairman/Senior Independent Non-Executive Director

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian**:

	Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
1	Sales of oleochemicals by :		
	Palm-Oleo Sdn Bhd	Siam Taiko Marketing Co Ltd[(a)]	3,800
	Palm-Oleo Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	2,500
	Palm-Oleo Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	6,600
	KSP Manufacturing Sdn Bhd	Taiko International Trade (Shanghai) Co Ltd[(a)]	44,600
	KSP Manufacturing Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	3,500
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Taiko International Trade (Shanghai) Co Ltd[(a)]	103,300
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Taiko Marketing Sdn Bhd[(a)]	2,400
	Palm-Oleo (Klang) Sdn Bhd	Taiko International Trade (Shanghai) Co Ltd[(a)]	1,400
	Palm-Oleo (Klang) Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	Below 1,000
	Palmamide Sdn Bhd	Taiko Marketing (Singapore) Pte Ltd[(a)]	Below 1,000
2.	Sales commission paid for sales of oleochemicals by :		
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Taiko International Trade (Shanghai) Co Ltd[(a)]	6,800
3.	Purchases of consumables and chemicals by :		
	Kuala Lumpur Kepong Berhad	Taiko Marketing Sdn Bhd[(a)]	5,100
	Kuala Lumpur Kepong Berhad	Hydro-K Management (M) Sdn Bhd[(a)]	2,000
	KL-Kepong Edible Oils Sdn Bhd	Taiko Clay Marketing Sdn Bhd[(a)]	1,300
	KSP Manufacturing Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	6,300
	Palm-Oleo Sdn Bhd	Taiko Clay Marketing Sdn Bhd[(a)]	Below 1,000
	Palm-Oleo (Klang) Sdn Bhd	Hydro-K Management (M) Sdn Bhd[(a)]	Below 1,000
	Palm-Oleo (Klang) Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	4,800
	KLK Premier Oils Sdn Bhd (formerly known as Leluasa Untung Sdn Bhd)	Borneo Taiko Clay Sdn Bhd[(a)]	2,800
	Kulumpang Development Corporation Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	20,900
	Golden Sphere Sdn Bhd	Hydro-K Management (M) Sdn Bhd[(a)]	Below 1,000
	Golden Sphere Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	4,700
	Taiko Palm-Oleo (Zhangjiagang) Co Ltd	Huangshan Taiko Bleaching Earth Co Ltd[(a)]	Below 1,000
	PT. Adei Plantation & Industry	PT. Taiko Persada Indoprima[(a)]	14,000
	PT. Steelindo Wahana Perkasa	PT. Taiko Persada Indoprima[(a)]	10,500

Nature of Recurrent Transaction by KLK and/or its Subsidiaries		Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
4.	Storage tanks rental and drumming services charges received by : Stolthaven (Westport) Sdn Bhd	Taiko Marketing Sdn Bhd[(a)]	1,900
5.	Aircraft operational management services to : Kuala Lumpur Kepong Berhad	Smooth Route Sdn Bhd[(a)]	Below 1,000
6.	Purchases of fresh fruit bunches by :		
	Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd [(a)]	7,500
	Kuala Lumpur Kepong Berhad	Kampar Rubber and Tin Company Sdn Bhd [(b)]	17,300
	Kuala Lumpur Kepong Berhad	Malay Rubber Plantations (Malaysia) Sdn Bhd [(c)]	11,900
	Kuala Lumpur Kepong Berhad	Kekal & Deras Sdn Bhd [(d)]	1,700
	Kuala Lumpur Kepong Berhad	Yayasan Perak-Wan Yuen Sdn Bhd [(d)]	1,100
	Kulumpang Development Corporation Sdn Bhd	Malay Rubber Plantations (Malaysia) Sdn Bhd [(c)]	Below 1,000
	Kulumpang Development Corporation Sdn Bhd	Kampar Rubber and Tin Company Sdn Bhd [(b)]	Below 1,000
7.	Purchases of rubber by :		
	Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd [(a)]	Below 1,000
	Kuala Lumpur Kepong Berhad	Kekal & Deras Sdn Bhd [(d)]	Below 1,000
	Kuala Lumpur Kepong Berhad	Yayasan Perak-Wan Yuen Sdn Bhd [(d)]	1,400
	Kuala Lumpur Kepong Berhad	Malay Rubber Plantations (Malaysia) Sdn Bhd [(c)]	5,100

(a) Major shareholder of the transacting party is deemed connected person to Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian.

(b) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are deemed major shareholders of the transacting party.

(c) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are directors and deemed major shareholders of the transacting party.

(d) Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of the transacting party.

*By virtue of Section 6A of the Act, the Wan Hin Investment Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in these recurrent transactions.

Note:

1. The values are merely indicative estimates for the period from 18 February 2009 to the next AGM which are based on past transactions values for the financial year ended 30 September 2008 and are subject to changes.

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

KLK Group is not engaged in any material litigation claims and arbitration either as plaintiff or defendant and as at the date of this Circular, the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group:

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the 2 years preceding the date of this Circular:

- Sale and Purchase Agreement dated 21 October 2008 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 17% equity stake from Forever Green Venture Ltd consisting of 9,860 shares of Rp 1,000,000 each in PT. Sekarbumi Alamlestari for a total cash consideration of USD12,909,405. This transaction is pending completion.

- Notice of Compulsory Acquisition dated 22 July 2008 by Ablington Holdings Sdn. Bhd. ("AHSB") and the persons acting in concert with it ("PAC") of all the remaining Ladang Perbadanan-Fima Berhad ("LPF") shares not owned by them pursuant to Section 34 of the Securities Commission Act. This exercise has been completed.

- Unconditional Take-over Offer dated 8 May 2008 by AHSB to acquire the remaining LPF shares not already owned by AHSB and the PAC for RM4.20 per share. The Take-over Offer closed on 7 July 2008 with AHSB and the PAC having received acceptances representing 97.59% of the issued and paid-up capital of LPF.

- Shareholders Agreement dated 30 April 2008 between the KL-Kepong Industrial Holdings Sdn Bhd ("Seller"), KLK, Luijckx BV ("Purchaser") and KL-Kepong Cocoa Products Sdn Bhd ("KLKCP") [now known as Barry Callebaut Malaysia Sdn Bhd] in relation to the manner that KLKCP shall be managed and the way that the shareholders shall exercise their rights in KLKCP following completion of the disposal by the Seller of 60% equity interest in KLKCP to the Purchaser as set out below:

  Share Purchase Agreement dated 31 March 2008 between the Seller, KLK, the Purchaser and Barry Callebaut AG in relation to the disposal by the Seller of 21,000,000 ordinary shares in KLKCP to the Purchaser for the total consideration equal to 60% of USD80 million, plus 60% of the difference between KLKCP's net working capital and net indebtedness at completion. This transaction has been completed.

- Settlement Agreement dated 27 March 2008 between Glamour Green Sdn. Bhd. ("GGSB") vs KLK, AHSB and AmBank (M) Berhad ("AmBank") in relation to the out-of-court settlement of the litigation over 35 million LPF shares. This Agreement was completed on 24 April 2008.

- Equity Purchase Agreement dated 15 November 2007 between KLK (as Buyer) and Shanghai Jinwei Chemical Company Limited and Shanghai Shenzhen Enterprise Development Company Ltd. (as Sellers) in relation to the acquisition by KLK of the entire equity of Shanghai Jinshan Jinwei Chemical Company Ltd. for a total cash consideration of RMB25,947,270. This transaction has been completed.

- KLK had on 25 October 2007 entered into a Subscription Agreement with CIMB Investment Bank Berhad and Aseambankers Malaysia Berhad for the issue of RM200 million Islamic medium term notes ("IMTN2") under an Islamic Sukuk Ijarah ICP/IMTN Programme maturing on 28 October 2011. The IMTN2 have been issued on 30 October 2007.

- Sale and Purchase Agreement dated 28 September 2007 between Palm-Oleo Sdn Bhd and Croda Overseas Holdings Limited to acquire from the latter the entire issued capital of Uniqema (Malaysia) Sdn Bhd (which is now known as Palm-Oleo (Klang) Sdn Bhd) comprising 200,000 ordinary shares of RM49 each and 129,286 redeemable preference shares of RM1.00 each for a total cash consideration of RM67,671,400. This transaction has been completed.

- Share Subscription Agreement dated 29 August 2007 entered into by KLK with Golden Complex Sdn Bhd and Paragon Yield Sdn Bhd for the subscription of 199,998 ordinary shares of RM1.00 each at par value per share representing 99.99% of the enlarged issued and paid-up share capital of Golden Complex Sdn Bhd for a cash consideration of RM199,998. This transaction has been completed.

- Settlement Agreement dated 21 June 2007 between KLK, AHSB, AmBank and GGSB in relation to an out-of-court settlement of the litigation over 35 million LPF shares.

  The transactions contemplated under the Settlement Agreement did not take place and the Settlement Agreement automatically terminated on 31 July 2007.

- KLK had on 30 April 2007 entered into a Subscription Agreement with CIMB Investment Bank Berhad and Aseambankers Malaysia Berhad for the issue of RM300 million Islamic medium term notes ("IMTN1") under an Islamic Sukuk Ijarah ICP/IMTN Programme maturing on 10 May 2012. The IMTN1 have been issued on 10 May 2007.

- Sale and Purchase Agreements dated 2 February 2007 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 75% equity stake from Frida Prajuda and a 5% equity stake from Foeng Nyoek Tjhin consisting of a total of 240 ordinary shares of Rp. 1,000,000 each in PT. Menteng Jaya Sawit Perdana for a total cash consideration of USD2,072,000. These transactions have been completed.

- Sale and Purchase Agreements dated 2 February 2007 entered into by Jasachem Sdn Bhd for the acquisition of an 80% equity stake from William Novetra and a 10% equity stake from Dian Wiyanti Wong consisting of a total of 900 ordinary shares of Rp. 1,000,000 each in PT. Karya Makmur Abadi for a total cash consideration of USD4,252,500. These transactions have been completed.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the AGM:

(a) Memorandum and Articles of Association of KLK;

(b) The audited financial statements of KLK for each of the past 2 financial years ended 30 September 2008; and

(c) The material contracts referred to in Section 3 above.

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